Filed Pursuant to Rule 424(b)(3)
Registration No.333-137939

P R O S P E C T U S

13,964,297 Shares

China BAK Battery, Inc.

Common Stock

This prospectus covers the resale by the selling stockholders identified in this prospectus of 13,964,297 shares of our common stock. These shares include 13,332,308 outstanding shares of common stock and 631,989 shares of common stock issuable upon the exercise of warrants that we previously issued to certain selling stockholder. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “CBAK.” The last reported sale price of our common stock on the Nasdaq Global Market on October 18, 2006 was $6.89 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 19, 2006.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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SUMMARY

The following summary contains basic information about this offering. It likely does not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents that we have referred you to. The following summary should be read in conjunction with the more detailed information and financial statements (including the related notes) appearing elsewhere in this prospectus. For a discussion of certain factors you should consider before deciding to invest in our common stock, see “Risk Factors.”

Except as otherwise indicated by the context, “we,” “us” or “our” refers to China BAK Battery, Inc. and its subsidiaries; “BAK International” refers to our Hong Kong subsidiary, BAK International, Ltd.; “Shenzhen BAK” refers to our PRC subsidiary, Shenzhen BAK Battery Co., Ltd.; “BAK Electronics” refers to our PRC subsidiary, BAK Electronics (Shenzhen) Co., Ltd.; “China” or “PRC” refers to the People’s Republic of China, excluding for the purposes of this prospectus only, Taiwan, Hong Kong and Macau; “RMB” or “Renminbi” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States.

Our Business

We are one of the largest manufacturers of rechargeable lithium-based battery cells in China and the world, as measured by production output. We produce battery cells that are the principal component of rechargeable batteries commonly used to power the following applications:

•	cellular phones—customer segments include original equipment manufacturing (“OEM”) customers and replacement battery manufacturers;

•	notebook computers;

•	cordless power tools; and

•	portable consumer electronics, such as digital media cameras, portable media players, portable gaming devices and personal digital assistants (“PDAs”).

Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic applications. We believe that our proprietary technologies allow us to offer battery cells that are flexibly configured, lightweight, powerful and safe. We conduct all of our operations in China, in close proximity to China’s electronics manufacturing base and its rapidly growing market. Our access to China’s supply of low-cost skilled labor, raw materials, machinery and facilities enables us to price our products competitively in an increasingly price-sensitive market. In addition, we have automated key stages of our manufacturing process to be able to produce high-quality battery cells that consistently meet the stringent requirements of our customers.

Historically, we primarily manufactured prismatic lithium-ion cells for the cellular phone replacement battery market and OEM market. Prismatic cells targeted at the PRC replacement market, where cellular phone batteries produced by independent battery manufacturers are purchased for use in second-hand cellular phones or as back-up batteries, primarily comprise of steel-case cells. We also operate in the cellular phone battery OEM market, where we sell aluminum-steel cells for incorporation into branded batteries that are included in new cellular phones or are sold as replacement batteries. We have successfully established ourselves as a major competitor in the PRC domestic OEM market and leading brand names such as Lenovo, Ningbo Bird, Konka and Haier have designated us as a cell provider for their branded batteries. At the request of customers that order prismatic battery packs, we also engage pack battery manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the replacement and OEM markets. We intend to leverage our strong technological capabilities we have developed over the years to continue our growth and expand our reach to the global cellular phone OEM market, and have been actively pursuing OEM qualifications from international brand names, such as Nokia, Motorola and BenQ Siemens.

To meet the growing demand for our products and to capture new opportunities, we have recently substantially increased our production capacity from approximately 15 million units per month as at September 30, 2004 to approximately 25 million units per month as at June 30, 2006. We have also expanded our product offerings by adding three new product lines:

•	High-power, lithium-phosphate cells for use in cordless power tools. We began commercial production of lithium-phosphate cells in October 2005 for use in cordless power tools of Black & Decker, a leading power tools manufacturer.

•	Lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, Bluetooth headsets, digital medial players and digital audio players. We began commercial production of lithium polymer cells in September 2005.

•	Cylindrical lithium-ion cells for use in notebook computers. We began commercial production of cylindrical cells for notebook computers in June 2006 using our new semi-automated production lines.

Our operations have grown since our inception in August 2001 to one with 10,740 employees and approximately 110,000 square meters of manufacturing and ancillary facilities as of June 30, 2006. Our revenue has grown from $20.0 million in the year ended September 30, 2003 to $63.7 million and $101.9 million in the years ended September 30, 2004 and 2005, respectively, generating net income of $3.7 million, $7.8 million and $13.5 million in the same periods.

Our Industry

The lithium-ion battery was first introduced by Sony Corporation in 1992 and has since become the battery of choice for a wide range of portable consumer electronic applications because of its high energy density, high voltage, compact size, light weight and excellent energy retention characteristics. The advantages of lithium-based battery over the traditional nickel cadmium and nickel metal hydride batteries have resulted in a significant increase of its share in the global rechargeable battery market. Demand for lithium-based batteries grows in tandem with consumer electronics products powered by lithium-based batteries, such as cellular phones, notebook computers and other portable electronic devices. In addition, as a result of technological advancements in recent years, the lithium-based battery is being used in increasingly more powerful and diverse applications. Lithium-based batteries are now being used in emerging industrial applications such as power tools, electric vehicles and hybrid electric vehicles. The lithium-based battery market is dominated by manufacturers located in Japan, South Korea and China. China’s battery industry continues to grow and capture market share in the global battery manufacturing industry as both domestic and international battery manufacturers increase their manufacturing presence in the PRC. China has a number of key advantages in battery manufacturing that are expected to continue to drive this growth, including low costs, proximity to the consumer electronics supply chain, proximity to end-users and a developing R&D infrastructure. Chinese manufacturers are becoming increasingly competitive as they have significantly benefited and will continue to benefit from these advantages.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in, and to capitalize on the growth of, the global lithium-ion battery market:

•	Strong focus on lithium-based batteries and core competency in lithium-ion battery technology

•	Strong R&D capabilities

•	Economies of scale

•	China-based, low-cost manufacturing model

•	Optimal use of automation in production process

•	Experienced management team with proven technology and operational record

Our Strategy

We believe we are well positioned to take advantage of the opportunities presented by growing market demand for rechargeable lithium-based batteries. Our goal is to build on our existing strengths to become a global leader in the development and manufacturing of lithium-based battery cells for leading end-application manufacturers. We intend to achieve this objective by pursuing the following strategies:

•	Enhance leading-edge technology through continual innovation.

•	Continue our cost leadership through yield improvements and refining our manufacturing process

•	Expand our customer base and develop new application markets.

•	Increase manufacturing capacity by leveraging our existing infrastructure, access to low-cost local resources and proximity to supply chain and electronics manufacturing base.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our limited operating history in developing, manufacturing and selling of lithium-based rechargeable battery cells;

•	our ability to keep up with rapidly changing technologies and evolving industry standards;

•	our dependence on the growth in demand for the portable electronic devices that are powered by our products;

•	our ability to diversify our product offering and capture new market opportunities;

•	our ability to manage the expansion of our business operations effectively;

•	our ability to fund our operations and manage our substantial short-term indebtedness;

•	uncertainties with respect to the PRC legal and regulatory environment.

•	our ability to maintain cost leadership; and

•	our ability to acquire land use rights to our facilities.

Our Corporate Structure

We were incorporated in Nevada on October 4, 1999. We were formed originally for the purpose of building a retail specialty coffee business. On January 20, 2005, we completed a share exchange with the stockholders of BAK International, a Hong Kong company, pursuant to which we acquired 100% of BAK International and in exchange, issued our common stock to these stockholders representing 97.2% of our then post-issuance share capital. BAK International was a holding company that owned a 100% PRC operating subsidiary, Shenzhen BAK. On February 14, 2005, we merged with our wholly owned subsidiary, China BAK Battery, Inc., which was incorporated on February 1, 2005. We are the surviving entity of this merger and we changed our name from “Medina Coffee, Inc.” to our current name, “China BAK Battery, Inc.” We accounted for this share exchange as a reverse acquisition and succeeded to and are considered to be a continuation of Shenzhen BAK’s operations for the purpose of our financial statement presentation.

We conduct our current business through the following two wholly owned operating subsidiaries in China that we own through BAK International:

•	Shenzhen BAK, located in Shenzhen, China and incorporated in August 2001, which focuses on the development and manufacture of three types of cells: prismatic cells, cylindrical cells and high-power lithium-phosphate cells; and

•	BAK Electronics, located in Shenzhen, China and incorporated in August 2005, which focuses on the development and manufacture of lithium polymer cells.

Our Corporate Information

Our principal executive offices are located at BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen, 518119, People’s Republic of China. Our telephone number there is (86-755) 8977-0093.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website address is www.bak.com.cn. The information contained on our website does not form part of this prospectus.

The Offering

Common stock offered by the selling stockholders	13,964,297 shares, comprising of 13,332,308 outstanding shares and 631,989 shares issuable upon exercise of warrants

Common stock outstanding immediately after this offering	48,885,896 shares

Nasdaq Global Market symbol	“CBAK”

The number of common stock that will be outstanding immediately after this offering excludes:

•	400,000 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2006, at an exercise price of $6.25 per share;

•	3,600,000 shares of common stock reserved for future issuance under our 2005 stock option plan as of September 30, 2006;

•	631,989 shares of common stock issuable upon the exercise of warrants outstanding as of August 31, 2006 at an exercise price of $7.92 per share;

•	7,500 restricted shares of common stock issued to our independent directors under our non-employee directors compensation plan that have not vested as of September 30, 2006; and

•	485,000 shares of common stock reserved for future issuance under our non-employee directors compensation plan.

Risk Factors

Investing in our common stock involves a number of material risks. For a description of certain risks that you should consider before investing in our common stock, see “Risk Factors.”

Summary Financial and Other Data

The following summary consolidated statement of income and comprehensive income data for the years ended September 30, 2003, 2004 and 2005 and the summary consolidated balance sheet data as of September 30, 2004 and 2005 have been derived from our audited financial statements included elsewhere in this prospectus. The following summary consolidated statement of income and comprehensive income data for the nine months ended June 30, 2005 and 2006 and the summary consolidated balance sheet data as of June 30, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus.

You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended September 30,					Nine Months Ended June 30,
	2003		2004		2005	2005	2006
						(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Income and Comprehensive Income Data
Net revenues	$20,045		$63,746		$101,922	$75,159	$97,721
Cost of revenues	14,534		50,294		76,047	58,004	69,904

Gross profit	5,511		13,452		25,875	17,155	27,817
Operating expenses	1,698		4,679		10,391	7,153	11,130

Operating income	3,813		8,773		15,484	10,002	16,687
Finance costs, net	121		454		845	522	993
Gain on trading securities	—		—		—	—	280
Other expenses	3		10		490	54	39
Income taxes	(15)		507		652	745	512

Net income	$3,704		$7,802		$13,497	$8,681	$15,423

Other comprehensive (loss) income
— Foreign currency translation adjustment	(—	)(1)	(—	)(1)	1,005	(1)	1,250

Comprehensive income	$3,704		$7,802		$14,502	$8,680	$16,673

Net Income per Share Data(2)
Basic	$0.12		$0.25		$0.35	$0.23	$0.32
Diluted	$0.12		$0.25		$0.35	$0.23	$0.31

Weighted average number of shares
Basic	31,226		31,226		38,289	37,013	48,878
Diluted	31,226		31,226		38,409	37,042	49,167

(1)	Less than $1,000.
(2)	Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if currently outstanding securities or other contracts to issue shares were exercised or converted into shares.

	As of September 30,		As of June 30, 2006
	2004	2005
			(unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$3,212	$33,056	$6,332
Pledged deposits	7,120	19,392	18,957
Trade accounts receivable, net	21,018	43,864	56,946
Inventories	29,536	21,696	52,610
Property, plant and equipment, net	41,706	65,751	90,934
Total assets	109,155	189,486	230,781

Total current liabilities	88,650	98,944	121,491
Short-term bank loans	29,116	39,545	53,154
Long-term borrowings	—	—	—
Total liabilities	88,725	99,177	121,786
Total stockholders’ equity	20,430	90,309	108,995
Total liabilities and stockholders’ equity	$109,155	$189,486	$230,781

	Year Ended September 30,			Nine Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
	(in thousands, except percentages)
Other Financial Data
Gross margin(1)	27.5%	21.1%	25.4%	22.8%	28.5%
Operating margin(2)	19.0%	13.8%	15.2%	13.3%	17.1%
Net margin(3)	18.5%	12.2%	13.2%	11.6%	15.8%
Capital expenditures	$4,651	$28,254	$30,594	$24,768	$32,665
Depreciation and amortization	380	1,758	3,581	2,361	4,296
Net cash provided by (used in) operating activities	2,950	3,593	8,014	15,427	(8,631)
Net cash used in investing activities	4,669	28,300	30,596	24,768	32,406
Net cash provided by financing activities	$2,296	$27,249	$52,363	$7,778	$13,752

(1)	Gross margin is unaudited, and represents gross profit divided by revenues.
(2)	Operating margin is unaudited, and represents operating income divided by revenues.
(3)	Net margin is unaudited, and represents net income divided by revenues.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and the other information set forth elsewhere in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock. The trading price of our common stock could decline because of any of these risks and you may lose part or all of your investment.

Risks Related to Our Business

Our limited operating history may not serve as an adequate basis to evaluate our future prospects and results of operations.

We have a limited operating history. We are engaged in the business of developing, manufacturing and selling of lithium-based rechargeable battery cells used for a wide range of portable electronic applications. We were established in Shenzhen, China in August 2001 and commenced operations in June 2002. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects. We may not be able to:

•	maintain our leading position in the cellular phone battery replacement market;

•	retain existing customers or acquire new customers;

•	diversify our revenue sources by successfully developing and selling our products in the global cellular phone OEM market, notebook computer battery market and other markets;

•	keep up with evolving industry standards and market developments;

•	respond to competitive market conditions;

•	maintain adequate control of our expenses;

•	manage our relationships with our suppliers;

•	attract, train, retain and motivate qualified personnel; or

•	protect our proprietary technologies.

If we are unsuccessful in addressing any of these challenges, our business may be materially and adversely affected.

We are primarily dependent on sales of lithium-ion battery cells for the cellular phone battery replacement market. A reduction in the volume or average price of lithium-ion battery cells that we sell for this market would cause our overall revenue to decline.

We have derived a major portion of revenues to date from sales of our lithium-ion battery cells for the cellular phone battery replacement market. While we intend to diversify our revenue sources by expanding to the global cellular phone OEM market, notebook computers and high-power electrical tool markets, we expect that sales of battery cells used for the cellular phone battery replacement market will continue to comprise a significant portion of our revenues in the near future. Accordingly, any decrease in the demand for our battery cells in the replacement market resulting from success of competing products, slower than expected growth of sales in the replacement market or other adverse developments relating to the replacement market may materially and adversely affect our business and cause our overall revenue to decline. In addition, our expansion to the global cellular phone battery OEM market and other markets may not increase our revenue to a level that would enable us to materially reduce our dependence on sales of battery cells for the cellular phone replacement market.

Our business depends on the growth in demand for portable electronic devices.

As the market demand for portable electronic devices is directly related to the demand for our products, a fast growing portable electronic device market will be critical to the success of our business. In anticipation of an expected increase in demand for portable electronic devices such as cellular phones and notebook computers in next few years, we have expanded our manufacturing capacity. However, the markets we have targeted, including those of PRC, may not achieve the level of growth we expect. If this market fails to achieve our expected level of growth, we will have excess production capacity and may not be able to generate enough revenue to maintain our profitability.

Our future success depends on the success of manufacturers of the end applications that use our products.

As we expand to the battery markets for global OEM cellular phones, notebook computers and other portable electronic devices, our future success depends on whether end application manufacturers are willing to use batteries that incorporate our products. To secure acceptance of our products, we must constantly develop and introduce more reliable and cost-effective battery cells with enhanced functionality to meet evolving industry standards. Our failure to gain acceptance of our products from these manufactures could materially and adversely affect our future success.

Even if a manufacturer decides to use batteries that incorporate our products, the manufacturer may not be able to market and sell its products successfully. The manufacturer’s inability to market and sell its products successfully, whether from lack of market acceptance or otherwise, could materially and adversely affect our business and prospects because this manufacturer may not order new products from us. If we cannot achieve the expected level of sales, we will not be able to make enough profits to offset the expenditures we have incurred to expand our production capacity, nor will we be able to grow our business. Accordingly, our business, financial condition, results of operations and future success would be materially and adversely affected.

We experience fluctuations in quarterly operating results.

Our quarterly operating results have fluctuated in the past and will likely fluctuate in the future. The demand for our products is driven largely by demand for the end applications that are powered by our products. Accordingly, the rechargeable battery industry is affected by market conditions that are often outside our control. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand for batteries and their end applications, capacity ramp up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Our failure to keep up with rapid technological changes and evolving industry standards may cause our products to become obsolete and less marketable, resulting in our loss of market share to our competitors.

The lithium-based battery market is characterized by changing technologies and evolving industry standards, which are difficult to predict. This, coupled with frequent introduction of new products and models, has shortened product life cycles and may render our products obsolete or unmarketable. Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. To achieve this goal, we have invested and plan to continue investing significant financial resources in our R&D infrastructure. R&D activities, however, are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Accordingly, our significant investment in our R&D infrastructure may not bear fruit. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs that would render our products obsolete or less marketable. Therefore, our failure to effectively keep up with the rapidly technological changes and evolving industry standards by introducing new and enhanced products may cause us to lose our market share and to suffer a decrease in our revenue.

Failure to successfully obtain OEM certification from international cellular phone brand owners may materially and adversely affect our future growth.

We intend to leverage our position in the cellular phone battery replacement market and to expand to the global cellular phone OEM market. To achieve this goal, we must first be qualified by international brand owners. We have started the process with Motorola, Nokia as well as other international brand owners. Since international brand owners have very stringent requirements, the qualification process can be lengthy and costly for new component suppliers such as us. Our failure to obtain qualifications from international brand owners would have a material adverse effect on our ability to execute our business plan and achieve the level of growth we have planned.

We may not be able to manage our expansion of operations effectively.

We were established in August 2001 and have grown rapidly since. We are in the process of significantly expanding our business in order to meet the increasing demand for our products, as well as to capture new market opportunities. As we continue to grow, we must continue to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. In order to fund our on-going operations and our future growth, we need to have sufficient internal sources of liquidity or access to additional financing from external sources. Furthermore, our management will be required to maintain and strengthen our relationships with our customers, suppliers and other third parties. As a result, our continued expansion has placed, and will continue to place, significant strains on our management personnel, systems and resources. We will also need to further strengthen our internal control and compliance functions to ensure that we will be able to comply with our legal and contractual obligations and minimize our operational and compliance risks. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

We may not be able to substantially increase our manufacturing output in order to maintain our cost competitiveness.

We believe that our ability to provide cost-effective products is one of the most significant factors that contributed to our current success and will be essential for our future growth. We believe this is one of our competitive advantages over our Japanese and Korean competitors. In order to continue doing so, we will need to increase our manufacturing output to a level that will enable us to substantially reduce the cost of our products on a per unit basis through economies of scale. However, our ability to substantially increase our manufacturing output is subject to significant constraints and uncertainties, including:

•	the need to raise significant additional funds to purchase and prepay raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to maintain our competitive position or achieve the growth we expect. Moreover, even if we expand our manufacturing output, we may not be able to generate sufficient customer demand for our products to support our increased production output.

We are and will continue to be subject to rapidly declining average selling prices, which may harm our revenue and gross profits.

Portable consumer electronics such as cellular phones and notebook computers are subject to rapid declines in average selling prices due to rapidly evolving technologies, industry standards and consumer preferences. As a result, manufacturers of these electronic devices expect us as suppliers to cut our costs and lower the price of our products in order to mitigate the negative impact on their own margins. We have reduced the price of our products in the past in order to meet market demand and expect to continue to face market-driven downward pricing pressures in the future. Our revenue and profitability will suffer if we are unable to offset any declines in our average selling prices by developing new or enhanced products on a timely basis with higher selling prices or gross profit margins, increasing our sales volumes or reducing our costs.

We have had material weaknesses in internal control over financial reporting, which relate primarily to the disclosure and presentation of financial information under U.S. GAAP. We have restated our financial statements three times. We cannot assure you that additional material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on our stock price.

In the course of the Securities and Exchange Commission, or SEC, review of registration statements on Form SB-2 (File Nos. 333-122209 and 333-130247), we restated our consolidated balance sheet as of September 30, 2004, our consolidated statements of income and comprehensive income, our consolidated statements of cash flows and our consolidated statements of changes in shareholders’ equity for the fiscal year ended September 30, 2004, and also extended or modified certain notes to these consolidated financial statements. This restatement arose out of accounting errors relating to (1) misclassification of cash transactions, (2) incorrect charging to our statements of income and comprehensive income and comprehensive income for fiscal 2003 and 2004 for deficit attributable to 1,152,456 shares outstanding prior to our reverse merger on January 20, 2005, and (3) incorrect presentation of depreciation expenses in the statement of income and comprehensive income. The restatement resulted in an increase in net cash from financing activities, a decrease in the number of common stock outstanding and a corresponding increase in paid-in capital, and a decrease in gross profit for the fiscal year ended September 30, 2004 by $1,635,971, or approximately 11%.

In the course of the SEC review of the registration statements referred to above, we determined that beginning with fiscal quarter ended December 31, 2005, we would no longer be considered a “small business issuer.” We restated our consolidated balance sheet as of December 31, 2005, our consolidated statement of income and comprehensive income and our consolidated statement of cash flows for the three months ended December 31, 2005 to reflect the prospective adoption of Statement of Financial Accounting Standards No. 123R (“SFAS No. 123R”) relating to the accounting for stock-based compensation commencing in the first quarter of our fiscal year ending September 30, 2006. Pursuant to the restatement, we incurred an incremental share-based compensation expense of $711,512 in the quarter ended December 31, 2005. This restatement resulted in, among other things, a decrease in gross profit and net income per share for the first quarter of our fiscal year 2006.

As reported in the current report on Form 8-K filed with the SEC on August 4, 2006, we changed our independent registered public accounting firm from Schwartz Levitsky Feldman LLP to KPMG. We engaged KPMG on May 15, 2006 to audit our financial statements for the fiscal years ended September 30, 2003, 2004 and 2005. During the course of the audit, KPMG notified our accounting staff of misstatements in our previously reported financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 that required correction relating to: (1) the overstatement of interest expense because of an error in the application of accounting principles relating to interest capitalization, and the related understatement of property, plant and equipment, construction in progress and depreciation expenses; (2) the incorrect charging to shareholders’ equity for fiscal year 2005 the provision for staff and workers’ bonus and welfare fund instead of charging it to the statements of income and comprehensive income; (3) the overstatement of the provision for contributions to a social insurance plan because of a misinterpretation of the applicable PRC laws; (4) the understatement of our accumulated foreign-currency translation adjustment for fiscal 2005 included in comprehensive income and overstatement of our additional paid-in capital due to a calculation error during consolidation; (5) other misstatements identified, which were individually not material, include amounts related to amortization of lease prepayments, prepayments and other receivables, accrued expenses and other payables, cost of revenues, general and administrative expenses, finance costs, other expenses, and certain cash flow items, and (6) the consequential understatements or overstatements of income tax expenses. The net restatement adjustments resulted in an increase in our net income and earnings per share in the relevant periods. For more detailed descriptions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures.”

Management has determined that the restatements referred to above resulted from material weaknesses in our internal control over financial reporting. These material weaknesses relate primarily to the presentation of financial information in accordance with U.S. GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures” for a more detailed discussion of these material weaknesses.

We cannot assure you that additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could result in additional significant deficiencies or material weaknesses, cause us to fail to meet our periodic reporting obligations or result in material misstatements in our financial statements. Any such failure could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that will be required when the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our annual report on Form 10-K for the fiscal year ended September 30, 2006. The existence of a material weakness could result in errors in our financial statements that could result in another restatement of financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, leading to a decline in our stock price.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, results of operations and the trading price of our common stock.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in their annual reports that contain an assessment by management of the effectiveness of their internal control over financial reporting at a reasonable assurance level. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 10-K for the fiscal year ending September 30, 2006.

Management has determined that as of the fiscal year ended September 30, 2005 and as of August 22, 2006, the restatements, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures,” resulted from material weaknesses in our internal control over financial reporting. To remediate these material weaknesses, which relate primarily to the disclosure and presentation of financial information in accordance with U.S. GAAP, we have taken and continue to take a number of remediation measures, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Controls and Procedures.” However, we cannot assure you that we can fully remediate all our material weaknesses or address additional material weaknesses or significant deficiencies that may subsequently arise by the year end date of fiscal year 2006, so that our management can conclude that we will have an effective internal control over financial reporting as of the fiscal year end for our annual report on Form 10-K for the fiscal year 2006. If we cannot implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, our independent auditors may not be able to provide a written attestation as to the effectiveness of our internal controls over financial reporting, in which event, our independent auditors may issue a disclaimer of their audit opinion. Our failure to achieve and maintain effective internal control over financial reporting may result in sanctions or investigations by regulatory authorities, such as the SEC, and loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock. Furthermore, we anticipate that we will incur considerable costs and use significant management and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002.

We became a public company through our acquisition by a non-operating public shell company, where we were the accounting acquirer and assumed all liabilities of our predecessor entity.

Our January 2005 share exchange with Medina Coffee, Inc. was accounted for as a reverse merger in which Shenzhen BAK Battery Co., Ltd. was deemed to be the accounting acquirer and Medina Coffee, which was originally incorporated in 1999, was deemed to be the legal acquirer. Accordingly, we have assumed all the liabilities of Medina Coffee. Medina Coffee was incorporated for the purposes of engaging in the retail coffee business and at the time of the share exchange, Medina Coffee had no substantial operations, assets or liabilities. We cannot guarantee that we will not become subject to any liabilities related to the conduct by Medina Coffee of its business prior to its acquisition by us that may subsequently arise.

We are dependent on a limited number of customers for a significant portion of our revenues and this dependence is likely to continue.

We have been dependent on a limited number of customers for a significant portion of our revenue. Our top five customers accounted for approximately 39.0%, 34.5% and 39.9% of our revenues in the years ended September 30, 2004 and 2005 and in the nine months ended June 30, 2006, respectively. Dependence on a few customers could make it difficult to negotiate attractive prices for our products and could expose us to the risk of substantial losses if a single dominant customer stops purchasing our products. We expect that a limited number of customers will continue to contribute to a significant portion of our sales in the near future. Our ability to maintain close relationships with these top customers is essential to the growth and profitability of our business. If we fail to sell our products to one or more of these top customers in any particular period, or if a large customer purchases fewer of our products, defers orders or fails to place additional orders with us, or if we fail to develop additional major customers, our revenue could decline, and our results of operations could be adversely affected.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainties and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers and the term of our sales contracts with our customers is typically one year. Furthermore, these contracts leave certain major terms such as price and quantity of products open to be determined in each purchase order. These contracts also allow parties to re-adjust the contract price for substantial changes in market conditions. As a result, if our customers hold stronger bargaining power than us or the market conditions are in their favor, we may not be able to enjoy the price downside protection or upside gain. Furthermore, our customers may decide not to continue placing purchase orders with us in the future at the same level as in prior periods. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

We may not be able to accurately plan our production based on our sales contracts, which may result in excess product inventory or product shortages.

Our sales contracts typically provide for a non-binding, three-month forecast on the quantity of products that our customers may purchase from us. We typically have only a 15-day lead time to manufacture products to meet our customers’ requirements once our customers place orders with us. To meet the short delivery deadline, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on our estimate in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. Producing additional products to make up for any product shortages within a short time frame may be difficult, making us unable to fill out the purchase orders. In either case, our results of operation would fluctuate from period to period.

We depend on third parties to supply key raw materials to us. Failure to obtain sufficient supply of these raw materials in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers.

We purchase from Chinese domestic suppliers certain key raw materials such as electrolytes, electrode materials and import separators, a key component of battery cells from foreign countries. We purchase raw materials on the basis of purchase orders. In the absence of firm and long-term contracts, we may not be able to obtain sufficient supply of these raw materials from our existing suppliers or alternates in a timely fashion or at a reasonable cost. Our failure to secure sufficient supply of key raw materials in a timely fashion would result in a significant delay in our production and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials at a reasonable cost could also harm our revenue and gross profit margins.

We face intense competition from other battery cell manufacturers, many of which have significantly greater resources.

The market for battery cells used for portable electronic devices such as cellular phones is intensely competitive and is characterized by frequent technological changes and evolving industry standards. We expect competition to become more intense. Increased competition may result in decline in average selling prices, causing a decrease in gross profit margins. We have faced and will continue to face competition from manufacturers of traditional rechargeable battery cells, such as nickel-cadmium batteries, from manufacturers of rechargeable battery cells of more recent technologies, such as nickel-metal hydride and liquid electrolyte, other manufacturers of lithium-ion battery cells, as well as from companies engaged in the development of batteries incorporating new technologies. Other manufacturers of lithium-ion battery cells currently include Sanyo Electric Co., Sony Corporation, Matsushita Electric Industrial Co., Ltd. (Panasonic), GS Group, NEC Corporation, Hitachi Ltd., LG Chemical Ltd., Samsung Electronics Co., Ltd., BYD Co. Ltd., Tianjin Lishen Battery Joint Stock Co., Ltd., Henan Huanyu Group and Harbin Coslight Technology International Group Co., Ltd.

Many of these existing competitors have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of battery technologies, such as lithium polymer and fuel cell batteries, which are expected to compete with our existing product line. Other companies undertaking R&D activities of solid-polymer lithium-ion batteries have developed prototypes and are constructing commercial scale production facilities. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

We depend on third-party battery pack manufacturers to incorporate our products into battery packs to make batteries ready for use in various portable consumer electronics. If these factories fail to properly assemble our products and battery packs, resulting in defective batteries, our reputation could be severely damaged and our sales could be materially and adversely affected.

We manufacture only battery cells, which is a key and the most valuable component of a battery. Battery cells need to be incorporated into battery packs to constitute batteries ready for use in various portable consumer electronics. Some of our end application customers may ask us to designate certain third-party battery pack manufacturers to assemble our products into batteries. While assembly is a fairly straightforward process as it does not involve much complex technologies, unless assembled properly, the batteries could malfunction. If the battery pack manufacturers with whom we cooperated fail to assemble batteries properly and cause a large number of batteries to be defective due to reasons unrelated to the quality of our products, our reputation could be severely damaged. If these battery pack manufacturers are unable to assemble a sufficient number of batteries to meet the requirements of our end application customers and we cannot timely find qualified alternative battery pack manufacturers, our sales could be materially and adversely affected.

Our business depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lost their services.

Our future success heavily depends on the continued service of our senior executives and other key employees. In particular, we rely on the expertise and experience of our chief executive office and president, Mr. Xiangqian Li, and our chief operating officer and chief technical officer, Dr. Huanyu Mao. If one or more of our senior executives are unable or unwilling to continue to work for us in their present positions, we may have to spend a considerable amount of time and costs in searching, recruiting and integrating the replacements into our operations, which would substantially divert our management’s attention from our business and severely disrupt our business. This may also adversely affect our ability to execute our business strategy. Moreover, if any of our senior executives joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key personnel. Each of our executive officers has entered into an employment agreement with us, which contains non-competition and confidentiality clauses. However, if any dispute arises between our executive officers and us, it is hard to predict the extent to which any of these agreements could be enforced in China, where these executive officers reside, in light of the uncertainties with China’s legal system.

The success of our business depends on our ability to attract, train and retain highly skilled employees and key personnel.

Because of the highly specialized, technical nature of our business, we must attract, train and retain a sizable workforce comprising highly skilled employees and other key personnel. Since our industry is characterized by high demand and intense competition for talent, we may have to pay higher salaries and wages and provide greater benefits in order to attract and retain highly skilled employees or other key personnel that we will need to achieve ours strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the requirements of our growing business. Our failure to attract, train or retain highly skilled employees and other key personnel in numbers that are sufficient to satisfy our needs would materially and adversely affect our business.

Manufacturing or use of our products may cause accidents, which could result in significant production interruption, delay or claims for substantial damages.

Due to the high energy density inherent in lithium-based batteries, our batteries can pose certain safety risks, including the risk of fire. Although we incorporate safety procedures in the research, development, manufacture and transportation of batteries that are designed to minimize safety risks, the manufacture or use of our products may still cause accidents. Any accident, whether occurring at the manufacturing facilities or from the use of our products, may result in significant production interruption, delays or claims for substantial damages caused by personal injuries or property damages.

We extend relatively long payment terms to our customers.

As is customary in the industry in the PRC, we extend relatively long payment terms and provide generous return policies to our customers. As a result of the size of many of our orders, these extended terms may adversely affect our cash flow and our ability to fund our operations out of our operating cash flow. In addition, although we attempt to establish appropriate reserves for our receivables, those reserves may not prove to be adequate in view of actual levels of bad debts. The failure of our customers to pay us timely would negatively affect our working capital, which could in turn adversely affect our cash flow.

Our customers often place large orders for products, requiring fast delivery, which impacts our working capital. If our customers do not incorporate our products into their products and sell them in a timely fashion, for example, due to excess inventories, sales slowdowns or other issues, they may not pay us in a timely fashion, even on our extended terms. Our customers’ failure to pay may force us to defer or delay further product orders, which may adversely affect our cash flows, sales or income in subsequent periods.

We manufacture and market lithium-based battery cells only. If a viable substitute product or chemistry emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

We manufacture and market lithium-based battery cells only. As we believe that the market for lithium-based batteries has good growth potential, we have focused our R&D activities on exploring new chemistry and formula to enhance our product quality and features while reducing cost. Some of our competitors are conducting R&D on alternative battery technologies, such as fuel cells. If any viable substitute product emerges and gains market acceptance because it has more enhanced features, more power, more attractive pricing, or better reliability, the market demand for our products may be reduced, and accordingly our business, financial condition and results of operations would be materially and adversely affected.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In the year ended September 30, 2005 and the nine months ended June 30, 2006, we derived 29.0% and 31.7% of our sales from outside the PRC. The marketing, international distribution and sale of our products expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors that are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of the market share.

We have purchased certain product liability insurance from some PRC-based insurance companies to provide against any claims against us based on our product quality. If any of our products is found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacement, provide refund, or pay damages. As our insurance policy imposes a ceiling for maximum coverage and high deductibles, we may not be able to obtain from our insurance policy an amount enough to compensate our customers for damages they suffered attributable to the quality of our products. Moreover, as our insurance policy also excludes certain types of claims from its coverage and if any of our customers’ claims against us falls into those exclusions, we would not receive any amount from our insurance policy at all. In either case, we may still be required to incur substantial amounts to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect the results of our operations and severely damage our reputation.

We are subject to a patent infringement lawsuit in the United States involving our production of battery cells for A123 Systems for use in cordless power tools. If the court holds against us, we may be required to pay monetary damages, terminate our production of the cells, or pay royalties to continue the production. This would in turn materially adversely affect our ability to execute our growth strategy, revenues and business prospects.

On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against us. The plaintiffs alleged that by manufacturing rechargeable lithium cells for A123 Systems for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker, we have infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. A123 Systems, Inc., Black & Decker Corporation and Black & Decker (U.S.) Inc. have also been named as co-defendants in this lawsuit. The court has not ruled on this lawsuit. We understand that this lawsuit is a countersuit against A123 Systems, which filed a claim against Hydro-Quebec in the United States District Court of Massachusetts in April 2006. In that suit, A123 Systems sought declaratory relief that the two said U.S. patents are invalid and that A123 Systems is not infringing either of these two patents.

If the court holds against us, we may be required to pay plaintiffs substantial monetary damages, terminate our existing production of cells manufactured for A123 Systems used in Black & Decker power tools, or pay royalties to continue the production. Furthermore, if A123 System is found liable for the infringement, it may not be able to continue its cooperation with us at all or on terms and conditions acceptable to us, which in turn would adversely affect our ability to execute our strategy to expand our production to cells for power tools and capture high-margin businesses. Accordingly, our revenues and business prospects would be materially adversely affected. In addition, regardless of the final outcome of the lawsuit, we may incur substantial costs and our management resource and attention to our business would be diverted.

We are liable for substantial amounts of liquidated damages to certain of our shareholders.

We are liable for liquidated damages to certain selling shareholders whose shares were included in a registration statement on Form SB-2 that we filed pursuant to a registration rights agreement that we entered into with the selling shareholders in September 2005. Under the registration rights agreement, if a registration statement filed pursuant thereto ceases to be effective after its effective date to cover the resale of the shares for more than 30 trading days, while the relevant shares could not be put back to us, we will be liable to pay partial liquidated damages equal to 1.0% of the aggregate investment amount paid by those selling shareholders for the shares, and on each monthly anniversary thereafter until the default is cured, an additional 1.5%. On August 15, 2006, the SEC declared effective a post-effectiveness amendment we filed on August 4, 2006 to terminate the effectiveness of the registration statement on Form SB-2 that included the resale of the shares held by those selling shareholders. Should the interval from August 15, 2006 to the date of the effectiveness of this registration statement exceed 30 trading days, those selling shareholders would be eligible for the liquidated damages from us based on the formula specified in the registration rights agreement. As we cannot predict the effectiveness date of this registration statement, we cannot estimate the exact amount of the liquidated damages when the claim arises. As there is no effective registration statement on September 26, 2006 for the shares held by those selling shareholders, we are liable to those selling shareholders for $241,232 in liquidated damages. For each month thereafter, we will be liable for an additional $361,847 in the absence of an effective registration statement. The liquidated damage would be charged to the statement of income and comprehensive income upon its occurrence. Please refer to “Shares Eligible For Future Sale—Registration Rights.”

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause our loss of significant rights and inability to continue providing our existing product offerings.

Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to lithium-ion battery technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly expensive and time-consuming. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technologies or enter into royalty or license agreements that may not be available at acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Protracted litigation could result in our customers, or potential customers, deferring or limiting their purchase or use of our products until resolution of such litigation. Parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any intellectual property litigation could have a material adverse effect on our business, results of operation and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements to protect our intellectual property rights. As of June 30, 2006, we owned 50 registered patents in China and had 171 pending patent applications in China. We had 26 registered trademarks in China that cover various categories of goods and services. Some of our trademarks, such as BAK, are also registered trademarks in the United States, European Union, Korea, Russia, Taiwan and Hong Kong. We cannot assure you that all the pending patent applications will result in issue of patents or, if issued, that it will sufficiently protect our intellectual property rights. Implementation of PRC intellectual property-related laws has historically been lax, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may not be adequate to prevent unauthorized use of our intellectual property rights. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us any royalties. Though we are not currently involved in any litigation with respect to intellectual property, we may need to enforce our intellectual property rights through litigation.

We do not hold land use right for our BAK Industrial Park where our facilities are located, nor did we obtain the required construction and zoning permits for our manufacturing facilities and other related facilities situated on the land.

We do not hold the land use right to the tract of property on which we have constructed our new manufacturing facilities and other related facilities. Under relevant PRC laws and regulations, because we do not have the land use right for the underlying land, we were not eligible to apply for the required construction or zoning permits for the facilities we later built on the land, including our manufacturing facilities, and therefore we are not deemed to be the rightful owner for all these facilities. While we have been actively negotiating with the Shenzhen municipal government with a view to resolving this issue, we may not be able to purchase the land use right to the underlying land from the Shenzhen municipal government on commercially reasonable terms, or if at all. Even if we manage to acquire the land use right, we cannot assure you that we will not be subject to any fine or other penalty for our past non-compliance with construction and zoning requirements. If we are unsuccessful in acquiring the land use right, we could be forced to halt our production, vacate our current premises, and lose all of our facilities situated on the land without any compensation, which would adversely and materially affect our business, results of operations and our financial condition.

Compliance with environmental regulations can be expensive, and our failure to comply with these regulations may result in adverse publicity and a material adverse effect on our business.

As a manufacturer, we are subject to various PRC environmental laws and regulations on air emission, waste water discharge, solid wastes and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the PRC environmental legal regime is evolving and becoming more stringent. Therefore, if the PRC government imposes more stringent regulations in the future, we will have to incur additional substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations. Failure to comply with PRC environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

We have significant short-term debt obligations, which mature in less than one year. Failure to extend those maturities of, or to refinance, that debt could result in defaults, and in certain instances, foreclosures on our assets.

At June 30, 2006, we had $53.2 million of short-term loans and $35.0 million of bills payable maturing in less than one year, a substantial portion of which is secured by certain of our assets that amounted to $36.7 million. Our deposits, inventory, machinery and equipment worth $17.8 million secured the short-term bank loans, and our deposits worth $18.9 million secured the bills payable. Failure to obtain extensions of the maturity dates of, or to refinance, these obligations or to obtain additional equity financing to meet these debt obligations would result in an event of default with respect to such obligations and could result in the foreclosure on the collateral. The sale of such collateral at foreclosure would significantly disrupt our ability to produce products for our customers in the quantities required by customer orders or deliver products in a timely fashion, which could significantly lower our revenues and profitability. We may be able to refinance or obtain extensions of the maturities of all or some of such debt only on terms that significantly restrict our ability to operate, including terms that place additional limitations on our ability to incur other indebtedness, to pay dividends, to use our assets as collateral for other financings, to sell assets or to make acquisitions or enter into other transactions. Such restrictions may adversely affect our ability to finance our future operations or to engage in other business activities. If we finance the repayment of our outstanding indebtedness by issuing additional equity or convertible debt securities, such issuances could result in substantial dilution to our stockholders.

We have limited insurance coverage against damages or loss we might suffer.

The insurance industry in China is still in an early stage of development and business interruption insurance available in China offers limited coverage compared to that offered in many developed countries. We do not carry business interruption insurance and therefore any business disruption or natural disaster could result in substantial damages or losses to us. In addition, there are certain types of losses (such as losses from forces of nature) that are generally not insured because they are either uninsurable or because insurance cannot be obtained on commercially reasonable terms. Should an uninsured loss or a loss in excess of insured limits occur, our business could be materially adversely effected. Further, we have not been able to insure any of our manufacturing facilities since we have not yet received the applicable land use rights certificate. If we were to suffer any losses or damages to our manufacturing facilities, our business, financial condition and results of operations will be materially and adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and a significant portion of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. We cannot predict the future direction of economic reforms or the effects of such measures may have on our business, financial condition or results of operations.

Any adverse change in the economic conditions, in government policies or in laws and regulations in China could have a material adverse effect on the overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

We may be unable to enforce our legal rights due to policies regarding the regulation of foreign investments in China.

The PRC’s legal system is a civil law system based on written statutes, in which system decided legal cases have little value as precedents unlike the common law system prevalent in the United States. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies are subject to considerable discretion and variation on the part of the PRC government, including its courts, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China’s regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. As a result, we may not be aware of any violations of these policies and rules until some time after the violation. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks that may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected. In addition, any litigation in China may be protracted and result in substantial cost and diversion of resources and management attention.

We currently enjoy a reduced tax rate and other government incentives, and the loss of or reduction in these benefits may materially and adversely affect our business and results of operations.

According to relevant PRC laws and regulations, an enterprise located in Shenzhen including the district where we are currently located is subject to a 15% enterprise income tax. According to PRC laws and regulations on foreign invested enterprises, a foreign invested manufacturing enterprise is entitled to, starting from its first profitable year, a two-year exemption from its enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate. Our PRC subsidiaries, Shenzhen BAK and BAK Electronics, are each entitled to a two-year exemption from enterprise income tax from its first profitable year, and a reduced enterprise income tax rate of 7.5% for the following three years. As such, for the first two years ended December 31, 2003, Shenzhen BAK was exempted from any enterprise income tax. Between January 1, 2004 and December 31, 2006, Shenzhen BAK is subject to enterprise income tax rate of 7.5%. BAK Electronics, established in August 2005, is currently exempt from any enterprise income tax because it had no business operations in fiscal 2005. In addition, due to the additional capital invested in Shenzhen BAK in 2005, Shenzhen BAK was granted a full tax exemption on 55.88% of its taxable income for calendar years 2005 and 2006, and a 50% tax exemption on 55.88% of its taxable income for calendar years from 2007 to 2009.

However, the PRC government authorities could reduce or eliminate these incentives at any time in the future. There have been preliminary high-level discussions within the PRC on leveling the playing field between foreign invested enterprises and PRC domestic enterprises by phasing out preferential tax rates applicable to foreign invested enterprises. We cannot predict whether and when we may lose, in whole or in part, the preferential tax treatment and other incentives we have now. If we lose part or all of these preferential treatments, we would be subject to a normal enterprise tax rate of 33%. Any loss of or reduction in the preferential tax treatments we have received could materially adversely affect our financial condition and results of operations.

We rely on dividends and other distribution on equity paid by our subsidiaries for our cash needs

We are a holding company, and we conduct all of our operations through our two subsidiaries in PRC: Shenzhen BAK and BAK Electronics, each a limited liability company established in China. We rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our stockholders, to service any debt we may incur and to pay our operating expenses. Current regulations in the PRC permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. According to the articles of association of our subsidiaries, each of our subsidiaries is required to set aside at least 10% of its after-tax profit based on the Chinese accounting standards and regulations each year to its enterprise development reserve, until the balance in the reserve reaches 50% of the registered capital of the company. Funds in the reserve are not distributable to us in forms of cash dividends, loans or advances. In addition, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which in turn will adversely affect our cash needs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 4.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and September 30, 2006. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on common stock in U.S. dollars. For example, an appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident stockholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are stockholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

All of our current operations are conducted in China. Moreover, most of our current directors and officers are nationals or residents of China. All or a substantial portion of the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

An outbreak of a pandemic avian influenza, SARS or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During the past three years, large parts of Asia experienced unprecedented outbreaks of avian influenza caused by the H5N1 virus which, according to a report of the World Health Organization, or WHO, in 2004, “moved the world closer than any time since 1968 to an influenza pandemic with high morbidity, excess mortality and social and economic disruption.” Currently, no fully effective avian flu vaccines have been developed and there is evidence that the H5N1 virus is evolving and an effective vaccine may not be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of severe acute respiratory syndrome, or SARS, a highly contagious form of atypical pneumonia, which seriously interrupted the economic activities and the demand for goods plummeted in the affected regions. An outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, may seriously interrupt our production operations or those of our suppliers and customers, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Our production facilities are subject to risks of power shortages.

Many cities and provinces in the PRC have suffered serious power shortages since the second quarter of 2004. Many of the regional grids do not have sufficient power generating capacity to fully satisfy the increased demand for electricity driven by continual economic growth and persistent hot weather. Local governments have recently required local factories to temporarily shut down their operations or reduce their daily operational hours in order to reduce local power consumption levels. To date, our operations have not been affected by those administrative measures. However, there is a risk that our operations may be affected by those administrative measures in the future, thereby causing material production disruption and delay in delivery schedule. In such event, our business, results of operation and financial conditions could be materially adversely affected. We do not have any back-up power generation system. Although we have not experienced any power outages in the past, we may be adversely affected by any power outages in the future.

Risks Related to Our Common Stock

The market price for our common stock may be volatile.

The market price for our common stock may be highly volatile and could be subject to wide fluctuations in response to factors some of which may be beyond our control. Factors affecting the trading price of our common stock include:

•	the lack of depth and liquidity of the market for our common stock;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new products or services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	market conditions in our industry;

•	changes in operations or market valuations of other companies in our industry;

•	our sales of common stock;

•	investor perceptions of us and our business;

•	changes in the estimates of the future size and growth rate of our markets;

•	market conditions in industries of our customers;

•	announcements by our competitors of significant acquisitions;

•	strategic partnerships, joint ventures or capital commitments;

•	recruitment or departures of key personnel;

•	potential litigation; and

•	overall economy, geopolitical events, terrorist activities or threats of terrorism.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the performance of listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. For example, the trading price of our common stock could decline in reaction to events that negatively affect other companies in our industry even if these events do not directly affect us at all.

In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our existing stockholders will continue to have significant control of our management and affairs after the offering, which they could exercise against your interests.

As of September 30, 2006, Mr. Xiangqian Li, our president and chief executive officer and chairman of our board, and our other executive officers and directors beneficially owned an aggregate of 45.1% of our outstanding common stock. As a result, our directors and executive officers, acting together, may be able to control our management and affairs, including the election of directors and approval of significant corporate transactions, such as mergers, consolidation, and sale of all or substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, even if such a change of control would benefit our stockholders.

Sales of substantial amounts of our common stock in the public market could cause the price of our common stock to fall.

Sale of a substantial amount of our common stock in the public market after the completion of this offering could cause the market price of our common stock to fluctuate or decline. As a result, you may not be able to sell our common stock at or above the offering price.

We are obligated to indemnify our officers and directors for certain losses they suffer.

To the fullest extent permitted by Chapter 78 of the Nevada Revised Statues, we may, if and to the extent authorized by our board of directors, indemnify our officers and any other persons who we have power to indemnify against liability, reasonable expense or other matter whatsoever. If we are required to indemnify any persons under this policy, we may have to pay indemnity in a substantial amount which we may be unable to recover at all.

Provisions in our articles of incorporation and bylaws could entrench our board of directors and prevent a change in control.

Our articles of incorporation provide that at the request of at least 10% of our shares entitled to vote, we need to call a special meeting of stockholders. In addition, our bylaws (i) do not permit stockholders to fill vacancies in the board if such vacancies were not filled by the board, (ii) provide that no contract or transaction between us and one or more of our directors or officers is void if certain criteria are met and (iii) allow for the amendment of our bylaws by the board of directors rather than our stockholders, as permitted by our articles of incorporation. Collectively, these provisions may have the effect of entrenching our existing board members, discouraging or preventing a transaction including a change in control transaction where such transaction would be beneficial to our stockholders.

FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. These forward-looking statements include statements as to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our expectation with respect to our ability to attract and retain customers;

•	our expectation with respect to our ability to achieve technological advance and discover new materials;

•	our expectation with respect to our ability to source our needs for skilled labor, machinery and raw materials economically;

•	our expectation on wide use of lithium-based battery for portable electronic applications;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our expectations with respect to our ability to obtain OEM qualifications from brand names;

•	our expectations with respect to our ability to remediate any material weaknesses in our internal control over financial reporting;

•	competition in lithium-based battery market; and

•	the expected growth in market demand for cylindrical lithium-ion cells, high-power and lithium-phosphate cells and lithium polymer cells.

We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we access the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

MARKET PRICE INFORMATION FOR OUR COMMON STOCK

Since May 31, 2006, our common stock has been listed on the Nasdaq Global Market under the symbol “CBAK.” Prior to that date, our common stock had been quoted on the Over-the-Counter Bulletin Board under the symbol “CBBT.” On October 18, 2006, the last reported sales price of our common stock on the Nasdaq Global Market was $6.89 per share.

The following table sets forth, for the quarters indicated, the range of closing high and low bid prices of our common stock as reported by the Over-the-Counter Bulletin Board and the Nasdaq Global Market, as adjusted for all previously effected stock splits. These prices do not include retail markup, markdown or commission and may not represent actual transactions.

	Common Stock
Quarter Ended	High	Low
Fiscal 2004
December 31, 2003	$1.01	$1.01
March 31, 2004	$1.01	$1.01
June 30, 2004	$1.01	$1.01
September 30, 2004	$1.45	$1.02

Fiscal 2005
December 31, 2004	$3.50	$1.25
March 31, 2005	$7.30	$2.80
June 30, 2005	$8.50	$5.00
September 30, 2005	$7.75	$6.54

Fiscal 2006
December 31, 2005	$11.10	$5.60
March 31, 2006	$12.50	$7.80
June 30, 2006	$10.75	$9.60

In reviewing the foregoing table, it should be noted that the exchange of stock by which we acquired our current operations occurred on January 20, 2005.

The following table sets forth, for the quarters indicated, the range of closing high and low bid prices of our common stock on the Nasdaq Global Market.

	Common Stock
Quarter Ended	High	Low
Fiscal 2006
June 30, 2006	$10.75	$8.18
September 30, 2006	$8.80	$4.24
December 31, 2006 (through October 18, 2006)	$7.16	$6.27

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We will not receive any proceeds from the sale of common stock by the selling stockholders.

As of June 30, 2006
(in thousands)
Cash and cash equivalents	$6,332

Short-term borrowings	53,154

Long-term borrowings	—

Stockholders’ equity:
Shares of common stock, $0.001 par value, 100,000,000 shares authorized; 48,878,396 shares issued and outstanding	49
Additional paid-in capital	69,428
Statutory reserves	4,825
Retained earnings	32,437
Accumulated other comprehensive income	2,256

Total stockholders’ equity	108,995

Total capitalization	$162,149

This table is based on 48,878,396 shares of our common stock outstanding as of June 30, 2006 and excludes:

•	1,830,000 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2006 at an exercise price of $6.25 per share;

•	2,170,000 shares of common stock reserved for future issuance as of June 30, 2006 under our 2005 stock option plan;

•	631,989 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2006 at an exercise price of $7.92 per share;

•	15,000 restricted shares of common stock granted to our independent directors under our non-employee directors compensation plan; of which 11,250 shares had not vested as of June 30, 2006 and 3,750 shares had vested but were not issued until July 2006; and

•	485,000 shares of common stock reserved for future issuance under our non-employee directors compensation plan.

As of September 30, 2006, 7,500 restricted shares of common stock issued to our independent directors had vested. As of September 30, 2006, options to purchase 400,000 shares of our common stock were outstanding as a result of (i) cancellation of options to purchase 30,000 shares of our common stock held by certain employees who terminated their employment with us; and (ii) cancellation of options to purchase 1,400,000 shares of our common stock at the request of the option holders who are residents in China. See “Management—Options Granted In the Last Fiscal Year.”

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely on dividends paid to us by our subsidiaries in the PRC through our Hong Kong subsidiary, BAK International. In accordance with its articles of association, each of our subsidiaries in the PRC is required to allocate to its enterprise development reserve at least 10% of its respective after-tax profits determined in accordance with the Chinese accounting standards and regulations. Each of our subsidiaries in the PRC may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. Allocations to the reserve can only be used for making up losses and other specified purposes and may not be paid to us in forms of loans, advances, or cash dividends. Dividends paid by our PRC subsidiaries to BAK International, our Hong Kong subsidiary, will not be subject to Hong Kong capital gains or other income tax under current Hong Kong laws and regulations because they will not be deemed to be assessable income derived from or arising in Hong Kong.

Our board of directors has discretion on whether to pay dividends unless the distribution would render us unable to repay our debts as they become due, as provided in Chapter 78.288 of the Nevada Revised Statutes. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of income and comprehensive income data for the years ended September 30, 2003, 2004 and 2005 and the selected balance sheet data as of September 30, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected balance sheet data as of September 30, 2003 are derived from our audited consolidated financial statements not included in this prospectus. The selected financial statements and other data as of and for the nine months ended June 30, 2005 and 2006 are derived from our unaudited consolidated financial statements, which include all adjustments that we consider necessary for a fair presentation of the financial information for such periods and are included elsewhere in this prospectus. The selected consolidated statement of income and comprehensive income data for the year ended September 30, 2002 is derived from our unaudited consolidated financial statements that are not included in this prospectus.

Through a share exchange on January 20, 2005, we acquired 100% of BAK International, which owns 100% of Shenzhen BAK. We accounted for this share exchange as a reverse acquisition and succeeded to and are considered to be a continuation of Shenzhen BAK’s operations for the purpose of our financial statement presentation. Shenzhen BAK was incorporated in August 2001. During the period from its incorporation till September 30, 2001, Shenzhen BAK was in the setting up stage and in the process of preparation for production. Results of operations during that period were immaterial compared to those in fiscal year 2002 and thereafter. Accordingly, our financial information for the year ended September 30, 2001 is not meaningful and is not set forth below.

You should read the following selected historical financial information in conjunction with our consolidated financial statements and related notes and the information contained elsewhere in this prospectus and the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended September 30,							Nine Months Ended June 30,
	2002		2003		2004		2005	2005	2006
	(Unaudited)							(Unaudited)	(Unaudited)
	(in thousands, except per share data)
Statement of Income and Comprehensive Income Data
Net revenues	$2,957		$20,045		$63,746		$101,922	$75,159	$97,721
Cost of revenues	2,359		14,534		50,294		76,047	58,004	69,904

Gross profit	598		5,511		13,452		25,875	17,155	27,817
Operating expenses	298		1,698		4,679		10,391	7,153	11,130

Operating income	300		3,813		8,773		15,484	10,002	16,687
Finance costs, net	(—	)(1)	121		454		845	522	993
Gain on trading securities	—		—		—		—	—	280
Other (revenue) expense	(412)		3		10		490	54	39
Income taxes	—		(15)		507		652	745	512

Net income	$712		$3,704		$7,802		$13,497	$8,681	$15,423

Other comprehensive (loss) income
— Foreign currency translation adjustment	$—		(—	)(1)	(—	)(1)	1,005	(1)	1,250

Comprehensive income	$712		$3,704		$7,802		$14,502	$8,680	$16,673

Net Income per Share Data(2)
Basic	0.02		$0.12		$0.25		$0.35	$0.23	$0.32
Diluted	0.02		$0.12		$0.25		$0.35	$0.23	$0.31

Weighted average number of shares
Basic	31,226		31,226		31,226		38,289	37,013	48,878
Diluted	31,226		31,226		31,226		38,409	37,042	49,167

(1)	Less than $1,000.
(2)	Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if currently outstanding securities or other contracts to issue shares were exercised or converted into shares.

	As of September 30,				As of June 30, 2006
	2002	2003	2004	2005
	(Unaudited)				(Unaudited)
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$93	$671	$3,212	$33,056	$6,332
Pledged deposits	—	821	7,120	19,392	18,957
Trade accounts receivable, net	1,346	6,758	21,018	43,864	56,946
Inventories	1,086	7,994	29,536	21,696	52,610
Property, plant and equipment, net	634	4,881	41,706	65,751	90,934
Total assets	4,589	22,807	109,155	189,486	230,781

Total current liabilities	2,675	17,189	88,650	98,944	121,491
Short-term bank loans	362	3,479	29,116	39,545	53,154
Long-term borrowings	—	—	—	—	—
Total liabilities	2,675	17,189	88,725	99,177	121,786
Total stockholders’ equity	1,914	5,618	20,430	90,309	108,995
Total liabilities and owners’ equity	$4,589	$22,807	$109,155	$189,486	$230,781

	Year Ended September 30,				Nine Months Ended June 30,
	2002	2003	2004	2005	2005	2006
	(Unaudited)				(Unaudited)	(Unaudited)
	(in thousands, except percentages)
Other Financial Data
Gross margin(1)	20.2%	27.5%	21.1%	25.4%	22.8%	28.5%
Operating margin(2)	10.1%	19.0%	13.8%	15.2%	13.3%	17.1%
Net margin(3)	24.1%	18.5%	12.2%	13.2%	11.6%	15.8%
Capital expenditures	483	4,651	28,254	30,594	24,768	32,665
Depreciation and amortization	101	380	1,758	3,581	2,361	4,296
Net cash provided by (used-in) operating activities	54	2,950	3,593	8,014	15,427	(8,631)
Net cash used in investing activities	483	4,669	28,300	30,596	24,768	32,406
Net cash provided by financing activities	$362	$2,296	$27,249	$52,363	$7,778	$13,752

(1)	Gross margin represents gross profit divided by revenues.
(2)	Operating margin represents operating income divided by revenues.
(3)	Net margin represents net income divided by revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains certain forward-looking information. See “Forward Looking Statements” above for certain information concerning those forward looking statements. Our financial statements are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States. See “—Exchange Rates” below for information concerning the exchange rates at which Renminbi were converted to U.S. dollars at various pertinent dates and for pertinent periods. References in this prospectus to a particular “fiscal” year are to our fiscal year ended on September 30.

Overview

We are one of the largest manufacturers of lithium-ion battery cells in China and the world, as measured by production output. Our battery cells are the principal component of rechargeable lithium-based batteries used to power the following applications:

•	cellular phones — customer segments include OEM and replacement battery manufacturers;

•	notebook computers;

•	cordless power tools; and

•	portable consumer electronics, such as digital media devices, portable media players, and PDAs.

Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic end applications. We conduct all of our operations in China, in close proximity to China’s electronics manufacturing base and its rapidly growing market.

Historically, we have primarily manufactured prismatic lithium-ion cells for the cellular phone replacement battery market and OEM market. Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic applications.

At the request of our customers that order prismatic battery packs, we also engage pack battery manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the cellular phone battery replacement market and OEM markets. We expect that sales of prismatic battery packs in such a manner will represent a decreasing percentage of our revenues going forward.

We have recently expanded our product offerings by adding three new product lines:

•	High-power, lithium-phosphate cells for use in cordless power tools. We began commercial production of lithium-phosphate cells in October 2005 for use in cordless power tools of Black & Decker, a leading power tools manufacturer.

•	Lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, Bluetooth headsets, digital medial players and digital audio players. We began commercial production of lithium polymer cells in September 2005.

•	Cylindrical lithium-ion cells for use in notebook computers. We began trial production of cylindrical cells in April 2006 and began commercial production in June 2006. Prior to this, we have been producing a limited number of cylindrical cells using primarily a manual manufacturing process. These cylindrical cells were primarily sold for use on portable DVD players.

Demand for Lithium-Based Batteries

All of our products are lithium-based rechargeable battery cells. Rechargeable lithium-based battery cells, compared to other types of rechargeable battery cells based on nickel cadmium or nickel metal hydride chemistries, have a higher energy density, meaning a greater energy capacity relative to a given battery cell’s weight and size. As a result, use of lithium-based batteries has risen significantly in portable electronic products. As the cost/power ratio of lithium-based batteries continues to improve, it is expected that its usage will also extend into other applications. End-product applications that are driving the demand for rechargeable lithium-based batteries include cellular phones, notebook computers, cordless power tools and portable consumer electronics.

Cellular Phones.    Demand for batteries for cellular phones is driven by two factors. The first is the sales of new cellular phones. An OEM of cellular phones includes a battery with a new cellular phone. There is also a replacement market for cellular phone batteries. Demand in the replacement market is in turn driven by a number of factors. Often a consumer will purchase a second battery to carry as a spare. In addition, lithium-ion batteries have a finite life, so over time consumers will need to purchase a battery to replace the failed battery in their phone. As the number of active cellular phone subscribers increases, the number of replacement batteries sold increases. A market characteristic unique to the Chinese cellular phone market is that cell phones are often sold and resold during their useful life. Over time these cell phones require a replacement battery. Our customers for cellular phone battery cells fall into two segments:

OEM:    The OEMs manufacture mobile phone handsets. They purchase batteries to support their production of new cellular phones. They also purchase batteries to serve the replacement market which they sell under their own brand name.

Independent Battery Manufacturers:    These third party manufacturers compete against the OEM for a share of the replacement market. They typically sell their products under their own brand name or a private label.

Notebook Computers.    Sales of notebook computers is driven by the increasing demand for mobile computing and the improved power and functionality of notebook computers. Lithium-based batteries have almost completely replaced nickel metal hydride batteries for notebook computers due to the increasing power of lithium-based batteries and demand for smaller lighter notebook computers.

Power Tools.    Power tools such as drills, saws and grinders are used for both commercial and personal use. Due to high power requirements, many power tools have historically used small combustion engines, used heavier nickel metal hydride batteries or relied on external power sources. However, since the beginning of 2005, most major tool manufacturers, including Milwaukee, DeWalt/Black & Decker, Metabo, Ridgid and Bosch, have begun to use lithium-based battery packs, in particular lithium phosphate batteries, in their product lines. These manufacturers have taken advantage of both the increased power produced by lithium based batteries and the light weight of lithium based batteries by: (1) introducing more powerful products; (2) extending the life cycle of current products; or (3) decreasing the size of current products. The market for portable high-powered power tools is rapidly growing and has prompted many users, both commercial and personal, to replace or upgrade their current power tools.

Portable Consumer Electronics.    This category includes digital audio players (such as MP3 players), digital still cameras, digital video cameras portable DVD players, PDAs, BlackBerry devices, portable gaming systems and Bluetooth devices. There is a rapid trend to use lithium based batteries in portable consumer electronics (both rechargeable and non-rechargeable) due to a desire for smaller, longer lasting devices.

Pricing Pressure

Portable electronic devices such as cellular phones and notebook computers are subject to declines in average selling prices from time to time due to evolving technologies, industry standards and consumer preferences. As a result, manufacturers of these electronic devices expect us as suppliers to cut our costs and lower the price of our products, particularly when they place substantial orders with us. We have reduced the price of our products in the past in order to meet market demand and expect to continue to face market-driven downward pricing pressures in the future. Our ability to maintain our cost-effectiveness will be critical to our future success in an increasingly price-sensitive market. We seek to achieve this by ramping up our production capacity to give us greater economies of scale through a higher bargaining power to secure a supply of materials and equipment at a lower cost, and a larger base for spreading out our fixed cost allocation. We believe this will provide incremental long-term growth opportunities, but in the short-term, will also require us to incur substantial capital expenditures.

Seasonality of Operating Results

Historically, our revenues were not materially impacted by seasonal variations. During the first several years of our operation, manufacturing capacities fell short of customer demands. As such, seasonality was minimal. Over the past year, we significantly increased manufacturing capacities to meet or exceed customer demand. Since we increased our manufacturing capacities, our revenues are now affected by seasonal variations in customer demand. We expect to experience seasonal lows in the demand for our products during the months of April to July, reflecting our customers’ decreased purchases. On the other hand, we will generally experience seasonal peaks during the months of September to March, primarily as a result of increased purchases from our customers. in anticipation of increased demand for consumer electronics. The months of October and February tend to be seasonally low sales months due to plant closures for the Chinese New Year and national holidays in the PRC.

Controls and Procedures

First Restatement

In the course of the SEC review of registration statements on Form SB-2 (File Nos. 333-122209 and 333-130247), we restated on January 30, 2006, pursuant to Amendment No.1 to our annual report on Form 10-KSB for the fiscal year ended September 30, 2005, our consolidated balance sheet as of September 30, 2004, our consolidated statements of income and comprehensive income, our consolidated statements of cash flows and our consolidated statements of changes in shareholders’ equity for the fiscal year ended September 30, 2004, and also extended or modified certain notes to these consolidated financial statements. This restatement arose out of accounting errors relating to (1) misclassification of cash transactions, (2) incorrect charging to our statements of income and comprehensive income and comprehensive income for fiscal 2003 and 2004 for deficit attributable to 1,152,456 shares outstanding prior to our reverse merger on January 20, 2005, and (3) incorrect presentation of depreciation expenses in the statement of income and comprehensive income. The restatement resulted in an increase in net cash from financing activities, a decrease in the amount of common stock outstanding and a corresponding increase in paid-in capital, and a decrease in gross profit for the fiscal year ended September 30, 2004 by $1,635,971, or approximately 11%.

Second Restatement

In the course of the SEC review of the registration statements referred to above, we determined that beginning with fiscal quarter ended December 31, 2005, we would no longer be considered a “small business issuer.” We restated on March 29, 2006, pursuant to Amendment No.2 to our quarterly report on Form 10-Q for the quarter ended December 31, 2005, our consolidated balance sheet as of December 31, 2005, our consolidated statement of income and comprehensive income and our consolidated statement of cash flows for the three months ended December 31, 2005 to reflect the prospective adoption of SFAS 123R relating to the accounting for stock- based compensation commencing in the first quarter of our fiscal year ending September 30, 2006. Pursuant to the restatement, we recognized incremental share-based compensation expense of $711,512 in the quarter ended December 31, 2005. This restatement resulted in, among other things, a decrease in gross profit and net income per share for the first quarter of our fiscal year 2006.

Third Restatement

As reported in the current report on Form 8-K filed with the SEC on August 4, 2006, we changed our independent registered public accounting firm from Schwartz Levitsky Feldman LLP to KPMG. We engaged KPMG on May 15, 2006 to audit the Company’s previously reported financial statements for the fiscal years ended September 30, 2003, 2004 and 2005. During the course of the audit, KPMG notified our accounting staff of misstatements in our previously reported financial statements for the fiscal years ended September 30, 2003, 2004 and 2005 that required correction relating to: (1) the overstatement of interest expense because of an error in the application of accounting principles relating to interest capitalization, and the related understatement of property, plant and equipment, construction in progress and depreciation expenses; (2) the incorrect charging to shareholders’ equity for fiscal year 2005 the provision for staff and workers’ bonus and welfare fund instead of charging it to the statements of income and comprehensive income; (3) the overstatement of the provision for contributions to a social insurance plan because of a misinterpretation of the applicable PRC laws; (4) the understatement of our accumulated foreign-currency translation adjustment for fiscal 2005 included in comprehensive income and overstatement of our additional paid-in capital due to a calculation error during consolidation; (5) other misstatements identified, which were individually not material, include of amounts related to amortization of lease prepayments, prepayments and other receivables, accrued expenses and other payables, cost of revenues, general and administrative expenses, finance costs, other expenses, and certain cash flow items, and (6) the consequential understatements or overstatements of income tax expenses. The net restatement adjustments resulting from these accounting misstatements resulted in an increase in our net income and earnings per share for the fiscal years 2003, 2004 and 2005, respectively. See “—Restatement of Financial Statements” of this annual report on Form 10-KSB/A filed dated August 22, 2006 for more information.

Management’s Determination on Disclosure Controls and Procedure

Management has determined that the above-mentioned three restatements related to control deficiencies that in turn resulted from material weaknesses in our internal control over financial reporting. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As a result of existence of the material weaknesses, as described below, our chief executive officer and our chief financial officer have concluded that, as of June 30, 2006 and as of August 22, 2006 the date we filed amendments to our periodic reports to restate our financial statements, our disclosure controls and procedures were not effective at a reasonable assurance level.

Internal Control over Financial Reporting

Internal control over financial reporting refers to a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal controls over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Material Weaknesses

Management has determined that the above-mentioned restatements resulted from the following material weaknesses:

•	a lack of sufficient accounting staff with adequate training and familiarity with the application of U.S. GAAP;

•	a lack of sufficient internal control over financial reporting designed to ensure proper preparation of the financial statements under U.S. GAAP; and

•	a lack of controls and procedures for review and examination of financial statements prepared in accordance with U.S. GAAP.

Remediation Measures

We are committed to maintaining an effective internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with the generally accepted accounting principles in the United States. To remediate the material weaknesses described above, we have taken and continue to take the following steps:

•	Beginning April 2006, hired accounting staff familiar with the U.S. GAAP and financial accounting and auditing experience with a “Big Four” public accounting firm to prepare consolidated financial statements and disclosures.

•	Required draft financial statements to be reviewed by senior accountants with more than ten-years of auditing experience.

•	Increased training of all accounting personnel on U.S. GAAP: basic accounting personnel to participate in training programs concerning general accounting policies and principles provided by governmental agencies and professional firms; key accounting personnel to participate in special training programs provided by professional accounting firms retained by us on the difference between U.S. GAAP and PRC GAAP, recent developments in accounting policies, and previous errors in preparation and disclosure of our financial statements.

•	Retained experienced accountants and external consultants to advise us on accounting treatment of complicated transactions and matters unfamiliar to our accounting staff, such as accounting for share-based payments.

•	Retained experienced PRC domestic counsel to advise us on applicable PRC laws and regulations, and international counsel to ensure that our accounting treatment and disclosures comply with the SEC rules.

•	Engaged experienced external consultants with expertise in compliance matters with respect to the Sarbanes-Oxley Act of 2002, internal control over financial reporting, auditing and risk control to help us design and implement internal control procedures regarding financial reporting and disclosures.

•	Established flow charts illustrating detailed procedures relating to our business, internal control, risk control matrix, and testing methods.

•	Established in March 2006 an internal auditing department, which directly reports to our audit committee and is responsible for inspecting and evaluating the implementation of all internal control and procedures in respect of financial reporting.

•	Established in June 2006 a disclosure committee responsible for reviewing, analyzing and examining our financial statements and disclosure items, a requirement that must be complied with prior to the publication of our financial statements and disclosure items.

We have taken, and continue to take, these remediation measures to address the material weaknesses in our internal control over financial reporting. We are in the process of evaluating, implementing and testing our internal control procedures. We cannot assure you that we will not identify and report material weaknesses as a result of our assessment of internal controls over financial reporting at September 30, 2006, in accordance with the provisions of the Sarbanes-Oxley Act of 2002.

Financial Statement Presentation

Net revenues.    Our net revenues represent the invoiced value of our products sold, net of value added taxes, or VAT, sales returns, trade discounts and allowances. We are subject to VAT, which is levied on most of our products at the rate of 17% on the invoiced value of our products. Provision for sales returns are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for sales returns represents our best estimate of the amount of goods that will be returned from our customers based on historical sales returns data.

The following table sets forth the breakdown of our net revenues by battery cell type for the periods indicated.

	Year Ended September 30,			Nine Months Ended June 30,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
	(in thousands)
Prismatic cells
Steel-case cells	$19,689	$37,966	$56,965	$40,005	$45,522
Aluminum-case cells	271	13,082	23,721	18,386	33,515
Battery packs	—	12,436	20,169	15,924	8,224
Cylindrical cells	85	262	1,051	844	97
High-power lithium-phosphate cells	—	—	—	—	9,976
Lithium polymer cells	—	—	16	—	387

Total	$20,045	$63,746	$101,922	$75,159	$97,721

Our net revenues have increased significantly during fiscal 2003, 2004, 2005, and the nine months ended June 30, 2006, in part because of increased shipments as we ramped up our production capacity to meet customer demands for our products.

Cost of Revenues.    Cost of revenues consists primarily of material costs, employee remuneration for staff engaged in production activity, share-based compensation, depreciation and related expenses that are directly attributable to the production of products. Cost of revenues also includes write-downs of inventory to lower of cost or market.

The cost of raw materials for aluminum-case cells is generally higher than that of steel-case cells. Cost of revenues from the sales of battery packs also includes the fees we pay to pack manufacturers for assembling our prismatic cells into battery packs.

As we begin commercial production of cylindrical cells for notebook computers using a more automated manufacturing process, we expect to incur higher depreciation expenses related to the more sophisticated and expensive machinery and equipment used to produce cylindrical cells.

Research and Development Costs.    Research and development costs primarily comprise of remuneration for R&D staff, share-based compensation, depreciation and maintenance expenses relating to R&D equipment, and R&D material costs.

Sales and Marketing.    Sales and marketing expenses consist primarily of remuneration for staff involved in selling and marketing efforts, including staff engaged in the packaging of goods for shipment, advertising cost, depreciation, share-based compensation and travel and entertainment expenses. We do not pay slotting fees to retail companies for displaying our products, engage in cooperative advertising programs, participate in buy-down programs or similar arrangements. No material estimates are required by management to determine our actual marketing or advertising costs for any period.

General and Administrative.    General and administrative expenses consist primarily of employee remuneration, share-based compensation, professional fees, insurance, payroll taxes and benefits, general office expenses, depreciation and bad debt expenses.

Finance Costs, Net.    Finance costs consist primarily of interest income, interest on bank loans, net of capitalized interest, and bank charges.

Income Taxes.    Under applicable income tax laws and regulations, an enterprise located in Shenzhen, including the district where our operations are located, is subject to a 15% enterprise income tax. Further, according to PRC laws and regulations, foreign invested manufacturing enterprises are entitled to, starting from their first profitable year, a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate. Our PRC subsidiaries, Shenzhen BAK and BAK Electronic, are each entitled to a two-year exemption from enterprise income tax and a reduced enterprise income tax rate of 7.5% for the following three years from its first profitable year. As such, for the first two calendar years ended December 31, 2003, Shenzhen BAK was exempted from any enterprise income tax. Between January 1, 2004 and December 31, 2006, Shenzhen BAK is subject to the enterprise income tax rate of 7.5%. BAK Electronic, established in August 2005, is eligible for the same preferential tax treatment applicable to Shenzhen BAK and currently is exempt from any enterprise income tax because of tax losses.

In addition, due to the additional capital invested in Shenzhen BAK in both 2005 and 2006, Shenzhen BAK was granted a lower income tax rate of 3.309% and 1.7% in calendar year 2005 and 2006 respectively.

Furthermore, to encourage foreign investors to introduce advanced technologies to China, the PRC government has offered additional tax incentives to enterprises that are classified as a foreign invested enterprises with advanced technologies. According to an official notice issued by the Shenzhen Municipal Trade and Industry Bureau, Shenzhen BAK received such designation in August 2005. As a result, as long as Shenzhen BAK maintains this designation, it may apply to the tax authority to extend its current reduced tax rate of 7.5% for another three years, until December 31, 2009.

Our company is subject to U.S. tax at the statutory rate of 35%. We have not made provisions for any U.S. tax because we have determined that we have no U.S. taxable income.

Our Hong Kong subsidiary, BAK International, is subject to Hong Kong profits tax at the rate of 17.5%. However, because it does not have any assessable income derived from or arising in Hong Kong, it has not paid any Hong Kong profits tax.

Our effective tax rates were -0.4%, 6.1% and 4.6% for the fiscal years ended September 30, 2003, 2004 and 2005, respectively.

Results of Operations

The following sets forth certain of our income statement information for the years ended September 30, 2003, 2004 and 2005, and the nine months ended June 30, 2005 and 2006.

	Year Ended September 30,						Nine Months Ended June 30,
	2003		2004		2005		2005		2006
							(Unaudited)		(Unaudited)
	(in thousands, except percentages)
Statement of Income and Comprehensive Income Data
Net revenues	$20,045	100.0%	$63,746	100.0%	$101,922	100.0%	$75,159	100.0%	$97,721	100.0%
Cost of revenues	14,534	72.5	50,294	78.9	76,047	74.6	58,004	77.2	69,904	71.5

Gross profit	5,511	27.5	13,452	21.1	25,875	25.4	17,155	22.8	27,817	28.5
Operating expenses:
Research and development costs	117	0.6	329	0.5	542	0.5	315	0.4	1,436	1.5
Sales and marketing expenses	440	2.2	1,805	2.8	3,855	3.8	2,772	3.7	3,542	3.6
General and administrative expenses	1,141	5.7	2,545	4.0	5,994	5.9	4,066	5.4	6,152	6.3

Total operating expenses	1,698	8.5	4,679	7.3	10,391	10.2	7,153	9.5	11,130	11.4

Operating income	3,813	19.0	8,773	13.8	15,484	15.2	10,002	13.3	16,687	17.1
Finance costs	121	0.6	454	0.8	845	0.9	522	0.7	993	1.0
Other expenses	3	— (1)	10	— (1)	490	0.5	54	— (1)	39	— (1)
Gain on trading securities	—	—	—	—	—	—	—	—	280	0.3
Income tax expenses (benefit)	(15)	(0.1)	507	0.8	652	0.6	745	1.0	512	0.6

Net income	$3,704	18.5%	$7,802	12.2%	$13,497	13.2%	$8,681	11.6%	$15,423	15.8%

(1)	Less than 0.1%

Results of operations for the nine months ended June 30, 2006 as compared to the nine months ended June 30, 2005.

Net Revenues.    Net revenues increased to $97.7 million for the nine months ended June 30, 2006 as compared to $75.2 million for same period of the prior year, an increase of $22.5 million or 30.0%.

•	Net revenues from the sales of steel-case cells increased to $45.5 million in the nine months ended June 30, 2006 from $40.0 million in the same period in 2005, an increase of $5.5 million or 13.8%, due to an increase in sales volume by 21.1%, offset by a decrease in average selling price by 6.1% primarily attributable to the pricing pressure in an increasingly competitive market.

•	Net revenues from the sales of aluminum-case cells increased to $33.5 million in the nine months ended June 30, 2006 from $18.4 million in the same period in 2005, an increase of $15.1 million or 82.3%, due to an increase in sales volume by 90.4% driven by increased sales in the OEM market, offset by a decrease in the average selling price by 4.4% attributable to pricing pressure in a competitive market.

•	Net revenues from sales of battery packs decreased to $8.2 million in the nine months ended June 30, 2006 from $15.9 million in the same period in 2005, due to both a decrease in sales volume by 20.8% and a decrease in average selling price by 53.4%. The decrease in average selling price is primarily attributable to the pricing pressure in an increasingly competitive market.

•	We also sold $10.0 million of high-power lithium-ion cells and $387,000 of lithium polymer cells in the nine months ended June 30, 2006, our first sales of these products.

Cost of Revenues.    Cost of revenues increased to $69.9 million for the nine months ended June 30, 2006 as compared to $58.0 million for the same period in 2005, an increase of $11.9 million or 20.5%. The increase in cost of revenues was attributable to an increase in units of products sold offset by a decrease in unit costs for prismatic cells and for battery packs. The decrease in unit manufacturing costs is primarily the result of a decrease in the cost of raw materials generally, an increase in efficiency in our use of raw materials and our manufacturing yields resulting from our improvement in process technology and an increase in sales volume giving us a larger base to spread out our fixed cost allocation. By product breakdown:

•	unit cost of revenue for steel-case cells, decreased by 12.6%;

•	unit cost of revenue for aluminum-case cells, decreased by 16.1%;

•	unit cost of manufacturing battery packs, decreased by 37.1%.

As a result, gross profit for the nine months ended June 30, 2006 was $27.8 million or 28.5% of net revenues as compared to gross profit of $17.2 million or 22.8% of net revenues for the same period in 2005.

Research and Development Costs.    Research and development costs increased to $1.4 million for the nine months ended June 30, 2006 as compared to $315,000 for the same period in 2005. Share-based compensation included in research and development expenses was $618,000 for the nine months ended June 30, 2006. We adopted SFAS 123R since the fiscal quarter ended December 31, 2005 on a modified prospective approach. Pursuant to SFAS 123R, we measure the employee share-based compensation at grant-date fair value and recognize related expenses over the vesting period. Prior to adoption of SFAS 123R, we adopted the intrinsic value method under SFAS 123 and APB 25, pursuant to which, no employee share-based compensation cost was recognized during fiscal year 2005 since the share options were issued on May 16, 2005. Depreciation expenses increased by $171,000 as we purchased more equipments for our R&D efforts. Salaries related to research increased to $445,000 from $98,000 for the same period of the prior year, an increase of $347,000, primarily due to hiring more experienced research employees.

Sales and Marketing Expenses.    Sales and marketing expenses increased to $3.5 million for the nine month period ended June 30, 2006 as compared to $2.8 million for the same period in 2005, an increase of $0.7 million or 27.8%. As a percentage of net revenues, sales and marketing expenses have decreased slightly to 3.6% for the nine months ended June 30, 2006, from 3.7% for the same period in 2005. Share-based compensation was $280,000 for the nine months ended June 30, 2006 due to the above-mentioned adoption of SFAS 123R on October 1, 2005. Higher sales volumes increased packaging and transportation costs by $89,000. Depreciation charges also increased by $139,000 due to the facilities expansion in the nine months ended June 30, 2006.

General and Administrative Expenses.    General and administrative expenses increased to $6.2 million, or 6.3% of revenues, for the nine months ended June 30, 2006 as compared to $4.1 million, or 5.4% of revenues, for the same period in 2005, an increase of $2.1 million or 51.3%. Share-based compensation included in general and administrative expenses was $995,000 for the nine months ended June 30, 2006 due to the above-mentioned adoption of SFAS 123R on October 1, 2005. Professional fees and expenses increased $455,000 from the first half of last year, reflecting the additional costs of operating as a public company. Social insurance also increased by $211,000 due to the increase of base salary and the number of employees.

Operating Income.    As a result of the above, operating income totaled $16.7 million for the nine months ended June 30, 2006 as compared to operating income of $10.0 million for the same period of the prior year, an increase of $6.7 million or 66.8%. As a percentage of net revenues, operating income was 17.1% for the nine months ended June 30, 2006 as compared to 13.3% for the same period of the prior year.

Finance Costs, Net.    Finance costs, net, increased to $993,000 for the nine month period ended June 30, 2006 as compared to $522,000 for the same period of the prior year, an increase of $471,000 or 90.2%. We had $53.2 million in short term loans as of June 30, 2006 as compared to $37.5 million outstanding as of June 30, 2005.

Other Expenses/Gain on Trading Securities.    Other expenses were $39,000 for the nine months ended June 30, 2006, as compared to $54,000 for the same period of 2005. In addition, we recognized income from the sales of trading securities in the nine months ended June 30, 2006 from BAK International’s short-term investment in financial instruments during the period.

Income tax expenses.    Income tax expenses decreased to $512,000 for the nine months ended June 30, 2006, as compared to $745,000 for the same period of 2005. The decrease was the result of a decrease in income tax rate due to the additional capital invested in Shenzhen BAK in 2006.

Net Income. As a result of the foregoing, we increased our net income to $15.4 million for the nine months ended June 30, 2006 from $8.7 million for the same period of the prior year.

Results of operations for the year ended September 30, 2005 as compared to the year ended September 30, 2004

Net Revenues

Net revenues increased to $101.9 million for the year ended September 30, 2005 as compared to $63.7 million for the prior year, an increase of $38.2 million or 59.9%. Our revenues increased during 2005 primarily as a result of an increase in the number of units sold.

•	Net revenues from the sales of steel-case cells increased to $57.0 million in fiscal 2005 from $38.0 million in fiscal 2004, an increase of $19.0 million or 50.0%, due to an increase in sales volume by 50.0% and the average selling price remaining stable.

•	Net revenues from the sales of aluminum-case cells increased to $23.7 million in fiscal 2005 from $13.1 million in fiscal 2004, an increase of $10.6 million or 81.3%, due to an increase in sales volume by 71.8% driven by sales in the OEM market, and an increase in average selling price by 5.6%, primarily attributable to our ability to charge higher prices because of the enhanced performance of our products and a change in our customer mix to include leading PRC cellular phone brand owners that are willing to pay higher prices for products that meet their stringent requirements.

•	Net revenues from sales of battery packs increased to $20.2 million in fiscal 2005 from $12.4 million in fiscal 2004, due to an increase in sales volume by 73.7%, offset by a decrease in average selling price by 6.6% primarily attributable to pricing pressure in a competitive battery pack market.

Cost of Revenues

Cost of revenues increased to $76.0 million for the fiscal year ended September 30, 2005, as compared to $50.3 million in fiscal year 2004, representing an increase of $25.7 million or 51.2%. The increase in cost of revenues was attributable to increased revenues and an increase in unit costs for aluminium-case cells, offset by a decrease in unit costs for steel-case cells and battery packs as a result of a decrease in prices for most raw materials and an increased yield in manufacturing. The increase in unit costs for aluminum-case cells was due to increased cost of materials and a change in our product mix toward a greater proportion of higher grade battery cells. Specifically,

•	unit cost of steel-case cells decreased by 6.8%;

•	unit cost of aluminum-case cells increased by 5.8%;

•	unit cost of battery packs decreased by 14.3%.

As a result, gross profit for fiscal 2005 was $25.9 million or 25.4% of net revenues as compared to gross profit of $13.5 million or 21.1% of net revenues for fiscal 2004.

Research and Development Costs

Research and development costs increased to $542,000 for the fiscal year ended September 30, 2005 as compared to $329,000 for the prior fiscal year, an increase of $213,000 or 64.7%. New initiatives, such as rechargeable lithium polymer batteries and lithium nickel-cobalt oxide anode research, depreciation from R&D equipment additions and an increase in patent applications and maintenance contributed to the increase.

Sales and Marketing Expenses

Sales and marketing expenses increased to $3.9 million for the year ended September 30, 2005, as compared to $1.8 million for the prior year, an increase of $2.1 million or 113.6%. Salaries increased to $2.0 million in fiscal 2005 from $741,000 in fiscal 2004, an increase of $1.3 million. The increase was the result of an increase in the number of employees and higher average salaries in fiscal 2005. Depreciation charges increased to $417,000 for fiscal 2005 from $8,600 for fiscal 2004 as we moved into our new facilities. Higher sales volumes increased packaging and transportation costs by $267,000.

General and Administrative Expenses

General and administrative expenses increased to $6.0 million for the fiscal year ended September 30, 2005 from $2.5 million for the prior fiscal year, an increase of $3.5 million. As a percentage of net revenues, general and administrative expenses were 5.9% and 4.0% in fiscal 2005 and 2004, respectively. Salaries increased to $1.7 million in fiscal 2005 from $1.1 million in fiscal 2004, an increase of $600,000 or 54.5%, primarily as a result of additional employees. Audit, consulting and investor relations fees increased $551,000 from fiscal 2004 to fiscal 2005, reflecting the additional costs of operating as a public company since January 2005. We also contributed $655,000 to our staff welfare and bonus fund in fiscal 2005 and incurred expenses in the greenery projects of our BAK Industrial Park in the amount of $479,000 in fiscal 2005.

Operating Income

As a result of the foregoing, operating income totaled $15.5 million for the fiscal year ended September 30, 2005 as compared to operating income of $8.8 million for the fiscal year ended September 30, 2004, an increase of $6.7 million or 76.5%.

As a percentage of net revenues, operating income was 15.2% in fiscal 2005 as compared to 13.8% for the prior fiscal year.

Finance Costs, Net

Finance costs, net increased to $845,000 for the fiscal year ended September 30, 2005 as compared to $454,000 for the prior fiscal year, an increase of $391,000 or 86.1%. The increase was attributable to the increase in the amount of our short-term bank loans in fiscal 2005 compared with that outstanding in fiscal 2004. We had $39.5 million in short-term bank loans as of September 30, 2005, as compared to $29.1 million outstanding as of September 30, 2004. Short-term bank loans bear interest at annual rates ranging from 4.5% to 6.1%, and maturities are generally less than twelve months. The funds obtained from the increased borrowings were primarily used to fund working capital and to purchase equipment.

Income Tax Expenses

Income tax expenses increased to $652,000 for the year ended September 30, 2005, as compared to $507,000 for the previous year. One of our subsidiaries commenced paying taxes at the annual rate of 7.5% for the final nine months of fiscal 2004, resulting in an effective tax rate of 6.1% for fiscal 2004. Although income taxes were paid at a 7.5% rate for all of 2005 on the original investment portion, no taxes were due in 2005 for the additional investment due to the tax holiday, resulting in a lower overall rate of 4.6%.

Net Income

As a result of the foregoing, we increased our net income to $13.5 million as compared to $7.8 million for the prior year, an increase of $5.7 million or 73.0%.

Results of operations for the year ended September 30, 2004 as compared to the year ended September 30, 2003

Net Revenues

Net revenues increased to $63.7 million for the fiscal year ended September 30, 2004 as compared to $20.0 million for the prior fiscal year ended September 30, 2003, an increase of $43.7 million.

•	Net revenues from the sales of steel-case cells increased to $38.0 million in fiscal 2004 from $19.7 million in fiscal 2003, an increase of $18.3 million or 92.8%, due to an increase in sales volume by 117.7%, offset by a decrease in average selling price by 11.5% reflecting the pricing pressure in a competitive replacement battery market.

•	Net revenues from sales of aluminum-case cells, primarily for the replacement battery market, increased to $13.1 million in fiscal 2004 from $271,000 in fiscal 2003, due to a substantial increase in sales volume as we increased our production capacity and output for aluminum case cells, offset by a decrease in average selling price by 2.5%, reflecting the pricing pressure in a competitive replacement battery market.

•	Net revenues from sales of battery packs were $12.4 million in fiscal 2004, our first sales of these products.

In fiscal year 2004, our customers continued to demand price concessions, while simultaneously demanding greater quality and services from us. In response to these conditions, we acted to contain costs and provided price reductions. Despite continued pricing pressure resulting in selling price reductions during the year, we were able to gain market share both domestically and internationally because, in our belief, our production volume and technological advantage gives us an advantage over our competitors with regard to supply ability and cost.

Cost of Revenues

Cost of revenues increased to $50.3 million for the fiscal year ended September 30, 2004 as compared to $14.5 million in fiscal year 2003, an increase of $35.8 million. The increase in cost of revenues was attributable to an increase in units sold offset by:

•	a decrease in unit costs for steel-case cells by 3.6%; and

•	an increase in unit costs for aluminum-case cells by 39.0% due to the increased cost of materials.

As a result, gross profit for fiscal 2004 was $13.5 million or 21.1% of revenues as compared to gross profit of $5.5 million or 27.5% of revenues for fiscal 2003.

Research and Development Costs

Research and development costs increased to $329,000 for the fiscal year ended September 30, 2004 as compared to $117,000 for the prior fiscal year, an increase of $212,000. The increase in our R&D employees to 107 as of September 30, 2004 from 58 as of September 30, 2003 was the primary factor accounting for the increase in this category. New initiatives, such as rechargeable lithium polymer batteries R&D, and an increase in patent applications and maintenance, requiring incremental employee hiring, contributed to the increase.

Sales and Marketing Expenses

Sales and marketing expenses increased to $1.8 million for the year ended September 30, 2004 as compared to $440,000 for the prior year. Salaries increased to $741,000 from $101,000, an increase of $640,000, primarily as a result of an increase in the number of employees and higher average salaries. Higher sales volumes increased packaging and transportation costs by $250,000. In connection with the introduction of a formal and coordinated marketing campaign, advertising costs increased to $201,000 from $70,000, an increase of $131,000.

General and Administrative Expenses

General and administrative expenses increased to $2.5 million for the fiscal year ended September 30, 2004 as compared to $1.1 million for the prior fiscal year, an increase of $1.4 million. As a percentage of net revenues, general and administrative expenses were 4.0% and 5.7% in fiscal 2004 and fiscal 2003, respectively. The increase in the general and administrative expenses stemmed from an increase in our infrastructure to support the increased sales levels during fiscal 2004 through facilities expansion and the hiring of additional employees. Salaries increased to $1.1 million in fiscal 2004 from $254,000 in fiscal 2003, an increase of $846,000, primarily as a result of the hiring of additional employees.

Operating Income

As a result of the foregoing, operating income totaled $8.8 million for the fiscal year ended September 30, 2004 as compared to operating income of $3.8 million for the fiscal year ended September 30, 2003, an increase of $5.0 million.

As a percentage of net revenues, operating income was 13.8% in fiscal 2004 as compared to 19.0% for the prior fiscal year.

Finance Costs, Net

Finance costs, net increased to $454,000 for the fiscal year ended September 30, 2004 as compared to $121,000 for the prior fiscal year, an increase of $333,000. The increase was attributable to the increase in the amount of our outstanding debt in fiscal 2004 compared with that outstanding in fiscal 2003. We had $29.1 million in short-term loans as of September 30, 2004 as compared to $3.5 million outstanding as of September 30, 2003. Short-term loans bear interest at rates ranging from 4.54% to 5.84%, and maturities of generally less than twelve months. The funds obtained from the increased borrowings were used to construct our new manufacturing facilities and to purchase associated equipment, which resulted in $28.3 million of capital expenditures. The remaining proceeds of the borrowing were used for working capital purposes.

Income Tax Expenses (Benefit)

Tax expenses increased to $507,000 for the year ended September 30, 2004 as compared to a tax benefit of $15,000 for the previous year. One of our subsidiaries commenced paying taxes at the annual rate of 7.5% in calendar year 2004, two years after we first had net income; however, because these taxes are based on a calendar year we only paid taxes for the final nine months of fiscal 2004, resulting in an effective tax rate of 6.1% for fiscal 2004. We were not required to pay taxes in fiscal 2003 because Shenzhen BAK was then exempted from any enterprise income tax. We recognised a tax benefit of $15,000 because we were able to defer certain deductions to future taxable years.

Net Income

Primarily as a result of increased sales during fiscal 2004, we increased our net income to $7.8 million as compared to $3.7 million for the prior year, an increase of $4.1 million.

Selected Quarterly Results

The following tables set forth our unaudited consolidated results of operations for each of our last eleven quarters in dollars and as a percentage of our net sales. In the opinion of our management, this unaudited quarterly information has been prepared on a basis consistent with our audited consolidated financial statements and includes all adjustments, consisting of normal and recurring adjustments, that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future quarterly patterns or future patterns or results. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended September 30, 2004						Year Ended September 30, 2005				Nine Months Ended June 30, 2006
	Q1	Q2	Q3		Q4		Q1	Q2	Q3	Q4	Q1	Q2	Q3
	(in thousands)
Net revenues	15,584	$16,166	$15,184		16,812		$25,126	$25,878	$24,154	26,763	$26,104	$38,220	$33,397
Cost of revenues	12,170	12,801	12,039		13,284		20,562	19,844	17,598	18,043	19,028	25,977	24,899

Gross profit	3,414	3,365	3,145		3,528		4,564	6,034	6,556	8,720	7,076	12,243	8,498
Operating expenses	777	987	987		1,929		1,999	2,502	2,650	3,238	3,862	3,787	3,480

Operating income	2,637	2,378	2,158		1,599		2,565	3,532	3,906	5,482	3,214	8,456	5,018
Finance costs, net	1	39	166		248		219	226	78	323	181	515	297
Other expenses (income)	11	7	(8)		(1)		26	19	9	436	4	34	1
Gain on trading securities	—	—	—		—		—	—	—	—	(279)	—	—
Income tax expense (benefit)	28	190	151		138		176	251	318	(93)	116	353	43

Net Income	$2,597	$2,142	$1,849		$1,214		$2,144	$3,036	$3,501	$4,816	$3,192	$7,554	$4,677

	As a Percentage of Net Revenues
	Year Ended September 30, 2004						Year Ended September 30, 2005				Nine Months Ended June 30, 2006
	Q1	Q2	Q3		Q4		Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net revenues	100.0%	100.0%	100.0%		100.0%		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	78.1	79.2	79.3		79.0		81.8	76.7	72.9	67.4	72.9	68.0	74.6

Gross profit	21.9	20.8	20.7		21.0		18.2	23.3	27.1	32.6	27.1	32.0	25.4
Operating expenses	5.0	6.1	6.5		11.5		8.0	9.7	11.0	12.1	14.8	9.9	10.4

Operating income	16.9	14.7	14.2		9.5		10.2	13.6	16.1	20.5	12.3	22.1	15.0
Finance costs, net	— (1)	0.2	1.1		1.5		0.9	0.9	0.3	1.2	0.7	1.4	0.9
Other expenses (income)	0.1	— (1)	(0.1	)(1)	(—	)(1)	0.1	— (1)	— (1)	1.6	— (1)	— (1)	— (1)
Gain on trading securities	—	—	—		—		—	—	—	—	1.1	—	—
Income taxes	0.1	1.2	1.0		0.8		0.7	1.0	1.3	(0.3)	0.4	0.9	0.1

Net Income	16.7%	13.3%	12.2%		7.2%		8.5%	11.7%	14.5%	18.0%	12.3%	19.8%	14.0%

(1)	Less than 0.1%

Liquidity and Capital Resources

We have historically financed our liquidity requirements from a variety of sources, including short-term bank loans and bills payable under bank credit agreements, sale of bills receivable and issuance of capital stock. As of June 30, 2006, we had cash and cash equivalents of $6.3 million, as compared to $33.1 million as of September 30, 2005. In addition, we had pledged deposits amounting to $19.0 million and $19.4 million at June 30, 2006 and September 30, 2005, respectively. Typically, banks will require borrowers to maintain deposits of approximately 20% to 100% of the outstanding loan balances. The individual bank loans have maturities ranging from 5 to 12 months which coincides with the periods the cash remains pledged to the banks.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended September 30,					Nine Months Ended June 30,
	2003		2004		2005	2005	2006
						(unaudited)	(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$2,950		$3,593		$8,015	$15,427	$(8,632)
Net cash used in investing activities	(4,669)		(28,300)		(30,596)	(24,768)	(32,406)
Net cash provided by financing activities	2,296		27,249		52,363	7,778	13,752
Effect of exchange rate changes on cash and cash equivalents	—	(1)	—	(1)	62	(1)	562
Net increase (decrease) in cash and cash equivalent	578		2,541		29,844	(1,564)	(26,724)
Cash and cash equivalents at the beginning of period	93		671		3,212	3,212	33,056
Cash and cash equivalents at the end of period	671		3,212		33,056	1,648	6,332

Operating Activities

Net cash used in operating activities was $8.6 million in the nine months ended June 30, 2006 compared with net cash provided by operating activities of $15.4 million in the same period in 2005. The negative cash flow was mainly the result of an increase in inventory levels as we increased our production output in the nine months ended June 30, 2006, and also an increase in the level of our accounts receivable offset by an increase in accounts and bills payable. However, we expect that our negative operating cash flow will improve due to increased sales of our products in the coming peak seasons for our products starting from August 2006. Net cash provided by operating activities in fiscal 2005 was $8.0 million, compared to $3.6 million in fiscal 2004. The increase was mainly the result of an increase in net income, a decrease in our levels of inventories and a decrease in accounts and bills payable, partially offset by an increase in the levels of accounts receivable. Net cash provided by operating activities in fiscal 2003 was $3.0 million. The increase in cashflow from operating activities from fiscal 2003 to 2004 was mainly a result of an increase in net income, partially offset by a significant increase in the levels of inventories and accounts receivable.

Investing Activities

Net cash used in investing activities increased from $24.8 million in the nine months ended June 30, 2005 to $32.4 million in the same period in 2006, reflecting an increase in our purchases of equipment, primarily attributable to the construction of the facility to house a new cylindrical cell production line. Net cash used in investing activities increased from $4.7 million in fiscal 2003, to $28.3 million in fiscal 2004 to $30.6 million in fiscal 2005, primarily as a result of an increase in our purchase of property, plant and equipment in connection with our capacity expansion.

Financing Activities

Net cash provided by financing activities was $7.8 million in the nine months ended June 30, 2005 compared to $13.8 million in the same period in 2006. This was mainly attributable to (i) a $4.6 million increase in net proceeds from borrowing due to more loans being secured for working capital purposes in the nine months ended June 30, 2006, and (ii) $15 million and $1.8 million decrease to cash deposited to bank as collateral and repayment of other borrowing in the nine months ended June 30, 2006. The impact of these cash outflows was offset by receipt of $15.6 million cash proceed from capital raising in January 2005. Net cash provided by financing activities amounted to $2.3 million in fiscal 2003, $27.2 million in fiscal 2004 and $52.4 million in fiscal 2005, primarily representing the net proceeds received from borrowings in fiscal 2004 and 2005 as well as the equity issuances in fiscal 2005. As of June 30, 2006, the principal outstanding under our credit facilities and lines of credit were as follows:

	Maximum Amount Available	Amount Borrowed
	(in thousands)
Credit Facilities:
Agricultural Bank of China	$50,028	$46,471
Shenzhen Development Bank	18,760	14,212
China Construction Bank	12,507	8,129
Shenzhen Commercial Bank	6,253	6,253
China CITIC Bank	16,321	564

Subtotal—Credit Facilities	$103,869	$75,629

Lines of Credit:
Agricultural Bank of China		2,435
Shenzhen Development Bank		208
Shenzhen Commercial Bank		5,217
China CITIC Bank		3,743
China Merchants Bank		902

Subtotal—lines of credit		12,505

Total Principal Outstanding		$88,134

The above principal outstanding amounts under credit facilities included short-term bank loans of $53 million and bills payable of $35 million.

For the purpose of presentation, the effect of increase in bills payable balances is included in operating activities in the statements of cash flows due to their nature.

We refinanced our short-term bank loans during fiscal 2005 at annual interest rates of 4.5% to 6.1%, payable monthly, and for terms of five to twelve months. These debt arrangements are generally guaranteed by Mr. Xiangqian Li, our chairman, president, and chief executive officer, and Jilin Provincial Huaruan Technology Company Limited by Shares, a PRC company (“Huaruan Technology”). Pursuant to the refinancing, we deposited $6.4 million of restricted cash, and pledged $7.7 million of inventory and $8.2 million of equipment and machinery as security for our comprehensive credit facility with Shenzhen Development Bank, or the Credit Facility. In addition, Mr. Li pledged 19,053,887 of his shares of our common stock to guarantee our obligations under the Credit Facility. Furthermore, if at any month end day during the term of the Credit Facility (i) our liabilities exceed 70% of our assets, (ii) our sales revenue declines by 10% from their levels for the prior calendar year or (iii) our net asset value declines by 10% compared to the same point during the prior calendar year, all outstanding debt, including interest and penalties due thereunder, will accelerate and become immediately due and payable. We are currently in compliance with these financial tests. The indebtedness to Shenzhen Commercial Bank is guaranteed by Mr. Li and by an unaffiliated third party guarantor.

On January 20, 2005, BAK International completed a private offering of 8,600,433 shares of its common stock for gross offering proceeds of $17.0 million or $1.98 per share. Investors in the offering participated in the subsequent exchange transaction with our company, and received 8,600,433 restricted shares of our common stock, along with attendant registration rights. Net proceeds from the financing of $15.5 million were used as follows: $4.3 million to expand production facilities, $1.8 million to enhance existing products and to research and develop new product offerings, and $9.4 million for working capital purposes.

On September 16, 2005, we sold 7,899,863 shares of our common stock for gross offering proceeds of $43.4 million or $5.50 per share. Net proceeds from that transaction of $39.9 million were used to purchase equipment and for working capital.

During the nine months ended June 30, 2006, we repaid nine bank loans totaling $20.5 million, and entered into seven new bank loan agreements totaling $30.1 million with existing lenders. The seven new facilities provide for monthly interest payments at fixed annual interest rates from 5.22% to 5.85%, with principal repayments at maturities during the last calendar quarter of 2006 and the second calendar quarter of 2007.

On April 21, 2006, we renewed the Comprehensive Credit Facility Agreement of Maximum Amount (“Commercial Bank Credit Facility”) with Shuibei Branch, Shenzhen Commercial Bank. We may borrow up to RMB 50 million under the Commercial Bank Credit Facility, which expires on April 21, 2007. Under the Commercial Bank Credit Facility, we borrowed RMB 50 million on April 28, 2006, bearing interest at an annual rate of 5.265% and maturing on April 21, 2007.

On April 5, 2006, we renewed the Comprehensive Credit Facility Agreement of Maximum Amount with Longgang Branch, Shenzhen Development Bank. Under the Credit Facility, we may borrow up to RMB 150 million, which expires on April 29, 2007. Under the Credit Facility, on April 28, 2006, we entered into a loan agreement with Shenzhen Development Bank, which provides for $12.5 million at a fixed interest annual interest rate of 5.85% and expires pursuant to its terms on April 28, 2007.

On January 11, 2006, Shenzhen BAK repaid in full its loan from the Agricultural Bank of China, originally entered into on July 29, 2005 for up to $6,178,942 and maturing January 29, 2006. The principal balance at the time of repayment was $6,178,942.

On February 22, 2006, Shenzhen BAK renewed its outstanding loan from China Construction Bank in the amount of $3,726,847 under an Application Letter for Drawing for Bank Loan Facility. The new loan agreement provides for a term of six months, with interest accruing at an annual rate of 5.481%, payable monthly, and principal payable at maturity. The principal and interest terms of the loan renewal are the same as those terms under the original loan.

We had a working capital surplus of $15.0 million as of June 30, 2006, as compared to $21.0 million as of September 30, 2005, a decrease of $6.0 million. This decrease was primarily attributable to increase in short-term bank loans, with borrowed funds primarily being used for property, plant and equipment expenditures. We had short-term bank loans maturing in less than one year of $53.2 million as of June 30, 2006, as compared to $39.5 million as of September 30, 2005, an increase of $13.7 million.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We made capital expenditures of $4.7 million, $28.3 million, $30.6 million and $32.7 million in fiscal 2003, 2004 and 2005, and in the nine months ended June 30, 2006, respectively. Our capital expenditures were used primarily to purchase plant and equipment to expand our production capacity. The table below sets forth the breakdown of our capital expenditures by use for the periods indicated.

	Year Ended September 30,			Nine Months Ended June 30,
	2003	2004	2005	2005	2006
	(in thousands)
Construction costs	$693	$20,033	$20,293	$18,218	$15,821
Purchase of equipment	3,958	7,676	9,213	6,120	16,054
Capitalized interest	—	545	1,088	430	790

Total capital expenditures	$4,651	$28,254	$30,594	$24,768	$32,665

We estimate that our total capital expenditures in fiscal 2006 will reach approximately $41.0 million, primarily to purchase manufacturing equipment for the expansion of our production lines.

We have completed the construction of 174,784 square meters of new facilities comprised of manufacturing facilities, warehousing and packaging facilities, dormitory space and administrative offices at the BAK Industrial Park. Of that space, 107,388 square meters are new manufacturing facilities. We have completed construction and put into use an additional administrative area, production facility, four manufacturing facilities, a warehouse and packaging facility, two dormitories and one dining hall. At present, we have no significant payment obligations related to these facilities, although we continue to make payments regarding the construction of the facility as costs arise.

We do not hold the land use right to the tract of property on which we have constructed our manufacturing facilities and other related facilities. According to the relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction must be obtained before the construction of any building is commenced. An ownership certificate will be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained.

We have begun construction of our facilities with the approval of the local government of Kuichong Township of Longgang District of Shenzhen, which we understand does not have the authority to grant us the land use rights certificate. Under our agreement with the Kuichong Township government, we have to pay for a 50-year land use rights certificate at an agreed unit price, which in the aggregate amounted to $4.0 million as of September 30, 2004 and $3.2 million as of September 31, 2005, following an adjustment of the site area after a land survey. Out of the $3.2 million, $0.3 million has been paid to the Kuichong Township government. We have been actively negotiating with the Shenzhen municipal government with a view to resolving the lack of authority issue, but we cannot assure you that we will be able to acquire the land use right by purchasing it directly from the Shenzhen municipal government on the same terms, or if at all. In the meantime, we have recognized a net payable purchase price of $3.0 million for the land use rights on the assumption that it will be on the same terms as those agreed with the Kuichong Township government.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2006:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Short-term bank loans	53,154	53,154	—	—	—
Bills payable	34,981	34,981	—	—	—
Operating lease obligations	132	73	59	—	—
Capital commitments	2,161	2,161	—	—	—
Future interest payment on short-term bank loans	1,479	1,479	—	—	—

Total	91,907	91,848	59	—	—

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of June 30, 2006.

Off-Balance Sheet Transactions

In the ordinary course of business practices in China, we enter into transactions with banks or other lenders where we guarantee the debt of other parties. These parties may be related to or unrelated to us. Conversely, our debt with lenders may also be guaranteed by other parties which may be related or unrelated to us.

Under generally accepted accounting principles, these transactions may not be recorded on our balance sheet or may be recorded in amounts different than the full contract or notional amount of the transaction. Our primary off balance sheet arrangements would result from our loan guaranties in which Shenzhen BAK would provide contractual assurance of the debt, or guarantee the timely re-payment of principal and interest of the guaranteed party.

Typically, no fees are received for this service. Thus in those transactions, Shenzhen BAK would have a contingent obligation related to the guarantee of payment in the event the underlying loan is in default.

Transactions described above require accounting treatment under FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). Under that standard, we would be required to recognize the fair value of guarantees issued or modified after December 31, 2002 for non-contingent guarantee obligations, and also a liability for contingent guarantee obligations based on the probability that the guaranteed party will not perform under the contractual terms of the guaranty agreement.

We have assessed the liabilities arising from these guarantees and considered they are immaterial to the consolidated financial statements. Therefore, no liabilities in respect of the guarantees were recognized as of June 30, 2006 and September 30, 2005. We had guaranteed the timely re-payment of principal and interest of two parties to a bank. The maximum amount of our exposure for those guarantees at June 30, 2006 and September 30, 2005 were $5.5 million and $4.8 million respectively.

Interest Rate Risk

We are exposed to interest rate risk primarily with respect to our short-term bank loans. Although the interest rates, based on the banks’ prime rates, are fixed for the terms of the loans, the terms are typically five to twelve months and interest rates are subject to change upon renewal. There were no changes in interest rates for short-term bank loans renewed during the nine months ended June 30, 2006. A hypothetical 1.0% increase in the annual interest rates for all of our credit facilities at June 30, 2006 would decrease net income before provision for income taxes by $531,542 or 3.3% for the nine months ended June 30, 2006. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

Although our reporting currency is the U.S. dollar, the financial records of our operating subsidiaries are maintained in their local currency, the RMB, which is the functional currency. Approximately 68.3% of our revenues and 90% of our costs and expenses for the nine months ended June 30, 2006 are denominated in RMB, with the balance denominated in U.S. dollars. Approximately 93.9% of our assets except for cash were denominated in RMB as of June 30, 2006. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between U.S. dollars and RMB. If the RMB depreciates against the U.S. dollar, the value of our Renminbi revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities of our operating subsidiaries are translated into U.S. dollars at the exchange rate at the balance sheet date, their equity accounts are translated at historical exchange rate and their income and expenses items are translated using the average rate for the period. Any resulting exchange differences are recorded in accumulated other comprehensive income or loss. An average appreciation (depreciation) of the RMB against the U.S. dollar of 5% would increase (decrease) our comprehensive income by $5.2 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of June 30, 2006. As of June 30, 2006, our accumulated other comprehensive income (loss) was $2.3 million. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

Critical Accounting Policies

Our consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Recoverability of Long-Lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. As of September 30, 2005 and June 30, 2006, the carrying amount of property, plant and equipment, net was $65.8 million and $90.9 million, respectively. We assess the recoverability of property, plant and equipment to be held and used by a comparison of the carrying amount of an asset or group of assets to the future net undiscounted cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

A prolonged general economic downturn and, specifically, a continued downturn in the battery cell industry as well as other market factors could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events, combined with changes in interest rates, could adversely affect our estimates of future net cash flows to be generated by our long-lived assets. Consequently, it is possible that our future operating results could be materially and adversely affected by additional impairment charges related to the recoverability of our long-lived assets.

Inventory Obsolescence

We review our inventory for potential impairment on a quarterly or more frequent basis as deemed necessary. Such review includes, but is not limited to, reviewing the levels of inventory versus customer requirements and obsolescence. The review and evaluation also considers the potential sale of impaired inventory at lower than market prices. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that period. Though management considers such write-down of inventories adequate and proper, changes in sales volumes due to unexpected economic or competitive conditions are among the factors that could materially affect the adequacy of such write down.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our accounts receivable. We determine the allowance based on historical write-off experience, customer specific facts and economic conditions. Bad debt expense is included in the general and administrative expenses. We review outstanding account balances individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2005 and June 30, 2006, we had not charged off any balances as we had yet to exhaust all means of collection.

Stock-Based Compensation

We have adopted the alternate intrinsic value method recognition provision of SFAS 123. Pursuant to the requirements of SFAS No. 123, we have disclosed in our annual financial statements for the year ended September 30, 2005 the pro forma effect of application of the preferred fair value method recognition provision. Further, effective October 1, 2005, we adopted the provisions of SFAS 123R, which requires the use of the fair value method of accounting for share-based compensation. Under the fair value based method, compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. We determine fair value using the Black-Scholes model. Under this model, certain assumptions, including the risk-free interest rate, the expected life of the options and the estimated fair value of our ordinary shares and the expected volatility, are required to determine the fair value of the options. If different assumptions had been used, the fair value of the options would have been different from the amount we computed and recorded, which would have resulted in either an increase or decrease in the compensation expense.

Changes in Accounting Standards

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) which became effective for us on October 1, 2005. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R requires all public and non-public companies to measure and recognize compensation expense for all stock-based payments for services received at the grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). We adopted SFAS 123R since the fiscal quarter ended December 31, 2005 using a modified prospective approach.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” (“SFAS 151”) which became effective for us on October 1, 2005. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in inventory. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The impact of the adoption of SFAS 151 has not been material.

Exchange Rates

The financial records of BAK International, Shenzhen BAK and BAK Electronics are maintained in Renminbi. In order to prepare our financial statements, we have translated amounts in Renminbi into amounts in U.S. dollars. The amounts of our assets and liabilities on our balance sheets are translated using the closing exchange rate as of the date of the balance sheet. Revenues, expenses, gains and losses are translated using the average exchange rate prevailing during the period covered by such financial statements. Adjustments resulting from the translation, if any, are included in our cumulative other comprehensive income (loss) in our stockholders’ equity section of our balance sheet. All other amounts that were originally booked in Renminbi and translated into U.S. dollars, were translated using the closing exchange rate on the date of recognition. Consequently, the exchange rates at which the amounts in those comparisons were computed varied from year to year.

The exchange rates used to translate amounts in Renminbi into U.S. dollars in connection with the preparation of our financial statements were as follows:

	RMB per U.S. Dollar
	2006	2005	2004	2003
Balance sheet items as of June 30	7.9956	N/A	N/A	N/A
Amounts included in the statement of income and comprehensive income, statement of changes in stockholders’ equity and statement of cash flows for the nine months ended June 30	8.04914	8.2765	N/A	N/A
Balance sheet items as of September 30	N/A	8.0920	8.2769	8.2771
Amounts included in the statement of income and comprehensive income, statement of changes in stockholders’ equity and statement of cash flows for the years ended September 30	N/A	8.2413	8.2767	8.2770

Renminbi is not readily convertible into U.S. dollars in the foreign exchange markets. The foreign exchange rate between the RMB and the U.S. dollar had been stable at approximately RMB 8.28 to $1.00 for the last few years. On July 21, 2005, the Central Bank of China announced that it would allow the RMB to move to a flexible exchange rate with a maximum daily variance against the U.S. dollar of 0.3%. No provision has been made in the accompanying financial statements for the change in currency policy, nor has any determination been made, as to the potential impact, this may have on our future operations. As a result, the stated exchange rates may not accurately reflect the amount in U.S. dollars into which RMB could be actually converted at the date or during the periods reflected in the foregoing table.

BUSINESS

Overview

We are one of the largest manufacturers of lithium-based battery cells in China and the world, as measured by production output. We produce battery cells that are the principal component of rechargeable batteries commonly used to power the following applications:

•	cellular phones—customer segments include OEM customers and replacement battery manufacturers;

•	notebook computers;

•	cordless power tools; and

•	portable consumer electronics, such as digital media cameras, portable media players, portable gaming devices and PDAs.

Our products are packed into batteries by third-party battery pack manufacturers in accordance with the specifications of manufacturers of portable electronic applications. We believe that our proprietary technologies allow us to offer battery cells that are flexibly configured, lightweight, powerful and safe. We conduct all of our operations in China, in close proximity to China’s electronics manufacturing base and its rapidly growing market. Our access to China’s supply of low-cost skilled labor, raw materials, machinery and facilities enables us to price our products competitively in an increasingly price-sensitive market. In addition, we have automated key stages of our manufacturing process to be able to produce high-quality battery cells that consistently meet the stringent requirements of our customers.

Historically, we primarily manufactured prismatic lithium-ion cells for the cellular phone replacement battery market and OEM market. Prismatic cells targeted at the PRC replacement market, where cellular phone batteries produced by independent battery manufacturers are purchased for use in second-hand cellular phones or as back-up batteries, primarily comprise of steel-case cells. We also operate in the cellular phone battery OEM market, where we sell aluminum-steel cells for incorporation into branded batteries that are included in new cellular phones or are sold as replacement batteries. We have successfully established ourselves as a major competitor in the PRC domestic OEM market and leading brand names such as Lenovo, Ningbo Bird, Konka and Haier have designated us as a cell provider for their branded batteries. At the request of customers that order prismatic battery packs, we also engage pack battery manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the replacement and OEM markets. We intend to leverage our strong technological capabilities we have developed over the years to continue our growth and expand our reach to the global cellular phone OEM market, and have been actively pursuing OEM qualifications from international brand names, such as Nokia, Motorola and BenQ Siemens.

To meet the growing demand for our products and to capture new opportunities, we have recently substantially increased our production capacity from approximately 15 million units per month as at September 30, 2004 to approximately 25 million units per month as at June 30, 2006. We have also expanded our product offerings by adding three new product lines:

•	High-power, lithium-phosphate cells for use in cordless power tools. We began commercial production of lithium-phosphate cells in October 2005 for use in cordless power tools of Black & Decker, a leading power tools manufacturer.

•	Lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, Bluetooth headsets, digital medial players and digital audio players. We began commercial production of lithium polymer cells in September 2005.

•	Cylindrical lithium-ion cells for use in notebook computers. We began commercial production of cylindrical cells for notebook computers in June 2006 using our new semi-automated production lines.

Our operations have grown since our inception in August 2001 to one with 10,740 employees and approximately 132,000 square meters of manufacturing and ancillary facilities as of June 30, 2006. Our revenue has grown from $20.0 million in the year ended September 30, 2003 to $63.7 million and $101.9 million in the years ended September 30, 2004 and 2005, respectively, generating net income of $3.7 million, $7.8 million and $13.5 million in the same periods.

Our Industry

Rechargeable Batteries—Introduction

A battery is a portable electrochemical system that releases stored electrical energy. The battery industry has experienced significant growth in recent years as a result of increased global demand for portable electronic applications. The higher power requirements and small size of these devices have also driven steady progress in battery technology.

The battery industry can be broadly divided into non-rechargeable (or primary) and rechargeable (or secondary) segments. Rechargeable batteries have increased their share of the overall battery market as they have become more cost and time efficient for use over sustained periods. They also help address environmental concerns over disposal of non-rechargeable batteries.

The four mainstream chemistries currently used in rechargeable batteries for portable electronics are nickel cadmium, nickel metal hydride, lithium-ion, and lithium polymer. The characteristics of each of these battery types are as follows:

	Nickel Cadmium	Nickel Metal Hydride	Lithium-Ion	Lithium Polymer

Commercial introduction	1899	1990	1992	1999

Energy Density	Low	Medium	High	High

Max Voltage Per Cell	1.2	1.2	3.6	3.6

Memory Effect	Yes	Minimal	No	No

Environmental Impact	High	Low	Low	Low

Core Application Usage	• Toys • Lights • Power tools • Cordless phones	• Hybrid vehicles • Power tools	• Cellular phones • Portable consumer electronics(1) • Notebook computers • Power tools	• Small scale portable consumer electronics(2) • Headsets

(1)	Portable consumer electronics include portable media players and portable gaming devices.
(2)	Small scale portable consumer electronics include portable audio players and PDAs.

Lithium-Based Rechargeable Batteries

Lithium in its metal form has long been known to be a highly attractive battery material due to its light weight and high electromagnetic potential. However, as a result of chemical instability, lithium metal batteries have not been commercially developed. Instead, various lithium-based compounds have been introduced. As portable electronic devices integrate enhanced multi-media features while remaining compact and light-weight, they require improved battery performance at reduced size and weight. Rechargeable lithium-based battery cells, compared to rechargeable battery cells based on nickel cadmium or nickel metal hydride chemistries, have a higher energy density, meaning a greater energy capacity relative to a given battery cell’s weight and size.

Furthermore, lithium-based battery cells are able to generate approximately three times the voltage of nickel-based cells, thereby reducing the number of cells needed in a battery pack, leading to a reduction in the weight and size of the pack. These characteristics will enable a portable electronic device to integrate more features and operate for a longer time while remaining slim and light, increasing its portability. Lithium-based battery cells also have other favorable characteristics such as no memory effect and a slow loss of charge when not in use. Key sub-categories of lithium-based batteries include:

•	Lithium-ion. Although slightly lower in energy density than lithium metal, lithium-ion is safe and maintains many of the attractive chemical characteristics of lithium. The lithium-ion battery was first developed by Sony Corporation in 1992. Latest development efforts are looking at new Lithium compounds. Lithium phosphate is a promising example which has recently been put into commercial usage within the power tool market by A123 Systems and Black & Decker. A lithium-ion battery cell consists of a lithium cobalt positive electrode, a graphite negative electrode, an electrolyte, lithium salt and separators. Both electrodes have a layered structure. When charging, lithium-ions come out from the positive electrode and move to the negative electrode through electrolytes deposited between the layers of the graphite negative electrode. When discharging, the reaction process is reversed.

•	Lithium Polymer. First introduced in 1999, Lithium polymer has similar performance to lithium-ion but uses a polymer gel as the electrolyte. This enables a more flexible and smaller form factor, although at higher unit cost. Lithium polymer battery cells share many characteristics of lithium-ion battery cells and provide similar performance. Since lithium polymer cells can be made in a thin and pouch-like case, thereby eliminating the need for a metal container, they offer further reduction in weight and size, as well as, more importantly, flexibility for design and physical configuration. These distinct characteristics have made lithium polymer cells suitable for ultra-thin portable electronic devices, such as high-end cellular phones, Bluetooth headsets and PDAs.

Due to their high energy density and capacity, high voltage, compact size, light weight, lack of memory effect and excellent energy retention characteristics, use of lithium-based batteries has risen significantly in portable electronic products. As the cost/power ratio of lithium-based batteries continues to improve, it is expected that its usage will also extend into other applications.

Key Rechargeable Battery Applications

End-product applications which are driving the demand for rechargeable lithium-based batteries include cellular phones, notebook computers, portable consumer electronics and power tools.

Cellular phones

Cellular phone battery cells currently use a mixture of nickel metal hydride, lithium-ion and lithium polymer. The trend in newer models is towards lithium-based batteries as they allow smaller and more flexible form factor and longer battery life.

Cellular Phones. Demand for batteries for cellular phones is driven by two factors. The first is the sales of new cellular phones. An OEM of cellular phones includes a battery with a new cellular phone. There is also a replacement market for cellular phone batteries. Demand in the replacement market is in turn driven by a number of factors. Often a consumer will purchase a second battery to carry as a spare. In addition, lithium-ion batteries have a finite life, so over time consumers will need to purchase a battery to replace the failed battery in their phone. As the number of active cellular phone subscribers increases, the number of replacement batteries sold increases. A market characteristic unique to the Chinese cellular phone market is that cell phones are often sold and resold during their useful life. Over time these cell phones require a replacement battery. Our customers for cellular phone battery cells fall into two segments:

OEM: The OEMs manufacture mobile phone handsets. They purchase batteries to support their production of new cellular phones. They also purchase batteries to serve the replacement market which they sell under their own brand name.

Independent Battery Manufacturers: These third party manufacturers compete against the OEM for a share of the replacement market. They typically sell their products under their own brand name or a private label.

Notebook computing

Notebook computer sales are forecast to grow further in coming years due to increasingly mobile workforces and the improved power and functionality of notebook computers. Due to their substantial power requirements and larger size relative to other portable electronic devices, notebook computers have in the past typically utilized nickel metal hydride batteries. However, over the last ten years, lithium based batteries have almost completely replaced nickel metal hydride batteries due to the increasing power of lithium based batteries and demand for smaller lighter notebook computers. We believe that we are the largest notebook computer battery cell manufacturer in China and that there currently no other significant Chinese manufacturers in the notebook computer battery market.

Power tools

Power tools such as drills, saws and grinders are used for both commercial and personal use. Due to high power requirements, many power tools have historically used small combustion engines, used heavier nickel metal hydride batteries or relied on external power sources. Recently, manufacturers of power tools, such as Milwaukee, Black & Decker, Bosch, Metabo and Rigid have begun to use lithium-ion technology. Recently, the DeWalt division of Black & Decker began marketing a power took product line that uses nano lithium phosphate technology in its batteries. This technology has resulted in increased power of the batteries to 36 volts. The market for portable high-powered power tools is rapidly growing and has prompted many users, both commercial and personal, to replace or upgrade their current power tools.

Portable Consumer Electronics.

This category includes digital audio players (such as MP3 players), digital still cameras, digital video cameras, portable DVD players, PDAs, BlackBerry devices, portable gaming systems and Bluetooth devices. There is a rapid trend to use lithium-based batteries in portable consumer electronics (both rechargeable and non-rechargeable) due to a desire for smaller, longer lasting devices.

Battery Manufacturing in China

China’s battery industry has historically focused on lower-end batteries, with Japan and Korea providing the technical innovation and producing higher-end and rechargeable batteries. However, we believe that as the Chinese government continues to support battery makers in terms of financial backing and research, China’s R&D and manufacturing capabilities will become more developed.

China’s market share of the full breadth of battery production is expected to increase. China has a number of benefits in battery manufacturing which are expected to drive this growth:

•	Low costs. Relative to Japan and Korea, China has significantly lower cost of labour as well as easy access to bulk raw materials and land.

•	Proximity to electronics supply chain. Electronics manufacturing in general continues to shift to China, giving China based manufacturers a further cost and cycle time advantage.

•	Proximity to end-markets. China’s domestic market for portable applications such as cellular phones and portable audio-visual equipment continues to grow rapidly. Proximity to end-market further consolidates the cost and cycle time advantages for China manufacturers.

•	Developing R&D infrastructure. China has focused in recent years on building its research, development and engineering skill base in all aspects of higher end manufacturing, including batteries.

For example, lithium-ion and lithium polymer batteries are both part of China’s tenth five-year development plan which allocates state resources to provide financial assistance to companies engaged in the business of developing and manufacturing batteries, to fund the research and development of new battery material and to assist patent applications and the protection of intellectual property.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in, and to capitalize on the growth of, the global lithium-ion battery market:

Strong focus on lithium-based batteries and core competency in lithium-ion battery technology

Since our inception in August 2001, we have focused on the research, development and manufacture of lithium-based battery cells. Through this experience, we have been exposed to a rapidly growing market and have developed a core competency in lithium-ion battery technology that enables us to enhance our product quality, reduce cost, and keep up with evolving industry standards. Our cells are used in branded cellular phone batteries of companies such as Lenovo and Haier, testifying to our competency in core technologies. Although our production to date has been largely for cellular phone prismatic batteries, we have also been able to develop other lithium-based battery cells, such as lithium-ion cylindrical cells, lithium-phosphate cells and lithium polymer cells, to capture new market opportunities, such as those for notebook computers and cordless power tools. As of June 30, 2006, we had 50 patents registered in the PRC relating to battery cell materials, design and manufacturing process, and also had 171 pending patent applications filed in PRC and 9 in other countries.

Strong R&D capabilities

We place a strong emphasis on R&D, particularly on technological innovation and the development of new battery cell materials and products. We have established a dedicated R&D center equipped with equipment that we believe to be the most advanced in China. Our R&D team consists of more than 100 researchers and scientists, led by Dr. Huanyu Mao, our chief operating officer and chief technology officer, who has pioneered and is a veteran of the lithium-ion industry since its commercialization in 1992. Dr. Mao was the inventor under seven U.S. patents related to lithium-ion technology.

As an example of our R&D efforts in battery cell materials, we have successfully developed the technology to use substitute materials to reduce the amount of lithium cobalt dioxide used in the manufacture of lithium-based cells. Lithium cobalt dioxide is the most expensive ingredient currently required to make lithium-based cells because cobalt is not renewable.

We have also formed a manufacturing partnership with A123 Systems, an emerging leader in high-power lithium battery technology based on patented nanotechnology licensed from the Massachusetts Institute of Technology, and we believe this relationship will significantly enhance our ability to implement, design, develop and commercialize cutting-edge lithium battery technologies. Our strong R&D capabilities have also helped us obtain various government R&D grants.

Economies of scale

We are one of the largest manufacturers of lithium-ion battery cells in China and the world, as measured by production output. As of June 30, 2006, our production capacity reached approximately 25 million units of battery cells per month. We believe our economies of scale have made us a preferred customer for our suppliers, enabling us to compete effectively in an increasingly price-sensitive market through (i) a higher bargaining power to secure a supply of materials and equipment at a lower cost, and (ii) a larger base for spreading out our fixed cost allocation.

China-based, low-cost manufacturing model

We conduct all of our manufacturing activities in Shenzhen, China. Our access to China’s abundant supply of skilled and low-cost labor, as well as our ability to source raw materials, equipment, land and manufacturing facilities locally and economically, has considerably lowered our operating cost and expenses. Because our products are not subject to any customs duty as compared to those imported from our Japanese and Korean competitors, we believe we enjoy a cost advantage in the domestic market for customers in China’s electronics manufacturing base.

Optimal use of automation in production process

We selectively use automation in our manufacturing process to ensure a high uniformity and precision in our products while maintaining our cost-competitive advantage. As a fully automated production line is very expensive, we tailor our semi-automated solution based on stages of the manufacturing process and product attributes. We use automated machinery in key stages of the manufacturing process while using manual labor for other stages to take advantage of the availability of low-cost, skilled labor in China. We believe this considerably reduces our capital expenditure requirements. For example, we use automated machinery in manufacturing our cylindrical battery cells because cylindrical battery cells designed for use in notebook computers require higher uniformity and precision that can only be achieved by use of automation.

Experienced management team with proven technology and operational record

We have an experienced management team. Mr. Xiangqian Li, our president and chief executive officer and the chairman of our board, has vast experience in the battery industry. Mr. Li has been instrumental in helping us achieve our current market position. Dr. Huanyu Mao, our chief operating officer and chief technology officer, is a pioneer in lithium-ion battery technology since the introduction of lithium-ion batteries in 1992 and was the inventor under seven U.S. patents related to lithium-ion technology. He has led our in-house R&D team in making significant progress in technology innovations and improvements, product development, and optimizing the use of battery cell materials.

Our Strategy

We believe we are well positioned to take advantage of the opportunities presented by growing market demand for rechargeable lithium-based batteries. Our goal is to build on our existing strengths to become a global leader in the development and manufacturing of lithium-based battery cells for leading end-application manufacturers. We intend to achieve this objective by pursuing the following strategies:

Enhance leading-edge technology through continual innovation.

We intend to continue committing substantial resources to R&D in order to improve our technologies, develop new products and optimize the use of new battery cell materials. In particular, our R&D efforts will focus on the following:

•	developing more advanced technologies to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production;

•	developing and commercializing cost-effective and easily available substitute materials for existing raw materials that are more expensive and in unstable supply;

•	enhancing our product quality, reliability and features to satisfy stringent OEM requirements of leading end-application manufacturers and to keep abreast of rapidly changing industry standards and evolving market trends; and

•	cooperating closely with our partners to improve our technologies and develop new application markets.

Continue our cost leadership through yield improvements and refining our manufacturing process

We believe that cost-effectiveness will be critical to our future success in an increasingly price-sensitive market. We intend to achieve greater economies of scale by expanding our production capacity. We will also focus on enhancing our yields by reducing our defect ratio through continual worker training and strict raw material quality control, and refining our semi-automated manufacturing process. We intend to increase our productivity and efficiency in the manufacturing process and reduce the per unit cost of production through the use of advance technologies. We will also focus on developing and commercializing cost-effective and easily available substitute materials for expensive raw materials.

Expand our customer base and develop new application markets.

We intend to penetrate into new application markets, as well as capture a greater market share in our existing markets.

•	OEM Cellular Phones. We are already the market leader in China’s cellular phone replacement battery market with approximately a 73% market share in calendar 2005. We have also successfully penetrated into the domestic cellular phone OEM market by becoming a designated battery cell supplier for leading local cellular phone brand owners, such as Lenovo, Bird, Konka and Haier. We have formed a strategic partnership on cellular phone battery cells with Lenovo, which has agreed to source its battery requirements from us. According to Beijing Waterwood Technologies Co., Ltd., we accounted for approximately 11% of battery cells supplied to the domestic cellular phone OEM battery market in 2005. We are currently actively pursuing OEM qualifications from international brand owners such as Nokia, Motorola and BenQ Siemens.

•	Notebook Computers. In April 2006, we began trial production of cylindrical battery cells used in notebook computers for a few battery pack manufacturers and began commercial production of cylindrical cells in June 2006. Our goal is to become a leading China-based notebook computer battery- cell supplier. We are actively pursuing OEM qualification with leading global brand names and leading notebook computer battery manufacturers.

•	Power Tools. Currently, we are the only supplier of lithium-phosphate cells for 36-volt high-power batteries to A123 Systems, an emerging leader in high-power lithium battery technology based on patented nanotechnology licensed from the Massachusetts Institute of Technology. A123 Systems applies this technology to design and produce next-generation, high-power batteries used in cordless power tools. Future applications may include medical devices and hybrid electric vehicles. We have begun shipments of these products to A123 Systems for use in to Black & Decker’s DeWalt line of professional cordless power tools, and we intend to expand our cooperation with A123 Systems in commercializing future applications.

•	Ultra-portable electronic devices. In September 2005, we began commercial production of lithium polymer cells for use in ultra-portable electronic devices, such as high-end cellular phones, Bluetooth headsets, digital media players and digital audio players. We are actively seeking market opportunities for our lithium polymer cells. In June 2006, we agreed to supply our lithium polymer cells to A123 Systems for use in ultra-portable electronic devices of leading manufacturers.

Increase manufacturing capacity by leveraging our existing infrastructure, access to low-cost local resources and proximity to supply chain and electronics manufacturing base.

We intend to capitalize on robust growing demands for lithium-based battery by leveraging our access to low-cost local resources and our proximity to electronics supply chain and manufacturing base to further expand our manufacturing capacity. By June 30, 2006, We have added approximately 110,000 square meter manufacturing facilities. To meet the strong market demands as well as to capture new application markets, we plan to significantly increase our daily production output of cylindrical cells for notebook computers, high-power lithium-phosphate cells for cordless power tools, and lithium polymer cells for high-end electronic devices such as ultra-thin and light cellular phones and Bluetooth headsets. We intend to increase our production output of prismatic cells, particularly aluminum-case cells for the cellular phone battery OEM market.

Our Corporate Structure

We were incorporated in Nevada on October 4, 1999. We were formed originally for the purpose of building a retail specialty coffee business. On January 20, 2005, we completed a share exchange with the stockholders of BAK International, a Hong Kong company, pursuant to which we acquired 100% of BAK International and in exchange, issued our common stock to these stockholders representing 97.2% of our then post-issuance share capital. BAK International was a holding company that owned a 100% PRC operating subsidiary, Shenzhen BAK. On February 14, 2005, we merged with our wholly owned subsidiary, China BAK Battery, Inc., which was incorporated on February 1, 2005. We are the surviving entity of this merger and we changed our name from “Medina Coffee, Inc.” to our current name, “China BAK Battery, Inc.” We accounted for this share exchange as a recapitalization and succeeded to and are considered to be a continuation of Shenzhen BAK’s operations and financial statements. We conduct our current business through the following two wholly owned operating subsidiaries in China that we own through BAK International:

•	Shenzhen BAK, located in Shenzhen, China and incorporated in August 2001, which focuses on the development and manufacture of three types of cells: prismatic cells, cylindrical cells and high-power lithium-phosphate cells; and

•	BAK Electronics, located in Shenzhen, China and incorporated in August 2005, which focuses on the development and manufacture of lithium polymer cells.

Our Corporate Milestones

Set forth below are our important milestones.

•	December 2001—We began trial production of steel-case prismatic battery cells.

•	June 2002—We began commercial production of steel-case prismatic battery cells.

•	June 2004—We began commercial production of aluminum-case prismatic battery cells

•	August 2004—We moved to BAK Industrial Park.

•	September 2005—We began commercial production of lithium polymer battery cells.

•	October 2005—We began commercial production of high-power, lithium-ion battery cells.

•	November 2005—Our R&D Center was awarded the status of an advanced technological center of Shenzhen.

•	May 2006—Our common stock became quoted on the Nasdaq Global Market.

•	June 2006—We began commercial production of cylindrical battery cells for notebook computers.

Our Products

We develop and manufacture various types of lithium-based rechargeable battery cells, which are the key component of lithium-based batteries used in a wide range of portable electronic applications. Since lithium-based batteries were first commercialized in early 1990s, they have become the battery of choice for portable electronic devices because of their unique and favorable characteristics. The following table provides a summary of our battery cell offerings and their corresponding end applications:

Battery Cell Type	End applications(1)
Prismatic (steel-case or aluminum-case)	Cellular phone(1) Camcorder(2) MP3/MP4 player(1-2) Digital camera(1)

Cylindrical	Notebook computer(6-8) Camcorder(2)

Lithium polymer	Cellular phone(1) MP3/MP4 player(1) Digital camera(2) Bluetooth headset(1)

High-power lithium-phosphate	Power tool (6-10)

(1)	Bracketed number denotes number of cells per particular battery.

Historically, we derived most of our revenues from prismatic cells. As we expand our production capacity and add new product lines in response to evolving market demands, we have derived and will continue to derive an increasingly greater portion of our revenues from our new product lines. The following table sets forth the breakdown of our net revenues by battery cell type for the periods indicated.

	Year Ended September 30,						Nine Months Ended March 31,
	2003		2004		2005		2005		2006
	(in thousands, except percentages)
Prismatic cells
Steel-case cells	$19,689	98.2%	$37,966	59.6%	$56,965	55.9%	$40,005	53.2%	$45,522	46.6%
Aluminum-case cells	271	1.4	13,082	20.5	23,721	23.3	18,386	24.5	33,515	34.3
Battery packs	—	—	12,436	19.5	20,169	19.8	15,924	21.2	8,224	8.4
Cylindrical cells(1)	85	0.4	262	0.4	1,051	1.0	844	1.1	97	0.1
High-power lithium phosphate cells	—	—	—	—	—	—	—	—	9,976	10.2
Lithium polymer cells	—	—	—	—	16	—(2)	—	—	387	0.4

Total	$20,045	100.0%	$63,746	100.0%	$101,922	100.0%	$75,159	100.0%	$97,721	100.0%

(1)	These refer to cylindrical cells produced using primarily a manual manufacturing process that were sold for use on portable DVD players. We only began trial production of cylindrical cells for notebook computers in April 2006 and began commercial production in June 2006.
(2)	Less than 0.1%

Our lithium-ion battery cells can be classified into two types based on their structure. Prismatic cells are rectangular in shape and are commonly used in cellular phones and digital cameras. Cylindrical cells are tubular in shape and commonly used in notebook computers, digital cameras and camcorders. The following pictures depict our standard prismatic cells and cylindrical cells.

Prismatic cells	Cylindrical cells

Prismatic Cells

Prismatic cells contribute to a major portion of our revenue. We initially developed and sold steel-case cells for cellular phone batteries sold in the replacement market. We are currently the largest maker of steel-case cells in China, based on production output. In calendar 2005, our prismatic cells used in cellular phone batteries accounted for approximately 73% of China’s replacement market. Our prismatic cells are contained in metal casing made of either steel or aluminum but are otherwise substantially the same product. Aluminum-case cells generally are more expensive to manufacture and therefore have a higher cost, but they are lighter than steel-case cells and are safer, so they are suited for use in batteries included in the OEM cellular phones. We currently are targeting OEM cellular phone battery market and have formed a strategic partnership with Lenovo, a leading OEM brand in China. As consumers’ demand for lighter cellular phones has resulted in the demand for aluminum-case cells in the OEM market, we have gradually increased the percentage of aluminum-case cells in the total production of our prismatic cells and intend to further increase this percentage to two-thirds of all the prismatic cells we produce in the near future. At the request of customers that order prismatic battery packs, we also engage pack battery manufacturers to assemble our prismatic cells into batteries for a fee and then sell battery packs to these customers both for the replacement and OEM markets.

Cylindrical Cells

Cylindrical cells are generally used for notebook computers, portable DVD players and camcorders. We target our cylindrical cells for the notebook computer market. One notebook computer battery typically contains at least a group of six cylindrical cells working together in a coordinated manner, so the failure of only one cell will affect the performance of the entire battery. Accordingly, cylindrical cells for notebook computers require a higher uniformity than prismatic cells. We had previously produced a small number of cylindrical cells for batteries of portable DVD players. In 2003, we commenced R&D of cylindrical cells designed for notebook computers and in April 2006, we began trial production of a small volume of cylindrical cells. We began commercial production of cylindrical cells in June 2006. We are actively pursuing OEM business opportunities.

High-power Lithium-phosphate Cells

The use of new materials have enabled the configuration of high-power lithium-phosphate cells to contain much higher energy density and higher voltage and have longer life cycle and shorter charge time than other types of lithium-based batteries. These special attributes, coupled with intrinsic safety features, are suitable for batteries used for cordless power tools. In early 2005, we formed a manufacturing alliance with A123 Systems, an emerging leader in high-power lithium battery technology based on patented nanotechnology licensed from the Massachusetts Institute of Technology. We use technologies and key materials provided by A123 Systems to manufacture high-power cells for A123 Systems for use in Black & Decker’s DeWalt line of cordless power tools. The cordless power tool market is dominated by batteries with power of 18 volts or less. A123 Systems’ high-power batteries contain 10 lithium-phosphate cells giving an aggregate power of 36 volts. We believe this voltage is the highest in the market and will be able to power larger and heavier tools. In the first quarter of calendar 2006, we began our first shipment of high-power lithium-phosphate battery cells.

Lithium Polymer Cells

In September 2005, we began producing and shipping lithium polymer battery cells. Our lithium polymer cells do not have a hard metal casing but rather a flexible, pouch-like container, thereby enabling flexible designs and customizations. Lithium polymer cells have expanded our reach to high-end cellular phones, Bluetooth headsets and PDAs such as iPod and BlackBerry devices, and will also allow us to capture the growth opportunities presented by new electronic applications.

Quality Assurance

We enforce strict quality assurance procedures throughout all stages of the manufacturing process. We have four levels of controls to monitor and maintain our product quality: design controls, process controls, material inflow controls and output controls. Our design controls ensure that there are no defects in the design and structure of the products we decide to produce. Our process controls consist of a 15-point check system from the beginning through the end of our production process. Our material inflow controls assure that we obtain our raw materials at a consistent level of quality. Our output controls test for capacity, voltage, visual defects and internal resistance. We believe these four levels of controls are essential to our quality control. We also provide ongoing training to our employees to ensure effective application of our quality assurance procedures.

We monitor quality and reliability in accordance with the requirements of QSR, or Quality System Review, and ISO9001 systems. We have received European Union’s CE attestation, UL authentication, and ISO 9001:2000 certification, a quality management system certification. We have passed stringent quality reviews and thus obtained OEM qualifications from various domestic cellular phone brand names. With our strong technological capabilities and use of automated equipment for core aspects of manufacturing process, we believe our product quality meets or even exceeds in certain key aspects international industry standards.

Manufacturing

Manufacturing of battery cells is a technologically complicated and capital-intensive process, requiring coordinated use of machinery and raw materials at various stages of manufacturing. The primary raw materials used in production of battery cells include electrode materials, electrolytes, foils, cases and caps and separators.

The electrodes are manufactured using active materials, conductive agents and binder which are mixed with liquid. These mixtures are then uniformly coated onto the thin metal foil, then after drying, the electrodes are cut down to the designated sizes.

The positive electrode and negative electrode are then wound together with a separator and inserted into a can, and electrolyte is filled. The sealing completes the battery cell assembly.

The diagrams below illustrate the structure of prismatic cells and cylindrical cells.

Prismatic Cell	Cylindrical Cell

Prior to shipping battery cells to our customers, the battery cells will undergo an aging process, thorough inspections to ensure the cells meet the high quality control standards.

Since August 2004, we have been implementing the TPM, or Total Productive Maintenance, program, which involves a newly defined concept for maintaining plants and equipment. The goal of the TPM program is to markedly increase production while, at the same time, increasing employee morale and job satisfaction. Since November 2005, we also began implementing the 5S Philosophy developed in Japan. Based on Japanese words that begin with the letter “S,” the 5S Philosophy focuses on effective work place organization and standardized work procedures. 5S is intended to simplify our work environment, reduce waste and non-value activity while improving quality efficiency and safety.

A simplified manufacturing process is illustrated below:

These cells are then integrated into packages which are customized into a wide variety of configurations to interface with different electronic devices.

We have adopted a semi-automated manufacturing process. We use fully automated machinery to process key aspects of the manufacturing process to ensure high uniformity and precision, while leaving the non-key aspects of the manufacturing process to manual labor. For example, we have an automated production line to manufacture our cylindrical cells used for notebook computer batteries to ensure a high level of uniformity and precision. We intend to further improve our automated production lines. As we have easy access to an ample supply of low-cost skilled labor, we believe our unique semi-automated manufacturing process will enable us to achieve desired cost-competitiveness by substantially lowering our manufacturing cost without compromising our product quality and uniformity.

For the last few years, we have been expanding our manufacturing capacity to meet the growing market demand for our products. As the increasingly intense competition in our industry has driven down the per unit profit margins of our products, we strive to continue investing heavily in our manufacturing infrastructure to further increase our manufacturing capacity, enabling us to lower the per unit cost of our products and thereby maintaining our expected level of profitability as a whole.

Suppliers

We have built a comprehensive supply chain of materials and equipment. The primary raw materials used in manufacturing of lithium-ion batteries include electrode materials, cases and caps, foils, electrolyte, and separator. Cost of these raw materials is a key factor in pricing our products. We believe that there is an ample supply of most of raw materials we need in China. To ensure the quality of our suppliers, we use only those suppliers who have demonstrated quality control and reliability.

We have established strategic partnerships with a group of raw material suppliers primarily from China, which allow us to purchase large volumes of materials in anticipation of price fluctuations. We invite our suppliers to attend meetings we convene and organize to promote our relationships. We aim to maintain multiple supply sources for each of our key raw materials to ensure that supply problems with any one supplier will not materially disrupt our operations. In addition, we strive to develop strategic relationships with new suppliers to secure a stable supply of materials and introduce competition in our supply chain, thereby increasing our ability to negotiate a better pricing and reducing our exposure to possible price fluctuations.

Our economies of scale enable us to purchase materials in large volumes, offering us leverage to secure better pricing, and to a lesser degree, increasing the extent to which our suppliers rely on our purchase orders. We believe this relationship of mutual reliance will enable us to reduce our exposure to possible price fluctuations. For example, we have entered into a volume purchase agreement with some of our major suppliers, such as CITIC Guoan, from whom we purchase cathode material and lithium cobalt dioxide, one of the key materials for battery cells.

As of June 30, 2006, our key raw material suppliers were as follows:

Materials	Main Suppliers
Case and caps	Roofer Group Company, Yijinli technology company Shenzhen Tongli Precision Stamping Products Co., Ltd.

Cathode materials	CITIC Guoan, Hunan Shanshan New Material

Anode materials	Shanghai Shan Shan, Changsha graphite; Btr Energy Materials Co., Ltd.

Aluminum foil	Aluminum Corporation of America, Shanghai

Copper foil	Huizhou United Copper Foi

Electrolyte	Zhangjiagang Guotai-Huarong New Chemical Materials Co., Ltd.

Separator	Ube Industries, ENTEK, CELGARD

We source our manufacturing equipment both locally and from overseas, based on consideration of their cost and function. As of June 30, 2006, we purchased our key equipment from the following suppliers:

Instruments	Main Suppliers
Coating machine	Beijing 706 Factory / Hirano Tecseed Co., Ltd.

Mixer	Beijing 706 Factory

Press machine	SevenStar Huachuang

Ultrasonic spot welding machine	Zhenjiang Tianhua Machinery and Electrical Co., Ltd.

Laser seam welder	Wuhan Chutian Laser Group

Vacuum oven	Jiangshu Wujiang Songling

Winding machine	Kaido Manufacturing Co., Ltd.

Slitting machine	Nishimura Mfg. Co., Ltd.

Electrolyte filling machine	BAK (internally developed) / Canon Machinery Corporation

Aging equipment	Guangzhou Qingtian Industrial Co., Ltd.

Testing and sorting equipment	Guangzhou Qingtian Industrial Co., Ltd.; Guangzhou Bule-key Electronic Industry Co., Ltd.

Customers

Prismatic Cells.    Our customers for prismatic cells used for cellular phones in the replacement market are local leading battery pack manufacturers, including

•	Desay Power Technology Co., Ltd.,

•	Roofer Technology (Shenzhen) Co., Ltd.

•	SCUD (Fujian) Electronics Co., Ltd.

•	Shenzhen Yalitong Electronics Co., Ltd.,

•	Shenzhen Chaolitong Electronics Co., Ltd.

Our customers in the OEM market consist of cellular phone brand names as well as pack manufacturers designated by cellular phone brand owners. We primarily sell our prismatic cells used for the OEM market in two ways. On most occasions, we sell our prismatic cells to battery pack manufacturers certified by cellular phone brand owners, which will pack our cells into branded batteries and sell them to the brand owner. Cellular phone brand owners may also directly place orders with us. In such a case, we engage a pack manufacturer to assemble our prismatic cells into batteries for a fee, and then arrange to deliver the batteries to the OEM brand owners.

Cylindrical Cells.    We are capable of mass producing cylindrical cells used for notebook computers. Recently, we began shipping a small number of our cylindrical cells to a few small pack manufacturers in Taiwan. We are actively pursuing OEM qualifications with leading notebook computer manufacturers.

High-power Lithium-phosphate.    Currently, we sell our high-power lithium-phosphate cells to A123 Systems according to the manufacturing contract we entered into with A123 Systems.

Lithium Polymer.    Orders we received for lithium polymer cells tend to be small in quantity, but vary in specifications based on the attributes of a particular electronic application. We sell our lithium polymer cells to certain pack manufacturers, which pack our cells and sell the final products. We also have the ability to pack our lithium polymer cells into batteries that carry our own trademark.

We sell our products domestically and internationally. The following table sets forth certain information relating to our total revenues by location of our customers for the periods indicated.

	Year Ended September 30,						Nine Months Ended June 30,
Region	2003		2004		2005		2005		2006
	(in thousands, except percentages)
							(Unaudited)		(Unaudited)
PRC	$16,367	81.7%	$43,358	68.0%	$72,352	71.0%	$56,369	75.0%	$66,743	68.3%
Hong Kong	2,155	10.7	10,517	16.5	17,535	17.2	12,627	16.8	13,095	13.4
Turkey	1,021	5.1	6,344	10.0	7,650	7.5	3,908	5.2	4,104	4.2
Others(1)	502	2.5	3,527	5.5	4,385	4.3	2,255	3.0	13,779	14.1

Total Net revenues	$20,045	100.0%	$63,746	100.0%	$101,922	100.0%	$75,159	100.0%	$97,721	100.0%

(1)	Includes Taiwan, the Middle East, Italy, Germany and India.

For our international sales, we sell our products directly to distributors, as well as pack manufacturers in these countries and territories. If we receive orders from distributors for batteries rather than cells, we engage pack manufacturers to assemble our cells into batteries for a fee, and then arrange to deliver the batteries to fulfill the orders.

A small number of prismatic cell customers have historically accounted for a substantial portion of our revenue. In the year ended September 30, 2005, sales to Roofer Technology (Shenzhen) Co., Ltd. and Shenzhen Yalingtong Electronics Co., Ltd. accounted for 4.5% and 8.4% of our revenue, respectively. In the same period, our top five and top ten customers in aggregate contributed to approximately 34.5% and 53.3% of our revenue, respectively. As we expand our product portfolio and target new market segments, our customer composition as well as the identity and concentration of our top customers are expected to change from period to period.

Sales and Marketing

We have built an extensive sales and service network in China, highlighted by our strong presence in China’s economic prosperous coastal regions where we generated a significant portion of our sales. We have representative offices in Beijing, Shanghai, Guangzhou, Qingdao, Fuzhou, Quanzhou, Dalian and Xiamen targeting our key customers. Our marketing department at the headquarters is responsible for our marketing efforts in PRC, and our sales staff in these representative offices conduct sales and provide post-sales services to brand owners and pack manufacturers in each designated area. We offer different price incentives to encourage large-volume and long-term customers. We have distribution offices in Taiwan, India and Germany where our sales representatives market and sell our products and also provide after-sale service. We aim to add additional representative offices in Middle East, Canada, Korea and South America. As we expand our business, our sales and marketing staff has increased to more than one hundred, most of whom are professional sales persons and technicians.

Our sales staff works closely with our customers to understand their needs and provide feedback to us so that we can better address their needs and improve the quality and features of our products.

We engage in marketing activities such as attending industry-specific conferences and exhibitions to promote our products and brand name. We also advertise in industry journals and magazines and through the Internet to market our products. For example, in February 2005, we participated in international electronic components and materials exhibitions in India, and in March and May 2005, we participated in information and communication technology exhibitions in Hanover, Germany and Sydney, Australia, respectively. We believe these activities are conducive in promoting our products and brand name among key industry participants.

Competition

We face intense competition from battery cell makers in China, as well as in Korea and Japan in respect of each of our product types. The following table sets forth our major competitors based on product type:

Product Type	Competitors

Prismatic

Japan:       Sanyo Group, Sony Corporation, Matsushita Electric

                  Works, Ltd, NEC Corporation, Hitachi, Ltd;

Korea:      LG Group, Samsung Electronics Co., Ltd, GS Group

China:      BYD Company Limited, Tianjin Lishen Battery Joint-stock Co., Ltd, Harbin Coslight Technology International Group Co., Ltd

Cylindrical	Japan: Sanyo Group, Sony Corporation, Matsushita Electric Works Korea: LG Group, Samsung Electronics Co., Ltd.

High-power lithium-phosphate	Japan: Sanyo Group, Sony Corporation Canada: E-one Moli Energy (Canada) Limited

Lithium polymer	Japan: Sanyo Group, Sony Corporation China: Amperex Technology Limited

We believe that we are able to leverage our low-cost advantage to compete favorably with our competitors. Compared to Korean and Japanese cell makers, we are able to source our needs for skilled labor and raw materials locally and economically. Our substantially expanded production capacity has translated into greater purchasing power, thereby helping us negotiate lower purchase price for materials. Furthermore, our strong proprietary technologies and use of a combination of manual labor and automation at the key stages of the manufacturing process enable us to enhance our production efficiency, resulting in further reduction in the cost, while ensuring high-uniformity and high-quality standards.

Research and Development

We have established an advanced R&D center. To enhance our product quality, reduce cost, and keep up with technological advances and evolving market trends, our R&D center focuses on advancement in technologies relating to new materials and new cells with prospects for use in new end application markets, such as hybrid electric vehicles. For example, we have successfully developed technologies to use cost-effective ingredients to reduce the amount of lithium cobalt dioxide being used in our cells. Lithium cobalt dioxide is the most expensive ingredient currently required to make lithium-based cells because cobalt is not renewable.

Our in-house R&D team consists of over 100 researchers and scientists, led by Dr. Mao, our chief operating officer and chief technology officer, who pioneered core technologies in lithium-ion batteries since their introduction in 1992 and was the inventor under seven U.S. patents related to lithium-ion technology. We have formed manufacturing partnership with A123 Systems, an emerging leader in high-power lithium battery technology based on patented nanotechnology licensed from the Massachusetts Institute of Technology, and we believe this relationship will significantly boost our ability to implement, design, develop and commercialize cutting-edge lithium battery technologies. Our strong R&D capabilities have enabled us to obtain various government-sponsored R&D grants. We have been accredited as a “new and high-technology company” in Shenzhen, entitling us to enjoy preferential tax treatments and other government incentive grants and subsidies. Furthermore, we have established strong cooperation with a number of reputable research institutes and science and technology universities in China, allowing us to capitalize on their R&D results economically.

Employees

We had a total of 6,362, 6,970 and 10,740 employees as of September 30, 2004, September 30, 2005 and June 30, 2006, respectively. We have developed a strong company culture that encourages individual thinking and creativity, continual self-improvement and strong commitment to provide high-quality products to our customers.

Facilities

In the past, we had leased office space and manufacturing facilities from unrelated third parties. We currently conduct all of our operations in BAK Industrial Park, located in Shenzhen, China. BAK Industrial Park has a total construction area of approximately 320,000 square meters, including approximately 150,000 square meters of manufacturing facilities.

We finished a major portion of BAK Industrial Park in early 2006 and anticipate finishing the remaining portion by the end of calendar year 2007. We believe that our existing facilities have met our current business needs and, together with additional facilities currently under construction, will meet the needs of our expanded operations.

The following table sets forth the breakdown of our facilities as of the date of this prospectus based on use and product type:

BAK Industrial Park	Usage	Area (m2)
Completed facilities	Manufacturing
	Prismatic (steel-case)	27,776
	Prismatic (aluminum-case)	15,919
	Cylindrical	15,400
	Lithium polymer	6,944
	High-power lithium-phosphate	6,944
	R&D, and Administrative	18,593
	Warehousing	19,087
	Workers Dormitory	42,915
	Other facilities	21,206

	Sub-total	174,784

Facilities under construction	Manufacturing
	Prismatic (aluminum-case)	29,260
	Workers Dormitory	3,209
	Other facilities	10,925

	Sub-total	43,394

	Total	218,178

We do not hold the land use right to the tract of property on which we have constructed our manufacturing facilities and other related facilities. According to the relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction must be obtained before the construction of any building is commenced. An ownership certificate will be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained.

We have begun construction of our facilities with the approval of the local government of Kuichong Township of Longgang District of Shenzhen, which we understand does not have the authority to grant us the land use rights certificate. We have been actively negotiating with the Shenzhen municipal government with a view to resolving this issue, we cannot assure you that we will be able to acquire the land use right to the underlying land by purchasing the land use right from the Shenzhen municipal government on reasonable terms, or if at all.

We believe that once we are granted the land use right certificate and related approvals are obtained, there should be no legal barriers for us to obtain an ownership certificate for our premises at the BAK Industrial Park. However, if we fail to obtain the land use right certificate relating to BAK Industrial Park and/or the government approvals required for the construction of BAK Industrial Park, there is the risk that the buildings constructed need to be vacated as illegitimate constructions. However, we believe this risk to be unlikely.

We do not currently insure our manufacturing facilities since we have not yet received our land use right certificate. We intend to procure such insurance once we have received the certificate.

Legal Proceedings

Except as described below, we are not a party to any legal proceedings, nor are we aware of any threatened or contemplated proceedings which are expected to result in a material adverse effect on our business financial position, or result of operation.

On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against us. The plaintiffs alleged that by manufacturing rechargeable lithium cells for A123 Systems for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker, we have infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. A123 Systems, Inc., Black & Decker Corporation and Black & Decker (U.S.) Inc. have also been named as co-defendants in this lawsuit. The court has not ruled on this lawsuit. We understand that this lawsuit is a countersuit against A123 Systems, which filed a claim against Hydro-Quebec in the United States District Court of Massachusetts in April 2006. In that suit, A123 Systems sought declaratory relief that the two said U.S. patents are invalid and that A123 Systems is not infringing either of these two patents.

If the court holds against us, we may be required to pay plaintiffs substantial monetary damages, terminate our existing production of cells manufactured for A123 Systems used in Black & Decker power tools, or pay royalties to continue the production. This in turn would materially adversely affect our ability to execute our growth strategy, revenues and business prospects. Furthermore, regardless of the final outcome of this lawsuit, we may incur substantial costs and our management resource and attention to our business would be diverted.

We are liable for liquidated damages to certain selling shareholders whose shares were included in a registration statement on Form SB-2 that we filed pursuant to a registration rights agreement that we entered into with the selling shareholders in September 2005. Under the registration rights agreement, if a registration statement filed pursuant thereto ceases to be effective after its effective date to cover the resale of the shares for more than 30 trading days, while the relevant shares could not be put back to us, we will be liable to pay partial liquidated damages equal to 1.0% of the aggregate investment amount paid by those selling shareholders for the shares, and on each monthly anniversary thereafter until the default is cured, an additional 1.5%. On August 15, 2006, the SEC declared effective a post-effectiveness amendment we filed on August 4, 2006 to terminate the effectiveness of the registration statement on Form SB-2 that included the resale of the shares held by those selling shareholders. Should the interval from August 15, 2006 to the date of the effectiveness of this registration statement exceed 30 trading days, those selling shareholders would be eligible for the liquidated damages from us based on the formula specified in the registration rights agreement. As we cannot predict the effectiveness date of this registration statement, we cannot estimate the exact amount of the liquidated damages when the claim arises. As there is no effective registration statement on September 26, 2006 for the shares held by those selling shareholders, we are liable to those selling shareholders for $241,232 in liquidated damages. For each month thereafter, we will be liable for an additional $361,847 in the absence of an effective registration statement. The liquidated damage would be charged to the statement of income and comprehensive income upon its occurrence. Please refer to “Shares Eligible For Future Sale—Registration Rights.”

Intellectual Property

We rely on a combination of patents, trade secrets, patents and employee non-disclosure and confidentiality agreements to protect our intellectual property rights. As of June 30, 2006, we had registered 26 trademarks in PRC, including BAK in both English and written in Chinese characters as well as our logo. Some of our trademarks are also registered in the United States, European Union, Korea, Russia, Taiwan and Hong Kong. We have registered the following Internet and WAP domain name www.bak.com.cn. As of June 30, 2006, we have registered 50 patents in the PRC relating to battery cell materials, design and manufacturing process, and we had 171 pending patent applications filed in the PRC and 9 in other countries.

We also have unpatented proprietary technologies for our product offerings and key stages of the manufacturing process. Our management and key technical personnel have entered into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during the term of employment with us and thereafter and to assign their inventions, technologies and designs they develop during the term of employment with us.

We have institutionalized our efforts to safeguard our intellectual property rights by establishing an internal department that includes professionals such as attorneys, engineers, information managers and archives managers responsible for handling matters relating to our intellectual property rights. We have published internally a series of rules to protect our intellectual property rights.

Environment Compliance

As we conduct our manufacturing activities in China, we are subject to the requirements of PRC environmental laws and regulations on air emission, waste water discharge, solid wastes and noise. We aim to comply with environmental laws and regulations and have passed ISO14001 certification for environmental system. We have built environmental treatment facilities concurrently with construction of our manufacturing facilities, where waste air, waste water and waste solids we generate can be treated in accordance with the relevant requirements. We also outsource disposal of solid waste we generate to a third party contractor. Certain key materials used in the manufacturing, such as cobalt dioxide, electrolyte and separators, have proven innocuous to worker’s health and safety as well as environment. We are not subject to any admonition, penalty, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental laws and regulations. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations.

PRC Government Regulations

Environmental Regulations

The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

Patent Protection in China

The PRC’s intellectual property protection regime is consistent with those of other modern industrialized countries. The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to most of the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985. Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents, i.e., patents for inventions, utility models and designs respectively. The Chinese patent system adopts the principle of first to file. This means that, where more than one people file patent applications for the same invention, a patent can only be granted to the people who first filed the application. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is that, where a party possesses the means to exploit a patent but cannot obtain a license from the patent holder on reasonable terms and in reasonable period of time, the PRC State Intellectual Property Office, or SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. SIPO, however, has not granted any compulsory license up to now. The patent holder may appeal such decision within three months from receiving notification by filing a suit in a people’s court.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. Preliminary injunction may be issued by the People’s Court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be reasonably determined in an amount ranging from one to more times of the license fee under a contractual license. The infringing party may be also fined by Administration of Patent Management in an amount of up to three times the unlawful income earned by such infringing party. If there is no unlawful income so earned, the infringing party may be fined in an amount of up to RMB500,000, or approximately $62,500.

Tax

Under applicable income tax laws and regulations, an enterprise located in Shenzhen, including the district where our operations are located, is subject to a 15% enterprise income tax. Further, according to PRC laws and regulations, foreign invested manufacturing enterprises are entitled to, starting from their first profitable year, a two-year exemption from enterprise income tax followed by a three-year 50% reduction in its enterprise income tax rate. Our PRC subsidiaries, Shenzhen BAK and BAK Electronics, are entitled to a two-year exemption from enterprise income tax and a reduced enterprise income tax rate of 7.5% for the following three years. As such, for the first two years ended December 31, 2003, Shenzhen BAK was exempted from any enterprise income tax. Between January 1, 2004 and December 31, 2006, Shenzhen BAK is subject to enterprise income tax rate of 7.5%. BAK Electronic, established in August 2005, is eligible for the same preferential tax treatment applicable to Shenzhen BAK and currently is exempt from any enterprise income tax.

Furthermore, to encourage foreign investors to introduce advanced technologies to China, the PRC government has offered additional tax incentives to enterprises that are classified as a foreign invested enterprises with advanced technologies. According to an official notice issued by the Shenzhen Municipal Trade and Industry Bureau, Shenzhen BAK received such designation in August 2005. As a result, as long as Shenzhen BAK maintains this designation, it may apply to the tax authority to extend its current reduced tax rate of 7.5% for another three years, until December 31, 2009.

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne. Our imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT.

Foreign Currency Exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

MANAGEMENT

Directors and Executive Officers

The following table provides information about our executive officers and directors and their respective ages and positions as of May 31, 2006. The directors listed below will serve until our next annual or special meeting of stockholders at which directors are elected.

Name	Age	Position Held
Xiangqian Li	37	Chairman, President and Chief Executive Officer

Huanyu Mao	54	Director, Chief Operating Officer and Chief Technology Officer

Richard B. Goodner	60	Director

Joseph R. Mannes	47	Director

Jay J. Shi	42	Director

Yongbin Han	36	Chief Financial Officer, Secretary and Treasurer

Yanlong Zou	37	Vice President of Quality and Reliability Assurance and Purchasing

Shuquan Zhang	43	Vice President of Intellectual Property, Legal Matters and General Administration

Houde Liu	31	Vice President of Sales and Marketing

Xiangqian Li has served as the chairman of our board, our president and chief executive officer since January 20, 2005. He has been a director of BAK International Limited, our Hong Kong incorporated subsidiary, since November 2004. Mr. Li is the founder and has served as the chairman of the board of Shenzhen BAK, our wholly owned subsidiary, since its inception in August 2001, and served as Shenzhen BAK’s general manager since December 2003. From June 2001 to June 2003, Mr. Li was the chairman of Huaran Technology Co., Ltd., a PRC-incorporated company engaged in the car audio business. Mr. Li received a bachelor’s degree in thermal energy and power engineering from the Lanzhou Railway Institute, China and a doctorate degree in quantitative economics from Jilin University in China.

Huanyu Mao has served as a director of our company since May 12, 2006. He has also served as our chief technology officer since January 20, 2005 and as our chief operating officer since June 30, 2005. Dr. Mao has been the chief scientist of Shenzhen BAK since September 2004. Prior to joining us, between 1997 and September 2004, Dr. Mao was the chief technology officer of Tianjin Lishen, a leading battery manufacturer in China. Mr. Mao pioneered core technologies on lithium-ion battery before its commercialization in 1992 and was the inventor under seven U.S. patents relating to lithium-ion technology. Dr. Mao received a doctorate degree in electrochemistry from Memorial University of Newfoundland, Canada where he focused on conductive polymers.

Richard B. Goodner has served as our director since May 12, 2006. Since June 2003, Mr. Goodner has served as the vice president for legal affairs and general counsel for U.S. Home Systems, Inc., a public company listed on the Nasdaq National Market. Since May 2006, Mr. Goodner also has been a director of Winner Medical Group Inc., a leading Chinese exporter of medical disposal products, which shares are traded on the Over-the-Counter Bulletin Board in the United States. From 1997 and 2003, Mr. Goodner was a partner in the law firm of Jackson Walker L.L.P. Mr. Goodner holds a bachelor of arts degree in economics from Eastern New Mexico University and a law degree from Southern Methodist University, the United States.

Joseph R. Mannes has served as our director since May 12, 2006. Mr. Mannes is also the chief operating officer and principal supervisory officer, broker and dealer of SAMCO Capital Markets Inc. From 2001 to 2006, Mr. Mannes was the managing director for corporate finance of SAMCO Capital Markets, an investment banking division of Penson Financial Services, Inc. From 1998 to 2001, Mr. Mannes was chief financial officer for

Clearwire Technologies, a fixed wireless technology developer and network service company in Arlington, Texas. Mr. Mannes holds a bachelor of arts degree in philosophy and French from Dartmouth College and an MBA in finance and accounting from the Wharton School of the University of Pennsylvania.

Jay J. Shi has served as our director since May 12, 2006. Since October 2005, Mr. Shi has served as the chairman and the chief technology officer of SoBright Technology, Co., Ltd., a PRC-based manufacture company. From March to September 2005, Mr. Shi was the president of Big Wave Consulting Co., a company engaged in consulting business in battery industry. From May 2002 to February 2005, Mr. Shi served as the senior manager/associate principal of TIAX, LLC, a U.S.-based collaborative research and development company. From May 1998 to April 2002, he was the senior manager of Arthur D. Little, Inc. Mr. Shi holds a Ph.D degree in physical chemistry from St. Andrews University, and a master of science in polymer sciences and a bachelor of science in chemistry from Zhejiang University, China.

Yongbin Han has served as our chief financial officer and company secretary since January 20, 2005, and our treasurer since August 31, 2005. He has been the chief financial officer and the vice president of Shenzhen BAK since April 2003. Prior to joining us, Mr. Han served as deputy general manager of Huaruan Technology from January 2002 to April 2003 and as department manager of Zhonghongxin Jianyuan Accounting Firm, a PRC certified public accounting firm, from July 1995 to July 2001. Mr. Han received a bachelor’s degree in accounting from the Changchun Tax Institute, China. Mr. Han is a PRC certified public accountant and certified tax agent.

Yanlong Zou has served as the vice president of quality and reliability assurance and purchasing of Shenzhen BAK since October 2004. Mr. Zou served as the deputy general manager of Shenzhen BAK from August 2001 to October 2004. Mr. Zou received a bachelor’s degree in railway vehicle engineering from the Lanzhou Railway Institute, China.

Houde Liu has served as the vice president of sales and marketing and the general manager assistant of Shenzhen BAK since May 2006. He has also been the general manager of BAK Electronics since March 2006. Mr. Liu served as the manager of general administration department, the president’s assistant and a director of Shenzhen BAK from November 2003 to May 2006. Prior to joining us, between January 2000 and November 2003, Mr. Liu was the deputy general manager of Shenzhen Metropolitan Drywall Panel Co., Ltd., a PRC-incorporated company engaged in the drywall panel business. Mr. Liu received a master’s degree in literature from the Huazhong University of Science and Technology, China.

Shuquan Zhang has served as the vice president of intellectual property, legal matters and general administration of Shenzhen BAK since October 2004. He served as the general manager’s assistant of Shenzhen BAK from February 2004 to October 2004. Prior to joining us, between August 1995 and December 2003, Mr. Zhang was the deputy general manager of Shenyang Hotel, China. Mr. Zhang received a bachelor’s degree in economics and management from the Party School of the Communist Party of China Central Committee.

Board Composition

Our board of directors is currently comprised of five members: Xiangqian Li, Huanyu Mao, Richard B. Goodner, Joseph R. Mannes and Jay J. Shi. Among our directors, Messrs. Goodner, Mannes and Shi are independent directors.

Duties of Directors

Under the Nevada Revised Statutes 78.138, our directors have a duty of to act in good faith with a view to our interests. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of incorporation. A stockholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors

Our officers are elected by and serve at the discretion of the board of directors. Our directors are elected at the annual meeting of our stockholders and thereafter hold office until their resignation, removal, death or incapacity, or until their respective successors are elected.

Committees of the Board of Directors

In May 2006, before we obtained approval for listing on Nasdaq Global Market, we established audit committee, compensation committee and corporate governance and nomination committee, each of which consists entirely of independent directors.

Audit Committee

Our audit committee consists of Messrs. Goodner, Mannes and Shi, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Mr. Mannes serves as our audit committee financial expert as that term is defined by the applicable SEC rules. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act of 1933, as amended;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant internal control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Goodner, Mannes and Shi, each of whom “independent” as that term is defined under the Nasdaq listing standards. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Goodner, Mannes and Shi, each of whom is “independent” as that term is defined under the Nasdaq listing standards. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees; and

•	monitoring compliance with our code of business conduct and ethics.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors. We intend to maintain the highest standards of ethical business practices and compliance with all laws and regulations applicable to our business, including those relating to doing business outside the United States.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has one or more executive officers who serve on our board of directors or compensation committee.

Compensation of Directors

Each of our independent directors is paid approximately $20,000 annually, subject to adjustments determined by our board from time to time, and is granted 5,000 shares of our common stock for serving as our director. These 5,000 shares are restricted shares subject to a one-year vesting schedule, with the first 25% vesting on the grant date, which is May 12, 2006, and the remaining 75% vesting in three installments on the last day of each following full quarter. These directors will also be reimbursed for reasonable expenses incurred in connection with attending our board and committee meetings. We do not maintain a medical, dental or retirement benefits plan for these directors.

We have not compensated, and will not compensate, our non-independent directors, such as Mr. Xiangqian Li and Dr. Huanyu Mao, for serving as our directors, although they are entitled to reimbursements for reasonable expenses incurred in connection with attending our board meetings.

The directors may determine remuneration to be paid to the directors with interested members of the board refraining from voting. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Involvement in Certain Legal Proceedings

None of our directors is subject to any legal proceedings in the past five years and that may adversely affect his ability and/or integrity to serve as our director.

Family Relationships

There are no family relationships among our directors or officers.

Executive Compensation

None of our executive officers, including our chief executive officers, received annual compensation in excess of $100,000 during the following periods, and none of them is expected to receive compensation in excess of $100,000 for the fiscal year ended September 30, 2006. The following table sets forth the compensations paid to our chief executive officer for services rendered in all capacities to us during the following periods:

	Year	Annual Compensation		Long-Term Compensation		All Other Compensation
Name and Principal Position		Salary	Bonus	Restricted Stock Awards	Securities Underlying Options
Xiangqian Li, president, chief executive officer	2005	$8,736	—	—	—	$45,730	(1)
	2004	$8,709	—	—	—	—
	2003	$8,699	—	—	—	—

(1)	Includes the value of the service provided by a company-owned car.

Mr. Timothy P. Halter served as our chief executive officer without compensation from January 1, 2005 to January 21, 2005.

Option Grants In the Last Fiscal Year

The following table provides summary information concerning the individual grants of stock options to each of our executive officers identified as such in this prospectus.

Name	Shares of Common Stock Underlying the Outstanding Options		Percent of Total Options Granted to Employees in 2005	Exercise Price (Per Share)	Grant Date	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Terms
							5%	10%
Yongbin Han	200,000	(1)	10%	$6.25	May 16, 2005	May 16, 2011	$346,000	$764,000
Chief financial officer and treasurer
Huanyu Mao	200,000		10%	6.25	May 16, 2005	May 16, 2011	346,000	764,000
Chief operating officer and chief technology officer
Yanlong Zou	50,000	(1)	2.5%	6.25	May 16, 2005	May 16, 2011	86,600	191,000
Vice president of quality and reliability assurance and purchasing
Shuquan Zhang	50,000	(1)	2.5%	6.25	May 16, 2005	May 16, 2011	86,600	191,000
Vice president of intellectual property, legal matters and general administration
Houde Liu	50,000	(1)	2.5%	$6.25	May 16, 2005	May 16, 2011	$86,600	$191,000
Vice president of sales and marketing

(1)	These options were terminated on September 28, 2006 pursuant to termination and release agreements entered into between us and the executive officers named above other than Mr. Mao. The executive officers named above (other than Mr. Mao) and other optionees are residents of China, and they requested that we terminate their options, so that they could avoid adverse tax consequences under applicable Chinese laws. Options to purchase a total of 1,400,000 shares of common stock (including the options held by Messrs. Han, Zou, Zhang and Liu) were cancelled. Our compensation committee plans to meet during the first quarter of our 2007 fiscal year to determine an appropriate number of shares of restricted stock that may be granted to these optionees under our 2005 Stock Option Plan. The terms and conditions of the potential issuance of restricted shares are not finalized as of the date of this prospectus.

These options will become vested on July 1, 2007 but the options are exercisable only on three occasions at intervals of not less than six months with limitations on the number of shares exercisable on each occasion. In the fiscal year ended September 30, 2005, we granted options to purchase an aggregate of 2,000,000 shares of our common stock to various employees. Options to purchase 200,000 shares of our common stock were subsequently cancelled because the holders terminated their employment with us. On September 28, 2006, we cancelled options to purchase a total of 1,400,000 shares of our common stock were cancelled pursuant to termination and release agreements with various optionees who are residents of China. Our compensation committee plans to meet during the first quarter of our 2007 fiscal year to determine an appropriate number of shares of restricted stock that may be granted to these optionees under our 2005 Stock Option Plan. The terms and conditions of the potential issuance of restricted shares are not finalized as of the date of this prospectus. Therefore, it is not practicable to estimate the incremental compensation cost in connection with the potential issuance of restricted shares as a modification to our 2005 Stock Option Plan.

As a result, the unrecognized compensation cost of the 2005 stock option plan as of the cancellation date would continue to be recognized throughout the remaining vesting period which will end on July 1, 2008 until the restricted shares were issued to the relevant optionees.

For the year ended September 30, 2006, our total stock-based compensation expense recognized in the statement of income and comprehensive income was approximately $2,626,000. As of September 30, 2006, there was unrecognized compensation cost of approximately $3,051,000 related to non-vested share options.

Upon the issuance of the restricted shares, incremental compensation costs would be measured as the excess of the fair value over the original award. The total compensation cost measured at the date of the issuance of the restricted shares shall be the unrecognized compensation cost of the original award at that date plus the incremental compensation costs, and would be recognized throughout the vesting period.

The potential realizable value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. SEC rules specify the 5% and 10% assumed annual rates of compounded stock price appreciation, which do not represent our estimate or projection of our future common stock prices. These amounts represent assumed rates of appreciation in the value of our common stock from the market price of our common stock at the time of grant. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.

2005 Stock Option Plan

On May 16, 2005, our board of directors adopted China BAK Battery, Inc. 2005 Stock Option Plan, which was later approved by our stockholders and became effective May 12, 2006. Under the 2005 stock option plan, our board of directors is authorized to grant to our employees, non-employee directors and advisors nonqualified stock options, enabling them to purchase up to 4,000,000 shares of our common stock. The exercise price of options granted pursuant to the 2005 stock option plan must be at least equal to the fair market value of our common stock on the date of the grant.

In May 2005, we granted options to purchase an aggregate of 2,000,000 shares to approximately 55 individuals. Options to purchase 200,000 shares of common stock were subsequently cancelled because the holders terminated their employment with us. In addition, as described above, on September 28, 2006, options to purchase a total of 1,400,000 shares of our common stock were cancelled pursuant to termination and release agreements with various optionees who are residents of China. As of September 30, 2006, we had options in respect of 400,000 shares of common stock outstanding. The major terms and conditions of our 2005 stock option plan are summarize below.

Types of Awards.    We may grant the following types of awards under our 2005 stock option plan:

•	non-qualified stock options

•	restricted stock

Plan Administration.    A committee designated by our board of directors administers our 2005 stock option plan. The committee has the sole discretion and authority to determine the eligibility, the number of underlying shares, as well as other terms and conditions of each grant. The committee also has the right to interpret, amend or modify each option agreement and to remove any restrictions or conditions applicable to any options or restricted stock. A majority of the members constituting the committee will be sufficient to make decisions regarding matters related to the 2005 stock option plan.

Acceleration of Options upon Corporate Transactions.    The outstanding options will accelerate upon occurrence of a change-of-control corporate transaction or sale of all or substantially all of assets in liquidation or dissolution of our company. In such event, each outstanding option will become fully vested and immediately exercisable, subject to the final determination of the committee. However, the outstanding options will not accelerate if the successor entity assumes our outstanding options or replace them with a cash incentive program that preserves the spread existing at the time of such corporate action and provides for the subsequent payout in accordance with the same vesting schedule applicable to our options.

Automatic Acceleration.    At the time of grant or while the options are outstanding, the committee has discretion to allow automatic acceleration of one or more options upon occurrence of a change-of-control corporation transaction, whether or not our options are assumed or replaced by the successor entity. In addition, the committee may allow automatic acceleration for options if the holder’s service is terminated involuntarily within 18 months after the effectiveness of such corporate transaction.

Option Agreement.    Options granted under our 2005 option plan are evidenced by a non-qualified stock option agreement that sets forth the terms, conditions and limitations for the options granted, including the exercise price, duration of the options and the vesting schedule.

Vesting Schedule.    The outstanding options are subject to the vesting as specified in the option agreements. The earliest time for exercise of these options is July 1, 2007, but only up to 40% of these outstanding options are exercisable then. There must be a minimum six-month interval between each exercise. The second exercise of these options, together with the first exercise, may not exceed 70% of total outstanding options.

Termination of Employment, Death and Disability.    In the event of termination of services other than for death, disability or misconduct, the unvested portion of the options shall immediately terminate and cease to remain outstanding. If an option holder dies or ceases to provide services to us for permanent disability, his or her options will become fully exercisable and will remain valid for exercise for a year. If an option holder ceases to provide services to us due to his or her misconduct, all the options held by such person shall immediately terminate, whether vested or unvested.

Market Stand-Off.    In case of a public offering pursuant to a registration statement filed under the Securities Act, holders of our options may not sell, hypothecate, pledge or otherwise transfer for value or dispose of any shares acquired upon exercise of an option granted under our 2005 stock option plan without the prior written consent of us and the underwriters.

Transferability of Options.    The options granted under our 2005 stock option plan may not be transferred other than by will or operation of laws, except as otherwise agreed by the committee.

Equity Compensation Plan Information

The following table sets forth certain information about the securities authorized for issuance under our 2005 stock option plan as of June 30, 2006. The options shown in column (a) below were granted under our 2005 stock option plan before the effectiveness of any stockholder approval.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—		—	—
Equity compensation plans not approved by security holders	1,830,000	(1)	$6.25	2,170,000	(1)

Total	1,830,000	(1)	$6.25	2,170,000	(1)

(1)	We granted options to purchase a total of 2,000,000 shares of common stock in May 2005. Of these options, options in respect of 170,000 shares of common stock were cancelled as of October 1, 2005. In the fiscal quarter ended September 30, 2006, options to purchase 30,000 shares of our common stock were cancelled. In each case, the holders of the options terminated their employment with us. On September 28, 2006, we cancelled options to purchase a total of 1,400,000 shares of our common stock pursuant to termination and release agreements with various optionees who are residents of China. Our compensation committee plans to meet during the first quarter of our 2007 fiscal year to determine an appropriate number of shares of restricted stock that may be granted to these optionees under our 2005 Stock Option Plan. The terms and conditions of the potential issuance of restricted shares are not finalized as of the date of this prospectus.

Compensation Plan for Non-Employee Directors

Effective May 9, 2006 our shareholders approved our compensation plan for non-employee directors. Under this plan, we may issue up to 500,000 shares of common stock to non-employee directors. On May 12, 2006, we issued 5,000 shares of common stock to each of Richard B. Goodner, Joseph R. Mannes and Jay J. Shi, our independent directors, as compensation for their services in such capacities. The major terms and conditions of this compensation plan are summarize below:

Eligibility.    Only members of our board of directors who do not serve as officers or employees of our company or any of our subsidiaries is eligible to participate.

Administration.    The plan is administered by our board of directors. Our board may make such rules and establish such procedures for the administration of the plan as it deems appropriate to carry out its purpose.

Annual Retainer.    Eligible directors are entitled to receive an annual retainer fee for membership on our board of directors in an amount to be established from time to time by our board of directors, currently anticipated to be $20,000, plus an additional fee for service as a committee chairperson in an amount to be established from time to time by our board of directors, currently anticipated to be $5,000. Additionally, eligible directors are entitled to receive 5,000 shares of our common stock, with twenty-five percent (25%) of such shares vesting immediately upon election to participate in the plan and the remaining shares to vest in increments of 25% each subsequent quarter so long as such director remains a director for the next three quarters.

Valuation of Shares.    The fair market value of Plan Shares will be determined according to the closing price of a share of our common stock on a national securities exchange designated by our board of directors.

Corporate Changes.    If certain corporate changes, such as a stock split, recapitalization or merger of our company with another entity, take place, our board of directors has the authority to make adjustments to reflect such change in the number and class of shares reserved for issuance under the plan.

Amendment and Termination.    Our board of directors may at any time amend, terminate or suspend the plan in whole or in part, but no amendment to the plan will be effective without stockholder approval if such approval is required by law or under the rules of such stock exchange or automated quotation system on which our common stock is listed or quoted. Unless sooner terminated, the plan will terminate on May 1, 2015.

Employment Agreement

We have entered into employment agreements with each of our executive officers. Under these agreements, our chief executive officer is employed for three years and each of our other executive officers is employed for three years. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to a conviction or plea of guilty to a felony, negligence or dishonesty to our detriment and failure to perform agreed duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment upon one-month written notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause by giving a three-month advance written notice to the executive officer. If we terminate the employment without cause, the executive officer will be entitled to a severance payment of up to three months of his or her then base salary, depending on the length of such officer’s employment with us.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, technical data, trade secrets and know-how of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, received by us. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, while employed by us and for a period of one year following the termination or expiration of the employment agreement,

•	approach our clients, customers or contacts or other persons or entities, and not to interfere with the business relationship between us and such persons and/or entities;

•	assume employment with or provide services as a director for any of our competitors, or engage in any business which is in direct or indirect competition with our business; or

•	solicit the services of any of our employees.

Indemnification

Under Sections 78.751 and 78.752 of the Nevada Revised Statutes, we have broad powers to indemnify and insure our directors and officers against liabilities they may incur in their capacities as such. Our Amended and

Restated Bylaws implement the indemnification and insurance provisions permitted by Chapter 78 of the Nevada Revised Statutes by providing that:

•	We must indemnify our directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes and may, if and to the extent authorized by our board of directors, so indemnify our officers and any other person whom we have power to indemnify against liability, reasonable expense or other matter whatsoever.

•	We may at the discretion of its board of director purchase and maintain insurance on behalf of our company and any person whom we have power to indemnify pursuant to law, our articles of incorporation, our bylaws or otherwise.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s directors and officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also have entered into indemnification agreements with our executive officers and directors and provide indemnity insurance pursuant to which directors and officers are indemnified or insured against liability or loss under certain circumstances that may include liability, or related loss under the Securities Act and the Exchange Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The indemnity provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shenzhen BAK has several outstanding short term bank loans and bills payable to (i) Agricultural Bank of China (Longgang Branch), (ii) Shenzhen Commercial Bank (Shuibei Branch), (iii) Shenzhen Development Bank (Longgang Branch) and (iv) China Minsheng Bank (Binhai/Shenzhen Branches) respectively, the proceeds of which were used primarily to fund the operations of our manufacturing facility located at the BAK Industrial Park and for general working capital requirements. At September 30, 2005, we had aggregate amounts due and payable under these debt arrangements of $69.1 million, including short-term bank loans of $39.5 million and bills payable of $29.6 million. The debt arrangements bear interest at rates ranging from 5.022% to 6.138% and have maturity dates ranging from six to twelve months. This indebtedness is generally guaranteed by BAK International, by Xiangqian Li, our director, Chairman of the Board, President and Chief Executive Officer, and by Jilin Provincial Huaruan Technology Company Limited by Shares, a PRC company (“Huaruan Technology”). Mr. Li has also pledged 19,053,887 of his 21,233,437 shares of our common stock to secure certain of our indebtedness. Mr. Li is the controlling shareholder and an executive officer of Huaruan Technology. The indebtedness to Shenzhen Commercial Bank is guaranteed by Mr. Li and by an unaffiliated third party guarantor. None of Mr. Li, Huaruan Technology or the third party guarantor received or is entitled to receive any consideration for the above referenced guarantees, and we are not independently obligated to indemnify any of those guarantors for any amounts paid by them pursuant to any guarantee.

On October 18, 2003, we acquired intangible assets, including a patent and other patent rights, from Huaruan Technology, an entity controlled by Xiangqian Li, our President and Chief Executive Officer. The total consideration paid to Huaruan Technology was $3.87 million. The consideration paid to Huaruan Technology in excess of the President’s carrying cost was charged to retained earnings as a distribution to the President.

On September 30, 2004, BAK Battery entered into a Financial Advisory Agreement with HFG International, Ltd., a Hong Kong corporation, pursuant to which HFG International agreed to provide BAK Battery with consulting help in implementing an organizational structure that would facilitate accessing the capital markets of the United States. In consideration for these services, HFG International was paid a fee of $400,000 in conjunction with the consummation of BAK Battery’s private placement on January 20, 2005. Timothy P. Halter, our former Chief Executive Officer, is the principal shareholder and an executive officer of HFG International. We believe the agreement was on terms at least as favorable to BAK Battery as those that could have been negotiated with an unaffiliated party providing similar services.

On June 10, 2004, we issued 99,858 shares of our $ 0.001 par value common stock to Harry Miller, our former President and Chief Executive Officer, in full settlement of a debt in the amount of $49,929 that we owed to Mr. Miller. The price of the transaction was $0.50 per share. The last reported sale price for shares of our common stock prior to that issuance was $0.50 per share.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2006 by:

•	each person known to us to own beneficially 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The calculations in the table below assume that there are 48,885,896 shares of common stock outstanding as of August 31, 2006. This table, however, does not include any shares of common stock that we may issue upon exercise of outstanding options to purchase common stock and warrants to purchase common stock. Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2006 and restricted shares of common stock issued to that person that would vest within 60 days of June 30, 2006, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholders’ name.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Directors and Executive Officers:
Xiangqian Li(1)	21,233,437	43.4%
Yongbin Han(2)	312,256	*
Huanyu Mao(3)	249,805	*
Richard B. Goodner(4)	2,500	*
Joseph R. Mannes(5)	2,500	*
Jay J. Shi(6)	2,500	*
Yanlong Zou(7)	124,903	*
Shuquan Zhang(8)	132,709	*
Houde Liu(9)	—	—
All directors and executive officers as a group	22,060,610	45.1%

*	Denotes less than 1% of the outstanding shares of common stock
(1)

Mr. Li’s address is c/o China BAK Battery, Inc., BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China. Mr. Li is a party to an escrow agreement under which he agreed to place 2,179,550 shares of his common stock into escrow for the benefit of certain stockholders in the event we fail to satisfy certain “performance thresholds”, as defined in the Escrow Agreement. Our previously reported net income for the fiscal year ended September 30, 2005 exceeded the “performance threshold” for such period; accordingly, 1,089,775 of the shares placed in escrow by Mr. Li were released to Mr. Li. The balance of such shares would be released if we meets certain performance thresholds for the year ending September 30, 2006. Because the recognition of a compensation charge in this connection would cause our net income for fiscal 2005 to fall below $12 million and therefore entitle the investors to the shares released, Mr. Li has undertaken to transfer to those investors the shares that were released to him. Mr. Li is also a party to a lock-up agreement under which he has agreed, except for distributions of his shares of common stock required under the escrow agreement, not to transfer his common stock for a period commencing January 20, 2005 and ending 12 months after the date our common stock is listed on either the Nasdaq Stock Market or another national stock exchange or quotation medium. Mr. Li is also a party to a pledge agreement under which he agreed to pledge 19,110,093 of his shares of our common stock to Shenzhen Development Bank (Longgang Branch) as collateral for a comprehensive credit facility of Shenzhen BAK.

(2)	Mr. Han’s address is c/o China BAK Battery, Inc., BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.
(3)	Dr. Mao’s address is c/o China BAK Battery, Inc., BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.
(4)	Mr. Goodner’s address is 6608 Emerald Drive, Colleyville, Texas 76034, United States.
(5)	Mr. Mannes’s address is c/o SAMCO Capital Markets, Inc., 1700 Pacific, Suite 2000, Dallas, Texas 75201, United States.
(6)	Mr. Shi’s address is 12 Marian Road, Acton, Massachusetts 01710, United States.
(7)	Mr. Zou’s address is c/o China BAK Battery, Inc., BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.
(8)	Mr. Zhang’s address is c/o China BAK Battery, Inc., BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.
(9)	Mr. Liu’s address is c/o China BAK Battery, Inc., BAK Industrial Park, No. 1 BAK Street, Kuichong Town, Longgang District, Shenzhen 518119, People’s Republic of China.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders and for each selling stockholder the number of shares of common stock beneficially owned as of September 30, 2006, and the number of shares being registered. Except as otherwise indicated in the footnotes to the below table, each selling stockholder acquired its securities either through the share exchange that occurred on January 20, 2005 or from our private placement of securities completed on September 16, 2005. Furthermore, except as set forth in the footnotes below, none of the selling stockholders has held a position as an officer or director of our company, nor has any selling stockholder had a material relationship of any kind with our company. All information with respect to share ownership has been furnished by the selling stockholders. The shares being offered are being registered to permit public secondary trading of the shares and each selling stockholder may offer all or part of the shares owned for resale from time to time. A selling stockholder is under no obligation, however, to sell any shares immediately pursuant to this prospectus, nor is a selling stockholder obligated to sell all or any portion of the shares at any time. Therefore, no estimate can be given as to the number of shares of common stock that will be sold pursuant to this prospectus or the number of shares that will be owned by the selling stockholders upon termination of the offering made hereby. We will file a supplement to this prospectus to name successors to any named selling stockholders who are able to use this prospectus to resell the securities registered hereby.

Selling Stockholders	Shares of Common Stock Beneficially Owned(1), (2)	Percent of Common Stock(3)	Shares of Common Stock to be Registered	Percent of Common Stock After Completion of Offering(3)
Atlas Advantage Master Fund, L.P.(4)	222,333	*	137,122	*
Atlas Capital ID Fund, L.P.(4)	6,294	*	3,870	*
Atlas Capital Master Fund, L.P.(4)	330,745	*	203,284	*
Atlas Capital Offshore Exempt Fund, L.P.(4)	231,246	*	139,411	*
Atlas Capital (Q.P.), L.P.(4)	99,606	*	61,313	*
BFS US Special Opportunities Trust PLC(5)	100,000	*	100,000	0%
Brady Retirement Fund LP(6)	32,900	*	32,900	0%
Diamond Opportunity Fund, LLC(7)	7,100	*	7,100	0%
Geary Partners(6)	89,300	*	89,300	0%
Global Hunter Securities, LLC(8)	126,398	*	126,398	*
John E. Lee	400,000	*	400,000	0%
Pinnacle China Fund, L.P.(9)	1,528,513	3.1%	900,000	1.3%
Precept Capital Master Fund, G.P.(10)	80,000	*	80,000	0%
Presidio Partners(6)	112,800	*	112,800	0%
Renaissance US Growth Investment Trust PLC(5)	100,000	*	100,000	0%
Roth Capital Partners, LLC(11)	505,591	1.0%	505,591	0%
Sandor Capital Master Fund, L.P.(12)	300,000	*	300,000	0%
Sherleigh Associates Inc. Profit Sharing Plan(13)	153,300	*	153,300	0%
Southwell Partners, L.P.(14)	605,794	1.2%	540,000	*
The Pinnacle Fund, L.P.(15)	2,400,100	4.9%	2,400,000	*
Westpark Capital, L.P.(16)	775,400	1.5%	300,000	1.0%
Whitebox Intermarket Partners L.P.(17)	200,000	*	200,000	0%
WS Opportunity Fund, L.P.(18)	7,800	*	7,800	0%
WS Opportunity Fund (QP), L.P.(18)	4,700	*	4,700	0%
WS Opportunity Fund International, Ltd.(18)	13,130	*	13,130	0%
Adam Carpenter	2,500	*	2,500	*
Ann T. Garrett	2,300	*	2,300	*
Baicheng Zhou	124,903	*	124,903	*
David Moy	152,904	*	80,945	*
David Ofman	8,931	*	8,931	*
Donna H. Dodson	12,648	*	12,648	*
Feng Li	67,135	*	67,135	*
Fenghua Li	2,136,017	4.4%	2,136,017	*

Selling Stockholders	Shares of Common Stock Beneficially Owned(1), (2)	Percent of Common Stock(3)	Shares of Common Stock to be Registered	Percent of Common Stock After Completion of Offering(3)
Gary Evans	514,362	1.1%	514,362	*
Ge Shao	9,368	*	9,368	*
Halter Financial Group, Inc(19)	55,000	*	55,000	*
Harold E. Gear	32,000	*	25,295	*
James B. & Pauline Lisle	2,030	*	2,030	*
Jiajun Huang	124,903	*	124,903	*
Jimin Li	343,482	*	343,482	*
Jinghui Wang	2,000,035	4.1%	2,000,035	*
John B. Trescot	3,000	*	3,000	*
John H. Trescot, Jr.	11,000	*	11,000	*
Kelly Fraser	12,707	*	12,707	*
Kevin Halter, Jr.	27,783	*	27,783	*
Lake Street Fund, LP(20)	23,686	*	23,686	*
Leong Sing Lye	8,777	*	8,777	*
Mark Desalvo	18,884	*	18,884	*
Ray Chapman	50,591	*	50,591	*
Richard Macdermott	2,177	*	2,177	*
Robert G. & Judith T. Rader	2,559	*	2,559	*
Robert O. McDonald	20,000	*	20,000	*
Sandeep G. Aggarwal/prof. Corp.(21)	11,118	*	10,118	*
Scott Hood	7,943	*	7,943	*
Shumin Li	312,256	*	312,256	*
Si Zhang	25,591	*	25,591	*
Steve Tobias	5,059	*	5,059	*
Ying Wang	2,231,960	4.6%	911,545	2.7%
Yunqing Lin	7,806	*	7,806	*
Yuxin Zhang	74,942	*	74,942	*

*	Denotes less than 1% of the outstanding shares of common stock.
(1)	On September 30, 2006, there were 48,885,896 shares of common stock outstanding and no issued and outstanding preferred stock. All of the shares of common stock being registered pursuant to this registration statement are being registered on behalf of the selling stockholders and were outstanding prior to the filing of this registration statement except for the shares purchasable by Global Hunter Securities, LLC and Roth Capital Partners, LLC upon exercise of their respective warrants as described below in notes 8 and 11. Following the offering, assuming that Global Hunter Securities, LLC and Roth Capital Partners, LLC do not exercise their respective warrants, there will be 48,885,896 shares of common stock outstanding and no issued and outstanding preferred stock.
(2)	Under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) the voting power, which includes the power to vote or direct the voting of the security, or (b) the investment power, which includes the power to dispose, or direct the disposition, of the security, in each case irrespective of the person’s economic interest in the security. Under these SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of another security. None of the selling stockholders who are not natural persons are reporting companies under the Securities Exchange Act of 1934.
(3)

Except for the shares purchasable by Global Hunter Securities, LLC and Roth Capital Partners, LLC upon exercise of their respective warrants as described below in notes 8 and 11, assumes that each selling stockholder sells all of the shares of stock, the offer and sale of which is registered pursuant to the registration statement of which this prospectus is a part. In determining the percent of common stock owned by a person on September 30, 2006, (a) the numerator is the number of shares of common stock beneficially owned by the person, including shares the beneficial ownership of which may be acquired within 60 days upon the exercise of options or warrants or conversion of convertible securities, and (b) the denominator is the total of (i) the 48,885,896 shares in the aggregate of common stock outstanding on August 31, 2006, and (ii) any shares of common stock which the person has the right to acquire within 60 days upon the exercise of options or warrants or conversion of convertible securities. Neither the numerator nor the denominator includes shares which may be issued upon the exercise of any other options or warrants or the conversion of any other convertible securities. For purposes of this selling stockholders table, the calculation for determining the percent of common stock owned by a person after completion of the offering is the same, and assumes that no new shares of common stock will be issued by us prior to the completion of the offering.

(4)	Robert H. Alpert has sole voting and investment control over the securities held by Atlas Capital Master Fund, L.P., Atlas Capital Offshore Exempt Fund, L.P. and Atlas Capital (Q.P.), L.P., Atlas Advantage Master Fund, L.P. and Atlas Capital ID Fund, L.P.
(5)	Russell Cleveland has sole voting and investment control over the securities held by BFS US Special Opportunities Trust PLC and Renaissance US Growth Investment Trust PLC.
(6)	William J. Brady has sole voting and investment control over the securities held by Brady Retirement Fund LP., Presidio Partners and Geary Partners.
(7)	David Hokin, Rob Rubin and Richard Marks, in their capacities as Manager and Managing Directors, respectively, of Diamond Opportunity Fund, LLC, have the shared power to vote and dispose of the shares owned by Diamond Opportunity Fund, LLC. Messrs. Hokin, Rubin and Marks disclaim beneficial ownership of these shares.
(8)	Represents 126,398 shares of common stock issuable upon exercise of a warrant to purchase common stock held by Global Hunter Securities, LLC with an exercise price of $7.92 per share and exercisable during a period beginning on September 16, 2005 and expiring September 16, 2008. The warrant was issued to Global Hunter Securities, LLC as part of the fee we paid to Global Hunter Securities, LLC in connection with our private placement of 7,899,863 shares of our common stock that are covered by this prospectus. David O. Conwill has sole voting and investment control over the securities held by Global Hunter Securities, LLC.
(9)	Barry M. Kitt has sole voting and investment control over the securities held by Pinnacle China Fund, L.P.
(10)	D. Blair Baker has sole voting and investment control over the securities held by Precept Capital Master Fund, G.P.
(11)	Represents 505,591 shares of common stock issuable upon exercise of a warrant to purchase common stock held by Roth Capital Partners, LLC with an exercise price of $7.92 per share and exercisable during a period beginning on September 16, 2005 and expiring September 16, 2008. The warrant was issued to Roth Capital Partners, LLC as part of the fee we paid to Roth Capital Partners, LLC for acting as placement agent in our private placement of 7,899,863 shares of our common stock that are covered by this prospectus. Byron Roth, the chief executive officer, and Gordon Roth, the chief financial officer, share voting and investment control over the securities held by Roth Capital Partners, LLC.
(12)	John S. Lemak, the general partner of Sandor Capital Master Fund, L.P., is an affiliate of a broker-dealer. Sandor Capital Master Fund, L.P. purchased the shares in the ordinary course of business and had no agreements or understanding, directly or indirectly, with any person to distribute the shares at the time of purchase. John S. Lemak has sole voting and investment control over the securities held by Sandor Capital Master Fund, L.P.
(13)	Jack Silver has sole voting and investment control over the securities held by Sherleigh Associates, Inc. Profit Sharing Plan.
(14)	Wilson S. Jaeggli has sole voting and investment control over the securities held by Southwell Partners, L.P.
(15)	Barry M. Kitt has sole voting and investment control over the securities held by The Pinnacle Fund, L.P.
(16)	Represents (a) 505,908 shares of common stock issued to Westpark Capital, L.P. pursuant to CBBI’s stock exchange transaction on January 20, 2005, prior to the consummation of the private placement on September 16, 2005 and (b) 300,000 shares of common stock acquired by Westpark Capital, L.P. in the private placement consummated on September 16, 2005. Patrick J. Brosnahan has sole voting and investment control over the securities held by Westpark Capital, L.P.

(17)	Andrew Redleaf has sole voting and investment control over the securities held by Whitebox Intermarket Partners L.P.
(18)	Patrick Walker, G. Stacy Smith and Reid S. Walker have shared voting and investment control over the securities held by WS Opportunity Fund, L.P., WS Opportunity Fund (QP), L.P. and WS Opportunity Fund International, Ltd.
(19)	The shares held by Halter Financial Group, Inc. were acquired in June 2004 in a private purchase transaction with Harry Miller, the former controlling stockholder of the company. Timothy P. Halter, the sole officer and director of Halter Financial Group, Inc., served as our sole officer and director from June 2004 through January 20, 2005. Mr. Halter also exercises sole investment and voting control over the securities held by Halter Financial Group.
(20)	Scott Hood and Fred Astman have shared voting and investment control over the securities held by Lake Street Fund, LP.
(21)	Sandeep G. Aggarwal has sole voting and investment control over the securities held by Sandeep G. Aggarwal/Prof. Corp.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital stock consists of 100,000,000 shares of our common stock, with a par value of $0.001 per share. As of September 30, 2006, we had 48,885,896 shares of common stock outstanding, excluding the common stock issuable upon exercise of our outstanding warrants and options. As of August 31, 2006, we had approximately 64 record holders of our capital stock and approximately 1,400 beneficial owners of our common stock. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters coming before the stockholders for a vote. Our articles of incorporation do not permit cumulative voting for the election of directors, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose; in such event, the holders of the remaining shares will not be able to elect any of our directors. Likewise, our articles of incorporation do not vary the size of the vote necessary for the stockholders to act on various matters from the size of the vote required by Nevada law, which requires an action by the stockholders on a matter other than the election of directors to be approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. The directors of a Nevada corporation are elected at the annual meeting of the stockholders by a plurality of the votes cast at the election. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors. Our board of directors has never declared a dividend or otherwise authorized any cash or other distribution with respect to the shares of our common stock and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into dollars or other hard currency and other regulatory restrictions. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors. All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation and by-laws contain certain provisions that may have the effect of entrenching our existing board members, delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

These provisions include:

Special Meetings of Shareholders

Our articles of incorporation provide that special meetings of the stockholders can only be called by our president, or the board of directors, or the president or secretary at the written request of our stockholders holding not less than 10% of all the issued and outstanding stock.

Advance Notice Procedures

Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders. At an annual meeting, our stockholders elect a board of directors and transact such other business as may properly be brought before the meeting. By contrast, at a special meeting, our stockholders may transact only the business for the purposes specified in the notice of the meeting unless all of our stockholders entitled to vote are present at the special meeting and consent.

Contracts and Transactions with Interested Directors

We may enter into a contract or a transaction with an entity in which our directors have a financial interest only if (i) such relationship has been disclosed to our board of directors or the committee, and our board of directors or the committee in good faith authorizes the contract or the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such relationship has been disclosed to our stockholders, and our stockholders have approved in good faith the contract or the transaction; or (iii) the contract or transaction was fair to us at the time it was entered into and is later duly authorized, approved or ratified by our board of directors, the committee or stockholders.

Amendment of By-laws

Our by-laws may be amended by our board of directors alone.

Authorized but Unissued Shares

Our board of directors may cause us to issue our authorized but unissued shares of common stock in the future without stockholders’ approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-Takeover Effects of Nevada Law

We are subject to the “business combination” provisions of Sections 78.411 to 78.444 of Nevada’s Combinations with Interested Stockholders statute. In general, such provisions prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder:

•	for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or

•	after the expiration of the three-year period, unless:

•	the transaction is approved by the board of directors or a majority of the voting power held by disinterested stockholders, or

•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (ii) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) 10% or more of the earning power or net income of the corporation. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada’s Acquisition of Controlling Interest statute (NRS Sections 78.378-78.3793) applies only to Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. As of the date of this prospectus, we do not believe we have 100 stockholders of record who are residents of Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not apply to us.

The Acquisition of Controlling Interest statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Acquisition of Controlling Interest statute also provides that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

Transfer Agent

Our transfer agent is Securities Transfer Corporation, 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have 48,885,896 shares of common stock outstanding, assuming (1) no exercise of any options outstanding as of June 30, 2006. All shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 701 or meet the safe harbor qualifications under Rule 144 under the Securities Act as summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal 488,859 approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

Stock Options

We are authorized to grant options to our employees, non-employee directors and advisors options to purchase up to 4,000,000 shares of our common stock under our 2005 stock option plan. As of September 30, 2006, options to purchase an aggregate of 400,000 shares of common stock were outstanding and 3,600,000 shares of common stock remain reserved for issuance under the plan.

Registration Rights

This registration statement containing this prospectus is filed for certain shares of our common stock that are subject to a registration rights agreement that we entered into with institutional investors who purchased our common stock in the private placement in September 2005. Under this agreement, we must (1) register the shares held by these institutional investors and use our reasonable best efforts to cause a registration statement to be effective in respect of such shares as soon as possible, and (2) keep the registration statement continuously effective until the date that is five years after its effective date, or if earlier, such time as all of the shares covered by the registration statement have been sold to the public by these institutional investors.

On March 29, 2006, we filed with the SEC a registration statement on Form SB-2, as amended, registering the resale of 8,531,852 shares of our common stock by selling stockholders pursuant to the registration rights agreement. These shares include 7,899,863 then outstanding shares and 631,989 shares of common stock issuable upon exercise of the then outstanding warrants. On the same date, we filed with the SEC another registration statement on Form SB-2, as amended, registering the resale of 12,626,264 shares of our common stock by certain selling stockholders. These registration statements were declared effective by the SEC. On August 4, 2006, we filed post-effective amendments to these registration statements to terminate the offering of securities pursuant thereto because we determined that the financial statements that they contain should no longer be relied upon. These post-effective amendments were declared by the SEC on August 15, 2006.

Under the registration rights agreement, if a registration statement filed pursuant thereto ceases for any reason to be effective after its effective date to cover the resale of securities for more than 30 trading days we will be liable to pay partial liquidated damages equal to 1.0% of the aggregate investment amount paid by the holders for their shares, and on each monthly anniversary thereafter until the default is cured, an additional 1.5%. As there is no effective registration statement on September 26, 2006 for the shares held by those selling shareholders, we are liable to those selling shareholders for $241,232 in liquidated damages. For each month thereafter, we will be liable for an additional $361,847 in the absence of an effective registration statement.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the Securities and Exchange Commission;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of our common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of our common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Securities and Exchange Commission. If a selling stockholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the shares of our common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon by Schreck Brignone.

EXPERTS

The consolidated financial statements of China BAK Battery, Inc. as of September 30, 2004 and 2005, and for each of the years in the three-year period ended September 30, 2005, have been included herein in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the common stock to be sold by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. In addition, we file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We intend to provide our stockholders with annual reports containing, among other information, financial statements audited by an independent public accounting firm and we intend to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We also intend to furnish other reports as we may determine or as required by law.

CHINA BAK BATTERY, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

China BAK Battery, Inc.:

We have audited the accompanying consolidated balance sheets of China BAK Battery, Inc. and subsidiaries as of September 30, 2004 and 2005, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China BAK Battery, Inc. and subsidiaries as of September 30, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China

October 10, 2006

China BAK Battery, Inc. and subsidiaries

Consolidated balance sheets

As of September 30, 2004 and 2005

(In US$)

	Note	2004	2005
Assets
Current assets
Cash and cash equivalents		$3,212,176	$33,055,784
Pledged deposits	3	7,120,069	19,392,280
Trade accounts receivable, net	4	21,017,683	43,863,782
Inventories	5	29,535,985	21,696,226
Prepayments and other receivables	6	1,556,617	2,155,570

Total current assets		62,442,530	120,163,642

Property, plant and equipment, net	8, 18	41,706,010	65,751,208
Lease prepayments, net	9	4,002,586	3,154,799
Intangible assets, net	10	58,362	53,379
Amounts due from related parties	19(ii)	911,093	271,873
Deferred tax assets	7(b)	34,284	91,294

Total assets		$109,154,865	$189,486,195

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Consolidated balance sheets—(continued)

As of September 30, 2004 and 2005

(In US$)

	Note	2004	2005
Liabilities
Current liabilities
Short-term bank loans	11	$29,116,478	$39,545,230
Accounts and bills payable		40,113,362	45,118,786
Accrued expenses and other payables	12	19,419,945	14,279,591

Total current liabilities		88,649,785	98,943,607
Deferred tax liabilities	7(b)	75,394	233,445

Total liabilities		88,725,179	99,177,052

Commitments and contingencies	18

Shareholders’ equity
Ordinary shares $ 0.001 par value; 100,000,000 authorized; 31,225,642 and 48,878,396 issued and outstanding as of September 30, 2004 and 2005 respectively	13	31,226	48,878
Additional paid-in-capital		12,052,845	67,415,501
Statutory reserves	22	1,724,246	3,034,141
Retained earnings		6,621,539	18,805,368
Accumulated other comprehensive (loss) / income		(170)	1,005,255

Total shareholders’ equity		20,429,686	90,309,143

Total liabilities and shareholders’ equity		$109,154,865	$189,486,195

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Consolidated statements of income and comprehensive income

For the years ended September 30, 2003, 2004 and 2005

(In US$)

	Note	2003	2004	2005
Net revenues	21	$20,045,496	$63,746,202	$101,921,583
Cost of revenues	8, 16	(14,534,988)	(50,293,766)	(76,046,927)

Gross profit		5,510,508	13,452,436	25,874,656

Operating expenses:
Research and development costs		(116,789)	(328,779)	(541,735)
Sales and marketing expenses	8, 16	(439,906)	(1,804,705)	(3,854,490)
General and administrative expenses	8, 16	(1,140,680)	(2,546,434)	(5,994,600)

Total operating expenses		(1,697,375)	(4,679,918)	(10,390,825)

Operating income		3,813,133	8,772,518	15,483,831
Finance costs, net	15	(120,803)	(454,263)	(845,327)
Other expenses		(3,310)	(9,685)	(490,018)

Income before income taxes		3,689,020	8,308,570	14,148,486
Income taxes	7(a)	15,065	(506,632)	(651,938)

Net income		$3,704,085	$7,801,938	$13,496,548

Other comprehensive (loss) / income
—Foreign currency translation adjustment		(52)	(118)	1,005,425

Comprehensive income		$3,704,033	$7,801,820	$14,501,973

Net income per share:
—Basic	14	$0.12	$0.25	$0.35

—Diluted	14	$0.12	$0.25	$0.35

Weighted average number of ordinary shares:
—Basic	14	31,225,642	31,225,642	38,288,874

—Diluted	14	31,225,642	31,225,642	38,408,625

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Consolidated statements of shareholders’ equity

For the years ended September 30, 2003, 2004 and 2005

(In US$)

	Note	Ordinary shares		Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income/(loss)	Total shareholders’ equity
		Number of shares	amount
Balance as of October 1, 2002		31,225,642	$31,226	$1,176,927	$107,585	$598,265	$—	$1,914,003
Net income		—	—	—	—	3,704,085	—	3,704,085
Appropriation to statutory reserves		—	—	—	543,998	(543,998)	—	—
Foreign currency translation adjustment		—	—	—	—	—	(52)	(52)

Balance as of September 30, 2003		31,225,642	31,226	1,176,927	651,583	3,758,352	(52)	5,618,036
Capital contributions from shareholders	13	—	—	10,875,918	—	—	—	10,875,918
Net income		—	—	—	—	7,801,938	—	7,801,938
Appropriation to statutory reserves		—	—	—	1,072,663	(1,072,663)	—	—
Deemed distribution to the then controlling shareholder—payment for intangible assets	19	—	—	—	—	(3,866,088)	—	(3,866,088)
Foreign currency translation adjustment		—	—	—	—	—	(118)	(118)

Balance as of September 30, 2004		31,225,642	31,226	12,052,845	1,724,246	6,621,539	(170)	20,429,686
Net income		—	—	—	—	13,496,548	—	13,496,548
Reverse acquisition	1	1,152,458	1,152	—	—	(2,824)	—	(1,672)
Issuance of ordinary shares, net of transaction costs of 5,070,091	13	16,500,296	16,500	55,362,656	—	—	—	55,379,156
Appropriation to statutory reserves		—	—	—	1,309,895	(1,309,895)	—	—
Foreign currency translation adjustment		—	—	—	—	—	1,005,425	1,005,425

Balance as of September 30, 2005		48,878,396	$48,878	$67,415,501	$3,034,141	$18,805,368	$1,005,255	$90,309,143

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Consolidated statements of cash flows

For the years ended September 30, 2003, 2004 and 2005

(In US$)

	2003	2004	2005
Cash flow from operating activities
Net income	$3,704,085	$7,801,938	$13,496,548
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	379,551	1,758,476	3,580,791
Bad debt expense	449,755	326,990	769,807
Deferred income taxes	(15,065)	56,177	98,288
Changes in operating assets and liabilities:
Trade accounts receivable	(5,831,368)	(14,561,780)	(23,675,275)
Inventories	(6,908,083)	(21,542,204)	7,839,759
Prepayments and other receivables	(1,068,410)	69,451	(572,594)
Accounts and bills payable	10,845,330	28,850,284	5,005,424
Accrued expenses and other payables	1,394,518	833,485	1,471,678

Net cash provided by operating activities	2,950,313	3,592,817	8,014,426

Cash flow from investing activities
Purchases of property, plant and equipment	(4,651,393)	(28,253,804)	(30,593,615)
Purchases of intangible assets	(17,302)	(46,602)	(2,015)

Net cash used in investing activities	$(4,668,695)	$(28,300,406)	$(30,595,630)

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Consolidated statements of cash flows—(continued)

For the years ended September 30, 2003, 2004 and 2005

(In US$)

	2003	2004	2005
Cash flow from financing activities
Proceeds from borrowings	$3,624,411	$43,066,650	$63,011,550
Repayment of borrowings	(507,424)	(17,429,652)	(52,582,798)
Increase in pledged deposits	(820,692)	(6,299,377)	(12,272,211)
Amounts (paid to)/received from related parties	—	(911,093)	639,220
Advances from (repayments to) Changzhou Lihai Investment Consulting Co., Ltd.	—	1,812,316	(1,812,316)
Deemed distribution to shareholder—intangible assets	—	(3,866,088)	—
Proceeds from issuance of capital stock, net	—	10,875,918	55,379,156
Contribution from shareholders acquiring shares of BAK International Limited	—	—	11,500,000
Distribution to shareholders in connection with acquisition of shares of China BAK Battery, Inc.	—	—	(11,500,000)

Net cash provided by financing activities	2,296,295	27,248,674	52,362,601

Effect of exchange rate changes on cash and cash equivalents	—	166	62,211

Net increase in cash and cash equivalents	577,913	2,541,251	29,843,608
Cash and cash equivalents at the beginning of year	93,012	670,925	3,212,176

Cash and cash equivalents at the end of year	$670,925	$3,212,176	$33,055,784

Supplemental disclosure of cash flow information
Cash received during the year for:
Bills receivable discounted to bank	$—	$2,603,314	$11,946,809

Cash paid during the year for:
Bills discounting charges	$—	$111,163	$220,431

Income taxes	$—	$338,912	$487,808

Interest, net of amounts capitalized	$50,618	$427,535	$842,145

See accompanying notes to the consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements

As of September 30, 2003, 2004 and 2005

1. Principal Activities, Basis of Presentation and Organization

Principal Activities

China BAK Battery, Inc. (the “Company” or “China BAK”) was incorporated in the State of Nevada on October 4, 1999 as a limited liability company, as Medina Copy, Inc. The Company changed its name to Medina Coffee, Inc. (“Medina Coffee”) on October 6, 1999 and subsequently changed its name to China BAK Battery, Inc. on February 14, 2005. The Company and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion (known as “Li-ion” or “Li-ion cell”) rechargeable batteries for use in cellular telephones, as well as various other portable electronic applications, including high-power handset telephones, laptop computers, power tools, digital cameras, video camcorders, MP3 players, electric bicycles, hybrid/electric motors, and general industrial applications.

The shares of the Company have been traded in the over-the-counter market through the Over-the-Counter Electronic Bulletin Board since 2005. On May 31, 2006, the Company obtained approval to list its common stock on the National Association of Securities Dealers Automated Quotations stock market, and trading commenced that same date under the symbol “CBAK”.

Basis of Presentation and Organization

As of September 30, 2005, the Company’s subsidiaries consist of: i) BAK International Limited (“BAK International”), a wholly owned limited liability company incorporated in Hong Kong on December 29, 2003 as BATCO International Limited, which changed its name to BAK International Limited on November 3, 2004; ii) Shenzhen BAK Battery Co., Ltd. (“Shenzhen BAK”), a wholly owned limited liability company established on August 3, 2001 in the People’s Republic of China (“PRC”); and iii) BAK Electronics (Shenzhen) Co., Ltd. (“BAK Electronics”) a wholly-owned limited liability company established by BAK International in August 2005 in the PRC.

BAK International, a non-operating holding company that had substantially the same shareholders as Shenzhen BAK, entered into a share swap transaction with Shenzhen BAK on November 6, 2004 for the purpose of the subsequent reverse acquisition of the interest of China BAK as described below. Pursuant to the terms of the transaction, the parties exchanged all outstanding shares of their capital stock for $11.5 million in cash, and as a result, BAK International became the parent company of Shenzhen BAK. Certain shareholders of Shenzhen BAK, representing ownership interests of approximately 1.85%, elected not to acquire shares in BAK International. The non-participating shareholders of Shenzhen BAK sold their right to acquire their proportional ownership interests in BAK International for cash, and the proportionate interests in BAK International to which the non-participating shareholders were entitled were acquired by the transferees. After the share swap transaction between BAK International and the shareholders of Shenzhen BAK was complete, there were 31,225,642 shares of BAK International stock outstanding, exactly the same as the number of shares of capital stock of Shenzhen BAK outstanding immediately prior to the share swap, and the shareholders of BAK International were substantially the same as the shareholders of Shenzhen BAK prior to the share purchases. Consequently, the share purchases between BAK International and the shareholders of Shenzhen BAK have been accounted for as a reverse acquisition of Shenzhen BAK with no adjustment to the historical basis of the assets and liabilities of Shenzhen BAK, and the operations were consolidated as though the transactions occurred as of the beginning of the first accounting period presented in the accompanying consolidated financial statements.

On January 20, 2005, BAK International executed a private placement of its common stock with unrelated investors whereby it issued an aggregate of 8,600,433 shares of common stock for gross proceeds of $17,000,000. In conjunction with this financing, Mr. Li Xiangqian, the Chairman and Chief Executive Officer of the Company agreed to place 2,179,550 shares of the Company’s common stock owned by him into an escrow

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

account, of which 50% are to be released to the investors in the private placement if audited net income of the Group for the fiscal year ended September 30, 2005 is not at least $12,000,000, and the remaining 50% are to be released to investors in the private placement if audited net income of the Group for the fiscal year ending September 30, 2006 is not at least $27,000,000. If the audited net income of the Group for the fiscal years ended September 30, 2005 and 2006 reached the above-mentioned targets, the 2,179,550 shares would be released to Mr. Li Xiangqian (the “Escrow Arrangement”).

Also on January 20, 2005, the Company completed a share swap transaction with the shareholders of BAK International. The swap was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement entered by and among China BAK, BAK International and the shareholders of BAK International on January 20, 2005. Pursuant to the Agreement, the Company issued 39,826,075 shares of common stock, par value $0.001 per share, to the shareholders of BAK International (including 31,225,642 shares to the original shareholders and 8,600,433 shares to new investors), representing approximately 97.2% of the Company’s post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International.

The share swap transaction has been accounted for as a capital-raising transaction of the Company whereby the historical financial statements and operations of Shenzhen BAK are consolidated using historical carrying amounts. The 1,152,458 shares of China BAK outstanding prior to the stock exchange transaction were accounted for at the net book value at the time of the transaction, which was a deficit of $1,672. The accompanying consolidated financial statements reflect the capital-raising transaction of the Company as if the transaction occurred as of the beginning of the first period presented.

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”) or in Hong Kong, the accounting standards used in the places of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

2. Summary of Significant Accounting Policies and Practices

(a) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated on consolidation.

(b) Cash and Cash Equivalents

Cash consists of cash on hand and in banks. The Company considers all highly liquid debt instruments, with initial terms of less than three months to be cash equivalents. As of September 30, 2004 and 2005, there were no cash equivalents.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Bad debt expense is included in the general and administrative expenses.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. To date, the Company has not charged off any balances as it has yet to exhaust all means of collection. The Company does not have any off-balance-sheet credit exposure to its customers, except for outstanding bills receivable discounted with banks (see note 18) that are subject to recourse for non-payment.

(d) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated portion of production overheads.

(e) Investment Securities

The Company classifies its equity securities into trading or available-for-sale. Trading securities are bought and held principally for the purpose of selling them in the near term. All securities not included in trading securities are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the net income. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from net income and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged as an expense to the statement of income and comprehensive income and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization are calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Buildings	30-40 years
Machinery and equipment	5-12 years
Office equipment	5 years
Motor vehicles	8 years
Leasehold improvements	1-5 years

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

Construction in progress represents expenditures in respect of the Company’s new corporate campus, including offices, factories and staff dormitories, under construction. All direct costs relating to the acquisition or construction of the Company’s new corporate campus and equipment, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

(g) Lease Prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

(h) Foreign Currency Transactions and Translation

The reporting currency of the Company is the United States dollar (“US dollar”). Transactions denominated in currencies other than US dollar are translated into US dollar at the average rate for the period. Monetary assets and liabilities denominated in currencies other than US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are recorded in the other expenses in the statements of income and comprehensive income.

The financial records of the Company’s operating subsidiaries are maintained in their local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and income and expenses items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into United States dollars (“$”) has been made at the following exchange rates for the respective years:

September 30, 2005
Balance sheet	RMB 8.0920 to $ 1.00
Statement of income and comprehensive income	RMB 8.2413 to $ 1.00

September 30, 2004
Balance sheet	RMB 8.2769 to $ 1.00
Statement of income and comprehensive income	RMB 8.2767 to $ 1.00

September 30, 2003
Balance sheet	RMB 8.2771 to $ 1.00
Statement of income and comprehensive income	RMB 8.2770 to $ 1.00

Commencing from July 21, 2005, China has adopted a managed floating exchange rate regime based on market demand and supply with reference to a basket of currencies. The exchange rate of the US dollar against the RMB was adjusted from approximately RMB 8.28 per US dollar to approximately RMB 8.11 per US dollar on July 21, 2005. Since then, the PBOC administers and regulates the exchange rate of US dollar against RMB taking into account demand and supply of RMB, as well as domestic and foreign economic and financial conditions.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

(i) Intangible Assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization. The costs of the intangible assets are amortized on a straight-line basis over their estimated useful lives. The respective amortization periods for the intangible assets are as follows:

Trademarks	10 years
Technology	7 years
Software	5 years

(j) Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally determined using the asset’s expected future discounted cash flows or market value, if readily determinable.

(k) Revenue Recognition

The Company recognizes revenue on product sales, including, when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Net sales of products represent the invoiced value of goods, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The Company is subject to VAT which is levied on the majority of Shenzhen BAK’s products at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sales and input VAT is borne by the Company in addition to the invoiced value of purchases to the extent not refunded for export sales. Provision for sales returns are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for sales returns, which is based on historical sales returns data, is the Company’s best estimate of the amounts of goods that will be returned from its customers.

(l) Cost of Revenues

Cost of revenues consists primarily of material costs, employee compensation, depreciation and related expenses, which are directly attributable to the production of products. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income and comprehensive income in the period that includes the enactment date.

(n) Research and Development and Advertising Costs

Research and development costs are expensed as incurred. Research and development costs consist primarily of remuneration for research and development staff, depreciation and maintenance expenses of research and development equipment and material costs for research and development. Advertising cost, included in sales and marketing expenses, amounted to $65,900, $201,200 and $297,998 for the years ended September 30, 2003, 2004 and 2005 respectively.

(o) Bills Payable

Bills payable represent bills issued by financial institutions to the Company’s vendors. The Company’s vendors receive payments from the financial institutions directly upon maturity of the bills and the Company is obliged to repay the face value of the bills to the financial institutions.

(p) Government Grants

Receipts of government grants to encourage research and development activities which are non-refundable are credited to deferred income upon receipt. The Company matches and offsets the government grants with the expenses of the research and development activities as specified in the grant approval document in the corresponding period when such expenses incurred. There were no government grants offset against the research and development costs for the year ended September 30, 2003. Government grants of $120,821 and $60,670 were offset against the research and development costs for the years ended September 30, 2004 and 2005 respectively. Government grants recorded as deferred income amounted to $181,232 and $185,368 as at September 30, 2004 and 2005 respectively.

(q) Share-based Compensation

As permitted by Statements of Financial Accounting Standards (“SFAS”) No.123 “Accounting for Stock-Based Compensation” (“SFAS 123”), the Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations including Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if on the date of grant the market price of the underlying stock exceeded the exercise price. SFAS 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended.

The Company grants share options to officers, employees and consultants to reward for services.

In May 2005, the Board of Directors adopted the China BAK Battery, Inc. 2005 Stock Option Plan (the “Plan”). The Plan authorizes the issuance of up to 4,000,000 shares of the Company’s ordinary shares. The exercise price of the options granted, pursuant to the Plan, must be at least equal to the fair market value of the Company’s ordinary shares at the date of the grant. The Plan will terminate on May 16, 2055.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

Pursuant to the Plan, the Company issued 2,000,000 options with an exercise price of $6.25 per share on May 16, 2005. In accordance with the vesting provisions of the grants, the options will become vested and exercisable under the following schedule:

Numbers of Share	Percentage of Options Issued	Initial Vesting Date
800,000	40%	July 1, 2007
600,000	30%	January 1, 2008
600,000	30%	July 1, 2008

2,000,000	100%

The Company accounts for stock-based compensation in accordance with SFAS 123. As permitted by SFAS 123, the Company continues to measure compensation for such plans using the intrinsic value based method of accounting, prescribed by APB 25. Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for awards consistent with the method of SFAS 123, the Company’s net income and net income per ordinary share would have been adjusted to the pro forma amounts indicated below:

2005
Net income, as reported	$13,496,548
Deduct: total stock-based compensation expenses determined under the fair value, net of related tax effects	(1,068,243)

Pro forma net income	$12,428,305

Net income per share:
As reported—Basic	$0.35

—Diluted	$0.35

Pro-forma—Basic	$0.32

—Diluted	$0.32

The fair value of each option award is estimated on the date of grant using a Black-Scholes Option Valuation Model that uses the assumptions noted in the following table. The expected volatility was based on the historical volatilities of the Company’s listed common stock in the United States and other relevant market data. The Company uses historical data to estimate employee termination within the valuation model. The expected life of options granted is the period between the option grant date and the expected exercise date which is the mid-point of the exercisable date and the expiry date, which represents the period of time that options granted are expected to be outstanding. Since the share options once exercised will primarily trade in the U.S. capital market, the risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	59.85%
Expected dividends	Nil
Expected life	6 years
Risk-free interest rate	4.13%

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

For the years ended September 30, 2003 and 2004, no stock options were granted.

The fair value of share warrants granted to the Company’s financial advisors and other external parties in connection with the share issuance in 2005 (see Note 13) has been recorded within equity as a cost of the offering, and therefore, the issuance of the share warrants does not have any impact on the net income.

(r) Retirement and Other Postretirement Benefits

Contributions to retirement schemes (which are defined contribution plans) are charged to cost of revenues, sales and marketing expenses and general and administrative expenses in the consolidated statements of income and comprehensive income as and when the related employee service is provided.

(s) Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing net income by the sum of the weighted average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. Dilutive potential ordinary shares consist of shares issuable pursuant to the stock options plan and the share warrants issued.

(t) Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of long-lived assets; provisions for inventories; valuation allowances for receivables; and provision for sales returns. Actual results could differ from those estimates.

(u) Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results solely by monthly revenue of Li-ion rechargeable batteries (but not by sub-product type or geographic area) and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”.

(v) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

(w) Recently Issued Accounting Standards

SFAS 151, Inventory Costs—an amendment of ARB No.43

In November 2004, the FASB issued SFAS 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for the Company for inventory costs incurred on or after October 1, 2005. Given the production lines of the Company have generally reached normal capacity and there are no idle production facilities, management does not expect that the adoption of this Statement to have a material effect on the Company’s consolidated financial statements.

SFAS.123 (Revised 2004),—Share-Based Payment

In December 2004, the FASB issued SFAS 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all stock-based payment at grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). This statement replaces SFAS 123 and supersedes APB 25. SFAS 123R is effective for all small business issuers for all interim periods beginning after December 15, 2005. As such, the Company is required to adopt the standard at the beginning of the fiscal quarter ended March 31, 2006. Upon adoption of SFAS 123R, the Company expects to record additional annual compensation expense of approximately $2.7 million, based on options outstanding at September 30, 2005.

A compensation charge related to shares potentially earned by Mr Li Xiangqian for the year ending September 30, 2006 pursuant to the Escrow Arrangement, will be recognized to the extent that the 2006 performance threshold is achieved, after consideration of the potential impact of related compensation expense. The compensation charge would be based on the grant date fair value of the shares in accordance with the requirements of SFAS 123R.

FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for us on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

Staff Accounting Bulletin (“SAB”) No. 108

In September 2006, the SEC issued SAB No. 108, which provides guidance on the process of quantifying financial statement misstatements. In SAB No. 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of our financial statements and the related financial statement disclosures. SAB No. 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB No. 108 permits existing public companies to record the cumulative effect in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. We are currently evaluating the impact of adopting SAB No. 108 on our consolidated financial statements.

SFAS 157 Fair Value Measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of adopting SFAS 157 on our consolidated financial statements.

3. Pledged Deposits

Pledged deposits at September 30, 2004 and 2005 consist of the following:

	2004	2005
Pledged deposits with banks for:
General banking facilities	$241,637	$6,426,100
Bills payable	6,878,432	12,966,180

	$7,120,069	$19,392,280

Deposits pledged for general banking facilities as at September 30, 2005 are to be released when the relevant bank loans are repaid upon maturity (see Note 11).

4. Trade Accounts Receivables, net

Trade accounts receivable at September 30, 2004 and 2005 consist of the following:

	2004	2005
Trade accounts receivable	$21,763,923	$44,973,292
Less: Allowance for doubtful accounts	(764,362)	(1,593,538)

	20,999,561	43,379,754
Bills receivable	18,122	484,028

	$21,017,683	$43,863,782

An analysis of the allowance for doubtful accounts for 2003, 2004 and 2005 is as follows:

	2003	2004	2005
Balance at beginning of year	$42,541	$461,982	$764,362
Bad debt expense	419,441	302,380	796,987
Foreign exchange adjustment	—	—	32,189

Balance at end of year	$461,982	$764,362	$1,593,538

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

5. Inventories

Inventories at September 30, 2004 and 2005 consist of the following:

	2004	2005
Raw materials	$9,813,036	$9,323,864
Work-in-progress	1,930,082	2,698,554
Finished goods	17,792,867	9,673,808

	$29,535,985	$21,696,226

A floating charge was levied on the Company’s inventories with carrying value of $954,464 and $7,661,888 as of September 30, 2004 and 2005, respectively, as collateral under certain loan agreements (see Note 11).

6. Prepayments and Other Receivables

	2004	2005
Prepayments for raw materials and others	$1,330,645	$1,588,867
Other receivables	283,937	598,309
Less: Allowance for doubtful accounts	(57,965)	(31,606)

	$1,556,617	$2,155,570

7. Income Taxes

United States Tax

China BAK is subject to United States of America tax law. No provision for income taxes in the United States or elsewhere has been made as China BAK had no taxable income for the years ended September 30, 2003, 2004 and 2005. The statutory tax rate for each of the years ended December 31, 2003, 2004 and 2005 is 35%.

Hong Kong Tax

BAK International is subject to Hong Kong profits tax rate of 17.5%. Management of BAK International has determined that all income and expenses are offshore and not subject to Hong Kong profits tax. As a result, BAK International did not incur any Hong Kong profits tax during the years presented.

PRC Tax

Shenzhen BAK is registered and operates in Shenzhen, the PRC, and is recognized as a “Manufacturing Enterprise Located in Special Economic Zone”. As a result, it is entitled to a preferential enterprise income tax rate of 15%. In accordance with the relevant income tax laws, the profits of Shenzhen BAK are fully exempted from income tax for two years, from the first profit making calendar year of operations after offset of accumulated taxable losses, followed by a 50% exemption for the immediate next three calendar years (“tax holiday”). The tax holiday commenced in 2002, the first calendar year in which Shenzhen BAK had assessable profit, and will end on December 31, 2006.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

In addition, due to the additional capital invested in Shenzhen BAK in 2005, Shenzhen BAK was granted a full tax exemption on 55.88% of its taxable income for calendar years 2005 and 2006, and a 50% tax exemption on 55.88% of its taxable income for calendar years 2007 to 2009.

(a) Income taxes in the consolidated statements of income and comprehensive income

Income taxes consist of:

	2003	2004	2005
Current tax	$—	$450,455	$553,650
Deferred tax	(15,065)	56,177	98,288

	$(15,065)	$506,632	$651,938

Substantially all of the Group’s income before income taxes and related tax expenses are from PRC sources. Actual income tax expenses reported in the consolidated statements of income and comprehensive income differ from the amounts computed by applying the US statutory income tax rate of 35% to income before income tax for the three years ended September 30, 2003, 2004 and 2005 for the following reasons:

	2003	2004	2005
Income before income taxes	$3,689,020	$8,308,570	$14,148,486

Computed “expected” income tax expense at 35%	1,291,157	2,908,000	4,951,970
Foreign tax rate differential	(737,804)	(1,651,077)	(2,742,422)
Non-taxable income	—	(24,629)	(40,630)
Non-deductible expenses	17,274	9,659	121,686
Tax holiday	(585,692)	(735,321)	(1,638,666)

Actual income tax (benefit) / expenses	$(15,065)	$506,632	$651,938

(b) Deferred taxation

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of September 30, 2004 and 2005 are presented below:

	2004	2005
Deferred tax assets
Trade accounts receivable	$11,722	$40,503
Inventories	16,480	12,417
Accrued expenses and other payables	6,082	31,718
Property, plant and equipment	—	6,656

	$34,284	$91,294

Deferred tax liabilities
Property, plant and equipment	$75,394	$233,445

	$75,394	$233,445

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax assets as of September 30, 2004 and 2005 are more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries of approximately $18,938,000 as of September 30, 2005 because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.

8. Property, Plant and Equipment, net

Property, plant and equipment at September 30, 2004 and 2005 consist of the following:

	2004	2005
Buildings	$4,614,149	$31,573,531
Machinery and equipment	14,079,044	19,756,528
Office equipment	304,773	459,408
Motor vehicles	486,480	671,177
Leasehold improvements	305,758	346,118

	19,790,204	52,806,762
Accumulated depreciation and amortization	(2,207,122)	(5,715,375)
Construction in progress	24,122,928	18,659,821

	$41,706,010	$65,751,208

(i) Depreciation and amortization expense is included in the consolidated statements of income and comprehensive income as follows:

	2003	2004	2005
Cost of revenues	$356,795	$1,635,971	$2,906,335
Sales and marketing expenses	3,720	8,603	416,701
General and administrative expenses	18,360	82,584	185,217

	$378,875	$1,727,158	$3,508,253

(ii) Construction in Progress

Construction in progress comprises capital expenditures for construction of the Company’s new corporate campus, including offices, factories and staff dormitories.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

For the years ended September 30, 2004 and 2005, the Company capitalized interest of approximately $545,000 and $1,088,000, respectively, to the cost of construction in progress. No interest was capitalized to the cost of construction in progress for the year ended September 30, 2003 because there was no major construction projects carried out during the year.

(iii) Pledged Property, Plant and Equipment

As of September 30, 2005, machinery and equipment with net book value of $8,221,587 of the Company were pledged as collateral under certain loan arrangements (see Note 11). There was no property, plant and equipment of the Company being pledged as collateral under loan arrangements as of September 30, 2004.

9. Lease Prepayments, net

	2004	2005
Lease prepayments	$4,029,038	$3,246,791
Accumulated amortization	(26,452)	(91,992)

	$4,002,586	$3,154,799

Lease prepayments represent the prepaid land use right. The land on which the Company’s new corporate campus is being constructed is owned by the PRC government. According to the agreement with the local government of Kuichong Township of Longgang District of Shenzhen, the Company is obligated to pay approximately $13.6 per square meter to the local government to obtain the right to use the land for a period of 50 years. According to the preliminary measurement conducted in 2004, total consideration payable by the Company in respect of the land use right amounted to $4,029,038, which was reduced to $3,246,791 in accordance with the results of final measurement by the local government in 2005. As at September 30, 2005, $284,231 has been paid as down payment and the balance of $2,962,560 is still outstanding at September 30, 2005. The local government granted permission to the Company to commence the construction of the new production plant. However, the Company has not yet obtained their certificate of land use right. (see Note 18). The outstanding balance will become due and payable upon the receipt of the certificate of the land use right.

10. Intangible Assets, net

Intangible assets at September 30, 2004 and 2005 consist of the following:

	2004	2005
Trademarks, software and technology	$63,904	$65,919
Less: Accumulated amortization	(5,542)	(12,540)

	$58,362	$53,379

Intangible assets represent the trademarks, computer software and technology used for battery production.

Amortization expenses for these intangible assets were approximately $1,000, $5,000 and $7,000 for the years ended September 30, 2003, 2004 and 2005 respectively. Estimated amortization expense for the next five years is approximately $7,000 each year.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

11. Short-term Bank Loans

The Company obtained several short-term loan facilities from financial institutions in the PRC. These facilities were secured by the Company’s assets with the following carrying values:

	2004	2005
Pledged deposits	$241,637	$6,426,100
Inventories	954,464	7,661,888
Machinery and equipment, net	—	8,221,587

	$1,196,101	$22,309,575

As of September 30, 2004 and 2005, the Company had several short-term bank loans with aggregate outstanding balances of $29,116,478 and $39,545,230 respectively. The loans were primarily obtained for general working capital, carried interest rates ranging from 4.536% to 6.138% per annum, and had maturity dates ranging from 5 to 12 months. Each loan is guaranteed by Mr. Li Xiangqian, Chairmen of the Company, or Jilin Province Huaruan Technology Co., Ltd. (“Huaruan”), a Company owned by Mr. Li Xiangqian, or other non-related parties. Neither Huaruan, Mr. Li Xiangqian nor other non-related parties received any compensation for acting as guarantors.

Certain shares of the Company were pledged by Mr. Li Xiangqian in order to secure these short-term bank loans as at September 30, 2005. In addition, if at any point during the periods of the above mentioned loan facilities: (i) the Company’s total liabilities exceed 70% of its total assets; (ii) the sales revenue declines by 10% from their levels for the prior year; or (iii) the net asset value declines by 10% compared to the same point during the prior year, all outstanding bank loans, including interest and penalties due thereunder, will accelerate and become immediately due and payable. As of September 30, 2005, the Company is in compliance with all of these requirements.

12. Accrued Expenses and Other Payables

Accrued expenses and other payables at September 30, 2004 and 2005 consist of the following:

	Notes	2004	2005
Land use rights payable		$3,750,756	$2,962,560
Construction costs payable		6,347,846	5,241,883
Equipment purchases payable		4,229,284	2,295,083
Customer deposits	(a)	369,390	655,065
Other payables and accruals	(b)	4,722,669	2,458,072
Staff and workers’ welfare and bonus fund		—	666,928

		$19,419,945	$14,279,591

(a)	Customer deposits were received from customers in connection with orders of products to be delivered in future periods.
(b)	Other payables and accruals included deferred income from receipts of government grants amounting to $181,232 and $185,368 at September 30, 2004 and 2005, respectively.

On September 30, 2004, the Company obtained interest-free advances of $1,812,316 from Changzhou Lihai Investment Consulting Co., Ltd. The Company subsequently repaid this amount on October 11, 2004.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

13. Shareholder’s Equity

During the year ended September 30, 2004, the shareholders contributed $10,875,918 in cash to Shenzhen BAK, which has been recorded as an increase to additional paid-in-capital in the consolidated financial statements.

On January 20, 2005, the Company completed a share swap transaction with the shareholders of BAK International, as more fully described in Note 1. Prior to and in connection with the completion of the share swap transaction with BAK International, China BAK sold 8,600,433 shares of its ordinary shares to new investors in a private placement, as more fully described in Note 1.

On September 16, 2005, the Company sold 7,899,863 shares of its common stock to new investors for $43,449,247. The Company granted certain registration rights to such purchasers, including a covenant to file with the Securities and Exchange Commission a registration statement covering their shares. Pursuant to the terms of the registration rights agreement, if the registration statement ceases to be effective and available to the relevant investors at any time prior to the expiration of the registration rights agreement for more than an aggregate of 30 trading days, the Company shall (1) pay to each investor an amount in cash equal to 1.0% of the aggregate investment amount; (2) on each monthly anniversary of the date exceeding the 30 trading days, the Company shall pay to each investor in cash 1.5% of the aggregate investment amount until the registration statement resumes to take effect. The Company also issued warrants to purchase 631,989 shares of its common stock at an exercise price of $7.92 per share, being 110% of the share price as of the grant date, exercisable for three years after the date of issuance, as a fee to its financial advisors and other external parties in connection with this transaction. The grant date fair value of the warrants amounted to $1,630,532 and has been included in the additional paid-in-capital in the accompanying consolidated balance sheets.

14. Earnings per Share

The calculation of basic earnings per share is based on the net income for the year ended September 30, 2005 attributable to equity shareholders of $13,496,548 (2003: $3,704,085; 2004: $7,801,938) and the weighted average number of ordinary shares of 38,288,874 in issue during the year (2003: 31,255,642; 2004: 31,225,642).

The calculation of diluted earnings per share is based on the net income for the year ended September 30, 2005 attributable to equity shareholders of $13,496,548 (2003: $3,704,085; 2004: $7,801,938) and the weighted average number of ordinary shares of 38,408,625 in issue during the year 2005 (2003: 31,225,642; 2004: 31,225,642) after adjusting for the number of dilutive potential ordinary shares of 119,751 under the stock option plan and the share warrants granted to external parties. There are no shares with anti-dilutive effect.

15. Finance Costs, net

Details of finance costs are summarized as follows:

	2003	2004	2005
Total interest cost incurred	$50,618	$972,559	$1,930,054
Less: Interest capitalized	—	(545,024)	(1,087,909)
Interest income	(2,884)	(26,159)	(60,624)
Other	73,069	52,887	63,806

	$120,803	$454,263	$845,327

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

16. Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate of 8% to 9% of employees’ salaries and wages to a defined contribution retirement scheme organized by a state-sponsored social insurance plan in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions charged to expense in the accompanying consolidated statements of income and comprehensive income are presented as follows:

	2003	2004	2005
Cost of revenues	$46,615	$156,743	$421,975
Sales and marketing expenses	2,624	20,422	144,977
General and administrative expenses	6,600	31,679	127,725

	$55,839	$208,844	$694,677

The Company has no other obligation to make payments in respect of retirement benefits of the employees. The state-sponsored retirement plan is responsible for the entire pension obligations payable to all employees.

17. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, pledged deposits, trade accounts receivables, other receivables, short-term bank loans, accounts and bills payable and other payables, approximates their fair values because of the short maturity of these instruments and market rates of interest.

18. Commitments and Contingencies

(i) Capital Commitments

As of September 30, 2004 and 2005, the Company had the following capital commitments:

	2004	2005
For construction of buildings	$4,408,601	$1,062,953

(ii) Operating Lease Commitments

Future minimum lease payments under non-cancellable operating leases as of September 30, 2005 are as follows:

2006	$281,558
2007	72,017
2008	47,716

$401,291

Rental expenses for non-cancellable and cancellable operating leases for the years ended September 30, 2003, 2004 and 2005 were $307,762, $676,462 and $301,186, respectively.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

(iii) Land Use Rights and Property Ownership Certificate

According to relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction, needs to be obtained before construction of a building is commenced. A property ownership certificate shall be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained.

The Company has not yet obtained the land use right certificate relating to the premises occupied by the Company, BAK Industrial Park. However, the Company is in the process of applying to obtain the land use right certificate. The local government of Kuichong Township of Longgang District of Shenzhen has, however, granted permission for Shenzhen BAK to commence the construction of the new production plant.

Management believes that Shenzhen BAK will ultimately be granted a land use right certificate, and that there should be no legal barriers for the Company to obtain a property ownership certificate for the premises presently occupied by the Company in BAK Industrial Park. However, in the event that the Company fails to obtain the land use right certificate relating to BAK Industrial Park, there is a risk that the buildings constructed will need to be vacated as illegitimate constructions and the Company might be subject to penalties and fines. However, management believes that this possibility, while present, is remote.

The Company is not able to insure its manufacturing facilities since it has not yet received its land use right certificate. The Company intends to procure such insurance once it has received the certificate.

(iv) Guarantees

In order to secure the supplies of certain raw materials and upon the request of suppliers, the Company has given guarantee to certain suppliers which are summarized as follows:

	2004	2005
Guaranteed for Shenzhen Tongli—a non-related party	$1,208,183	$3,608,502
Guaranteed for Shenzhen Zhenda—a non-related party	1,208,183	1,235,788

	$2,416,366	$4,844,290

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it is immaterial to the consolidated financial statements. Therefore, no obligations in respect of the above guarantees were recognized as of September 30, 2005.

Shenzhen BAK and Development and Construction (Group) Company Limited By Shares (“Changchun Co., Ltd.”) of Changchun Economic & Technology Development District, entered into a Cross-Guaranty Agreement on February 20, 2004 (the “Agreement”), pursuant to which both parties were obligated to guaranty a specified amount of each other’s indebtedness to specifically identified lending financial institutions.

On December 22, 2004, the guarantees to Changchun Co., Ltd. were terminated and the Company was relieved of all obligations to guaranty any indebtedness of Changchun Co., Ltd. in the future. The termination of the guarantees to Changchun Co., Ltd. in no way affects Changchun Co., Ltd.’s continuing guaranty of the Company’s indebtedness. As of September 30, 2005, Changchun Co., Ltd. had not guaranteed any indebtedness of the Company.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

(v) Outstanding Discounted Bills

From time to time, the Company factors bills receivable to banks. At the time of the factoring, all rights and privileges of holding the receivables are transferred to the banks. The Company removes the asset from its books and records a corresponding expense for the amount of the discount. The Company remains contingently liable on the amount outstanding in the event the bill issuer defaults.

The Company’s outstanding discounted bills at September 30, 2004 and 2005 are summarized as follows:

	2004	2005
Bank acceptance bills	$1,938,812	$3,287,140
Commercial acceptance bills	—	741,473

	$1,938,812	$4,028,613

19. Related Party Transactions

(i) In October 2003, the Company acquired intangible assets from an entity controlled by Mr. Li Xiangqian, the Chairman and the then controlling shareholder of the Company, for $3,866,088, paid in cash. The consideration paid by the Company in excess of the Chairman’s carrying cost of the intangible assets, which was nil, was charged to retained earnings, as a distribution to the Chairman, resulting in the acquired intangible assets being recorded by the Company at the Chairman’s original cost basis.

(ii) Amounts due from related parties in the consolidated balance sheets consist of short term advances made by the Company to a former shareholder. The advances bore no interest, had no formal repayment terms and had been fully repaid on December 14, 2005.

(iii) On September 30, 2004, the Company entered into an agreement with HFG International Ltd. (“HFG”), in which HFG provided financial consulting services to the Company, as described below, for a period of one year for a fee of $400,000. HFG is controlled by a shareholder of the Company.

Under the agreement, HFG provided the Company with, among other things, advice on the development and implementation of a restructuring plan, resulting in an organizational structure that would facilitate the registration of the Company’s securities, assistance to the Company in engaging qualified professionals to facilitate the Company’s plan, assistance in identifying potential merger candidates, assisting in the preparation of the necessary documentation and assistance with solicitation of equity financing.

The fee was paid from the proceeds of the equity capital raised by HFG on behalf of the Company. The fee to HFG was offset against the proceeds from the offerings as a cost of raising capital in 2005. The principal stockholder in HFG was also the former Chief Executive Officer of Medina Coffee, Inc. The Company believed that the fee charged to the Company for the services of HFG was on essentially the same terms as those charged by HFG for financial consulting services performed for HFG’s other clients.

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

20. Significant Concentrations

(a) Customers and Credit Concentrations

The Group had only one customer that individually comprised 10% or more of net revenue for the years ended September 30, 2003, 2004 and 2005, as follows:

	2003		2004		2005
		%		%		%
Shenzhen Yalitong Electronics Ltd.	$3,194,173	16	$1,013,081	2	$8,511,621	8

At September 30, 2003, 2004, and 2005, approximately 18%, 0.49% and 14% of gross trade accounts receivable, respectively, were due from this customer. As a result, a termination in relationship in or a reduction in orders from this customer could have a material impact on the Company’s results of operations and financial condition.

(b) Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and pledged deposits. As of September 30, 2004 and 2005, substantially all of the Company’s cash and cash equivalents and pledged deposits were held by major financial institutions located in the PRC, which management believes are of high credit quality.

21. Segment Information

The Company currently engages in the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion rechargeable batteries for use in a wide array of applications. The Company manufactures five types of Li-ion rechargeable batteries: steel-case cell, aluminium-case cell, battery pack, cylindrical cell and polymer cell. The Company’s products are sold to packing plants operated by third parties primarily for use in mobile phones and other electronic devices. Net revenues for the years ended September 30, 2003, 2004 and 2005 were as follows:

Net revenues by product:

	2003		2004		2005
		%		%		%
Steel-case cell	$19,688,952	98.22	$37,965,857	59.56	$56,964,711	55.89
Aluminium-case cell	271,554	1.36	13,081,861	20.52	23,721,464	23.27
Battery pack	—	—	12,436,140	19.51	20,168,147	19.79
Cylindrical cell	84,990	0.42	262,344	0.41	1,050,900	1.03
Polymer cell	—	—	—	—	16,361	0.02

	$20,045,496	100.00	$63,746,202	100.00	$101,921,583	100.00

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

Net revenues by geographic area:

	2003		2004		2005
		%		%		%
PRC Mainland	$16,367,148	81.65	$43,358,006	68.02	$72,352,373	70.99
Hong Kong, China	2,154,966	10.75	10,517,005	16.50	17,534,684	17.20
The Republic of Turkey	1,021,247	5.09	6,344,286	9.95	7,650,144	7.51
Others	502,135	2.51	3,526,905	5.53	4,384,382	4.30

	$20,045,496	100.00	$63,746,202	100.00	$101,921,583	100.00

22. China BAK Battery, Inc. (Parent Company)

Under PRC regulations, Shenzhen BAK may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, Shenzhen BAK is required to set aside at least 10% of its after-tax net profits each year, if any, to fund the statutory general reserve until the balance of the reserves reaches 50% of its registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of September 30, 2005, additional transfers of $38,265,859 are required before the statutory general reserve reached 50% of the registered capital of Shenzhen BAK. As of 30 September 2005, $3,034,141 has been appropriated from retained earnings and set aside for statutory general reserves by Shenzhen BAK.

As of September 30, 2005, the amount of restricted net assets of Shenzhen BAK, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 3% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in PRC also restrict the transfer of assets on dividends outside the PRC.

The following presents unconsolidated financial information of the parent company only:

Condensed Balance Sheet as of September 30, 2004 and 2005

	2004	2005
Investments in subsidiaries	$—	$90,344,457

Total assets	$—	$90,344,457

Other current liabilities	$(70,919)	$(35,314)

Total liabilities	$(70,919)	$(35,314)

Total shareholders’ deficit/(equity)	$70,919	$(90,309,143)

Total liabilities and shareholders’ deficit/(equity)	$—	$(90,344,457)

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

Condensed Statements of (Loss) Income (For the years ended September 30, 2003, 2004 and 2005)

	2003	2004	2005
General and administrative expenses	$—	$(70,919)	$(31,374)
Investment income	—	—	13,527,922

(Loss)/income before income taxes	—	(70,919)	13,496,548
Income taxes	—	—	—

Net (loss)/Income	$—	$(70,919)	$13,496,548

Condensed Statements of Cash Flows (For the years ended September 30, 2003, 2004 and 2005)

	2003	2004	2005
Cash flow from operating activities
Net (loss)/income	$—	$(70,919)	$13,496,548
Adjustment to reconcile net (loss)/income to net cash used in operating activities:
Investment income	—	—	(13,527,922)
Changes in operating assets and liabilities:
Other liabilities	—	70,919	(35,605)

Net cash used in operating activities	$—	$—	$(66,979)

Cash flow from investing activities
Capital contribution to a wholly owned subsidiary	$—	$—	$(55,312,177)

Net cash used in investing activities	$—	$—	$(55,312,177)

Cash flow from financing activities
Proceeds from issuance of capital stock, net	$—	$—	$55,379,156

Net cash provided by financing activities	$—	$—	$55,379,156

Net increase in cash and cash equivalents	$—	$—	$—
Cash and cash equivalents at the beginning of year	—	—	—

Cash and cash equivalents at the end of year	$—	$—	$—

The details of the Company’s investment in subsidiaries and the net proceeds from issuance of its capital stock are fully described in the consolidated statements of shareholders’ equity, Note 1 and Note 13 to the consolidated financial statements.

23 Subsequent Events

(1)

On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against the Company. The Company has an agreement with A123 Systems, Inc., under which the Company agrees to manufacture products for A123 Systems, Inc. according to the specifications furnished by, and using the finished electrodes and other materials consigned by, A123 Systems, Inc. to the Company. The plaintiffs alleged that by manufacturing rechargeable lithium cells for one of our customers, A123 Systems, Inc., for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker Corporation, the Company has infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. If the

China BAK Battery, Inc. and subsidiaries

Notes to the consolidated financial statements—(Continued)

As of September 30, 2003, 2004 and 2005

court issues an adverse decision, the Company may be required to pay the plaintiffs substantial monetary damages, terminate the Company’s existing production of rechargeable lithium cells manufactured for A123 Systems, Inc., or pay royalties to continue such production. The court has not yet issued a decision on this matter and the Company is unable to quantify the extent of any possible award of damages that might become payable by the Company.

Furthermore, if A123 System, Inc. is found liable for the infringement, it may not be able to continue its cooperation with the Company at all or on terms and conditions acceptable to the Company, which in turn would adversely affect the Company’s ability to execute its strategy to expand its production to cells for power tools and capture high-margin businesses. Accordingly, the Company’s revenues and business prospects would be materially adversely affected.

(2)	On August 15, 2006, the post-effectiveness amendment filed by the Company on August 4, 2006 became effective to terminate the effectiveness of the Company’s previous filed registration statement. As discussed in Note 13, if the registration statement ceases to be effective and available to the relevant investors at any time prior to the expiration of the registration rights agreement for more than an aggregate of 30 trading days, the Company is liable to pay certain amount as liquidated damages to the relevant investors who are entitled to the registration rights.

As the Company cannot predict the effective date of the current registration statement, the Company cannot estimate the exact amount of the liquidated damages when the claim arises. As there is no effective registration statement on September 26, 2006 for the shares available to the relevant investors, the Company is liable to pay US$241,232 to the relevant investors as liquidated damages. For each month thereafter, the Company will be liable for an additional US$361,847 in the absence of an effective registration statement.

(3)	Pursuant to termination and release agreements entered into between the Company and the relevant officers and employees on September 28, 2006, except for Mr. Mao Huanyu, Chief Operating Officer of the Company, the options to purchase a total of 1,400,000 shares of the Company’s common stock, which were granted to the officers and employees under the China BAK Battery, Inc. 2005 Stock Option Plan (see note 2(q)), were cancelled. The relevant officers and employees are residents of the PRC. They requested that their options be terminated as a result of adverse tax consequences under Chinese law applicable to option grants that are not similarly applicable to other kinds of equity incentive compensation. The Company’s compensation committee plans to meet during the first quarter of fiscal year 2007 to determine an appropriate number of shares of restricted stock that may be granted to the relevant officers and employees.

China BAK Battery, Inc. and subsidiaries

Condensed interim consolidated balance sheets

as of September 30, 2005 and June 30, 2006

(In US$)

	Note	September 30, 2005	June 30, 2006
			(Unaudited)
Assets
Current assets
Cash and cash equivalents		$33,055,784	$6,332,156
Pledged deposits	2	19,392,280	18,956,943
Trade accounts receivable, net		43,863,782	56,946,471
Inventories	3	21,696,226	52,609,555
Prepayments and other receivables		2,155,570	1,633,835

Total current assets		120,163,642	136,478,960

Property, plant and equipment, net		65,751,208	90,933,828
Lease prepayments, net		3,154,799	3,143,546
Intangible assets, net		53,379	65,332
Amounts due from related parties		271,873	—
Deferred tax assets		91,294	158,892

Total assets		$189,486,195	$230,780,558

See accompanying notes to the condensed interim consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Condensed interim consolidated balance sheets

as of September 30, 2005 and June 30, 2006 (continued)

(In US$)

	Note	September 30, 2005	June 30, 2006
			(Unaudited)
Liabilities

Current liabilities
Short-term bank loans	4	$39,545,230	$53,154,235
Accounts and bills payable		45,118,786	54,994,812
Accrued expenses and other payables		14,279,591	13,342,057

Total current liabilities		98,943,607	121,491,104

Deferred tax liabilities		233,445	294,429

Total liabilities		99,177,052	121,785,533

Commitments and contingencies	6

Shareholders’ equity
Ordinary shares US$ 0.001 par value; 100,000,000 authorized; 48,878,396 issued and outstanding as of September 30, 2005 and June 30, 2006		48,878	48,878
Additional paid-in-capital		67,415,501	69,427,746
Statutory reserves		3,034,141	4,825,576
Retained earnings		18,805,368	32,437,170
Accumulated other comprehensive income		1,005,255	2,255,655

Total shareholders’ equity		90,309,143	108,995,025

Total liabilities and shareholders’ equity		$189,486,195	$230,780,558

See accompanying notes to the condensed interim consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Condensed interim consolidated statements of income

and comprehensive income

for the nine months ended June 30, 2005 and 2006

(Unaudited)

(In US$)

	Nine months ended June 30,
	2005	2006
Net revenues	$75,159,215	$97,720,714

Cost of revenues	(58,004,178)	(69,903,949)

Gross profit	17,155,037	27,816,765

Operating expenses:
Research and development costs	(314,626)	(1,436,314)
Sales and marketing expenses	(2,772,290)	(3,541,845)
General and administrative expenses	(4,066,049)	(6,151,115)

Total operating expenses	(7,152,965)	(11,129,274)

Operating income	10,002,072	16,687,491

Finance costs, net	(522,126)	(993,037)
Gain on trading securities	—	279,260
Other expenses	(53,748)	(38,865)

Income before income taxes	9,426,198	15,934,849

Income taxes	(745,194)	(511,612)

Net income	$8,681,004	$15,423,237

Other comprehensive (loss) / income
— Foreign currency translation adjustment	(1,464)	1,250,400

Comprehensive income	$8,679,540	$16,673,637

Net income per share:
— Basic	$0.23	$0.32

— Diluted	$0.23	$0.31

Weighted average number of ordinary shares:
— Basic	37,013,072	48,878,396

— Diluted	37,042,273	49,167,445

See accompanying notes to the condensed interim consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Condensed interim consolidated statements of shareholders’ equity for the nine months ended June 30, 2005 and 2006

(In US$)

	Note	Ordinary shares		Additional paid-in-capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income/(loss)	Total share- holders’ equity
		Number of shares	amount
Balance as of October 1, 2004		31,225,642	$31,226	$12,052,845	$1,724,246	$6,621,539	$(170)	$20,429,686
Net income		—	—	—	—	8,681,004	—	8,681,004
Reverse acquisition	1	1,152,458	1,152	—	—	(2,824)	—	(1,672)
Issuance of ordinary shares, net of transaction costs of 1,471,371		8,600,433	8,600	15,520,029	—	—	—	15,528,629
Appropriation to statutory reserves		—	—	—	728,622	(728,622)	—	—
Foreign currency translation adjustment		—	—	—	—	—	(1,464)	(1,464)

Balance as of June 30, 2005 (unaudited)		40,978,533	$40,978	$27,572,874	$2,452,868	$14,571,097	$(1,634)	$44,636,183

Balance as of October 1, 2005		48,878,396	48,878	67,415,501	3,034,141	18,805,368	1,005,255	90,309,143
Net income		—	—	—	—	15,423,237	—	15,423,237
Share-based compensation		—	—	2,012,245	—	—	—	2,012,245
Appropriation to statutory reserves		—	—	—	1,791,435	(1,791,435)	—	—
Foreign currency translation adjustment		—	—	—	—	—	1,250,400	1,250,400

Balance as of June 30, 2006 (unaudited)		48,878,396	$48,878	$69,427,746	$4,825,576	$32,437,170	$2,255,655	$108,995,025

See accompanying notes to the condensed interim consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Condensed interim consolidated statements of cash flows

for the nine months ended June 30, 2005 and 2006

(Unaudited)

(In US$)

	Nine months ended June 30,
	2005	2006
Cash flow from operating activities
Net income	$8,681,004	$15,423,237
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation and amortisation	2,361,309	4,296,487
Bad debt expense	944,114	731,447
Share-based compensation	—	2,012,245
Deferred income tax	73,718	(6,615)
Gain on trading securities	—	(279,260)
Changes in operating assets and liabilities:
Trade accounts receivable	(17,272,957)	(13,775,711)
Inventories	16,442,224	(30,913,329)
Prepayments and other receivables	(65,277)	483,310
Accounts and bills payable	4,254,872	12,171,109
Accrued expenses and other payables	7,767	1,225,619

Net cash provided by / (used in) operating activities	15,426,774	(8,631,461)

Cash flow from investing activities
Purchases of property, plant and equipment	(24,768,119)	(32,664,516)
Purchases of intangible assets	—	(20,664)
Purchase of trading securities	—	(3,702,014)
Proceeds from disposal of trading securities	—	3,981,274

Net cash used in investing activities	$(24,768,119)	$(32,405,920)

See accompanying notes to the condensed interim consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Condensed interim consolidated statements of cash flows

for the nine months ended June 30, 2005 and 2006 (continued)

(Unaudited)

(In US$)

	Nine months ended June 30,
	2005	2006
Cash flow from financing activities
Proceeds from borrowings	$71,346,584	$60,379,121
Repayment of borrowings	(62,947,204)	(47,334,249)
(Increase) / decrease in pledged deposits	(14,953,162)	435,337
Amounts received from related parties	615,616	271,873
Repayment to Changzhou Lihai Investment Consulting Co., Ltd.	(1,812,316)	—
Proceeds from issuance of capital stock, net	15,528,629	—
Contribution from shareholders acquiring shares of BAK International Limited	11,500,000	—
Distribution to shareholders in connection with acquisition of shares of China BAK Battery, Inc.	(11,500,000)	—

Net cash provided by financing activities	7,778,147	13,752,082

Effect of exchange rate changes on cash and cash equivalents	(1,197)	561,671

Net decrease in cash and cash equivalents	(1,564,395)	(26,723,628)
Cash and cash equivalents at the beginning of period	3,212,176	33,055,784

Cash and cash equivalents at the end of period	$1,647,781	$6,332,156

Supplemental disclosure of cash flow information
Cash received during the period for:
Bills receivable discounted to bank	$9,998,584	$13,972,340

Cash paid during the period for:
Bills discounting charges	$191,466	$195,551

Income taxes	$390,876	$196,487

Interest expense, net of amounts capitalized	$530,387	$1,333,725

See accompanying notes to the condensed interim consolidated financial statements.

China BAK Battery, Inc. and subsidiaries

Notes to the condensed interim consolidated financial statements for the nine months ended June 30, 2005 and 2006

(Unaudited)

1. Principal Activities, Basis of Presentation and Organization

Principal Activities

        China BAK Battery, Inc. (the “Company” or “China BAK”) was incorporated in the State of Nevada on October 4, 1999 as a limited liability company, as Medina Copy, Inc. The Company changed its name to Medina Coffee, Inc. (“Medina Coffee”) on October 6, 1999 and subsequently changed its name to China BAK Battery, Inc. on February 14, 2005. The Company and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture, commercialization and distribution of a wide variety of standard and customized lithium ion (known as “Li-ion” or “Li-ion cell”) rechargeable battery cells for use in cellular telephones, as well as various other portable electronic applications, including high-power handset telephones, laptop computers, power tools, digital cameras, video camcorders, MP3 players, electric bicycles, hybrid/electric motors, and general industrial applications.

        Since May 31, 2006, the Company’s common stock has been listed on the Nasdaq Global Market under the symbol “CBAK.” Prior to that date, the Company’s common stock has been quoted on the Over-the-Counter Electronic Bulletin Board under the symbol “CBBT.OB.”

Basis of Presentation and Organization

        As of June 30, 2006, the Company’s subsidiaries consisted of: i) BAK International Limited (“BAK International”), a wholly owned limited liability company incorporated in Hong Kong on December 29, 2003 as BATCO International Limited and subsequently changed its name to BAK International Limited on November 3, 2004; ii) Shenzhen BAK Battery Co., Ltd. (“Shenzhen BAK”), a wholly owned limited liability company established on August 3, 2001 in the People’s Republic of China (“PRC”); and iii) BAK Electronic (Shenzhen) Co., Ltd. (“BAK Electronic”), a wholly owned limited liability company established by BAK International and commenced operation in August 2005 in the PRC.

        BAK International, a non-operating holding company that had substantially the same shareholders as Shenzhen BAK, entered into a share swap transaction with Shenzhen BAK on November 6, 2004 for the purpose of the subsequent reverse acquisition of the interest of China BAK as described below. Pursuant to the terms of the transaction, the parties exchanged all outstanding shares of their capital stock for $11.5 million in cash, and as a result, BAK International became the parent company of Shenzhen BAK. Certain shareholders of Shenzhen BAK, representing ownership interests of approximately 1.85%, elected not to acquire shares in BAK International. The non-participating shareholders of Shenzhen BAK sold their right to acquire their proportional ownership interests in BAK International for cash, and the proportionate interests in BAK International to which the non-participating shareholders were entitled were acquired by the transferees. After the share swap transaction between BAK International and the shareholders of Shenzhen BAK was complete, there were 31,225,642 shares of BAK International stock outstanding, exactly the same as the number of shares of capital stock of Shenzhen BAK outstanding immediately prior to the share swap, and the shareholders of BAK International were substantially the same as the shareholders of Shenzhen BAK prior to the share purchases. Consequently, the share purchases between BAK International and the shareholders of Shenzhen BAK have been accounted for as a reverse acquisition of Shenzhen BAK with no adjustment to the historical basis of the assets and liabilities of Shenzhen BAK, and the operations were consolidated as though the transactions occurred as of the beginning of the first accounting period presented in the accompanying condensed interim consolidated financial statements.

        On January 20, 2005, BAK International executed a private placement of its common stock with unrelated investors whereby it issued an aggregate of 8,600,433 shares of common stock for gross proceeds of $17,000,000. In conjunction with this financing, Mr. Li Xiangqian, the Chairman and Chief Executive Officer of the Company agreed to place 2,179,550 shares of common stock owned by him into an escrow account, of which 50% are to be released to the investors in the private placement if audited net income of the Group for the fiscal year ended September 30, 2005 is not at least $12,000,000, and the remaining 50% are to be released to investors in the private placement if audited net income of the Group for the fiscal year ending September 30, 2006 is not at least $27,000,000. If the audited net income of the Group for the fiscal years ended September 30, 2005 and 2006 reached the above-mentioned targets, the 2,179,550 shares would be released to Mr. Li Xiangqian (the “Escrow Arrangement”).

        This escrow arrangement constitutes a compensatory plan to Mr. Li Xiangqian in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) “Share-Based Payment” (“SFAS 123R”). A compensation charge would be recorded in the financial statements of the Company should the performance threshold be achieved and these shares be released to Mr. Li Xiangqian. However, as the Company determined that it would not meet the performance threshold for fiscal year ending September 30, 2006 after consideration of the compensation charge, the shares are not deemed to be earned and no compensation charge has been recognized during the interim periods.

        Also on January 20, 2005, the Company completed a share swap transaction with the shareholders of BAK International. The swap was consummated under Nevada law pursuant to the terms of a Securities Exchange Agreement entered by and among China BAK, BAK International and the shareholders of BAK International on January 20, 2005. Pursuant to the Agreement, the Company issued 39,826,075 shares of common stock, par value $0.001 per share, to the shareholders of BAK International (including 31,225,642 shares to the original shareholders and 8,600,433 shares to new investors), representing approximately 97.2% of the Company’s post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding capital stock of BAK International.

The share swap transaction has been accounted for as a capital-raising transaction of the Company whereby the historical financial statements and operations of Shenzhen BAK are consolidated using historical carrying amounts. The 1,152,458 shares of China BAK outstanding prior to the stock exchange transaction were accounted for at the net book value at the time of the transaction, which was a deficit of $1,672. The accompanying condensed interim consolidated financial statements reflect the capital-raising transaction of the Company as if the transaction occurred as of the beginning of the first period presented.

The Company’s condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The interim results of operations are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2006. The Company’s consolidated balance sheet at September 30, 2005 has been taken from the Company’s audited balance sheet as of the date. All other financial statements contained herein are unaudited and, in the opinion of management, contain all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows for the period presented. The Company’s accounting policies and certain other disclosure are set forth in the notes to the consolidated financial statements contained in the Company’s Annual Report on Form 10-KSB/A for the year ended September 30, 2005. These financial statement should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises with limited liabilities established in the PRC (“PRC GAAP”) or in Hong Kong, the accounting standards used in the places of their domicile. The accompanying condensed interim consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

2. Pledged Deposits

Pledged Deposits at September 30, 2005 and June 30, 2006 consist of the following:

	September 30, 2005	June 30, 2006
Pledged deposits with banks for:
General banking facilities	$6,426,100	$—
Bills payable	12,966,180	18,956,943

	$19,392,280	$18,956,943

3. Inventories

Inventories at September 30, 2005 and June 30, 2006 consist of the following:

	September 30, 2005	June 30, 2006
Raw materials	$9,323,864	$18,165,266
Work-in-progress	2,698,554	6,188,136
Finished goods	9,673,808	28,256,153

	$21,696,226	$52,609,555

A floating charge was levied on the Company’s inventories with carrying value of $7,661,888 and $10,005,503 as of September 30, 2005 and June 30, 2006 respectively as collateral under certain loan agreements (see Note 4).

4. Short-term Bank Loans

The Company obtained several short-term loan facilities from the financial institutions in the PRC. These facilities were secured by the Company’s assets with the following carrying values:

	September 30, 2005	June 30, 2006
Pledged deposits	$6,426,100	$—
Inventories	7,661,888	10,005,503
Machinery and equipment, net	8,221,587	7,761,337

	$22,309,575	$17,766,840

As of September 30, 2005 and June 30 2006, the Company had several short-term bank loans with aggregate outstanding balances of $39,545,230 and $53,154,235 respectively. The loans were primarily obtained for general working capital, carried interest rates ranging from 5.22% to 5.85%, and had maturity dates ranging from 4 to 12 months. Each loan is guaranteed by Mr. Li Xiangqian, Chairman of the Company. Mr. Li Xiangqian did not receive any compensation for acting as guarantor.

During the three and nine month periods ended June 30, 2006, interest expenses of $36,096 and $426,711 were capitalized to property, plant and equipment respectively.

Certain shares of the Company were pledged by Mr. Li Xiangqian in order to secure these short-term bank loans as at September 30, 2005 and June 30, 2006 respectively.

5. Share-based Compensation

Prior to October 1, 2005, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board Opinions No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations including Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded only if on the date of grant the market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by the accounting standards, the Company has elected to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended.

In December 2004, the FASB issued SFAS 123R, which requires companies to measure and recognize compensation expenses for all stock-based payment at grant-date fair value, with the cost recognized over the vesting period (or the requisite service period). This statement replaces SFAS 123 and supersedes APB 25.

The Company has used the “modified prospective method” for recognizing the expense over the remaining vesting period for awards that were outstanding but unvested at October 1, 2005. Under the modified prospective method, the Company has not adjusted the financial statements for periods ending prior to September 30, 2005. Under the modified prospective method, the adoption of SFAS 123R applies to new awards and to awards modified, repurchased, or cancelled after September 30, 2005, as well as to the unvested portion of awards outstanding as of October 1, 2005.

SFAS 123R also requires us to estimate forfeitures in calculating the expense related to stock-based compensation.

Compensation cost arising from stock-based awards is recognized as expense using the straight-line method over the vesting period. As of June 30, 2006, there was approximately $3,679,000 of total unrecognized compensation cost related to unvested stock-based awards, which we expect to recognize over remaining weighted average vesting terms of 2 years. For the nine months ended June 30, 2006, our total stock-based compensation expense was approximately $1,969,000. We have not recorded any income tax benefit related to stock-based compensation in either of the nine-month periods ended June 30, 2006.

The Company grants share options to officers, employees and consultants to reward for services and restricted ordinary shares to its non-employee directors.

In May 2005, the Board of Directors adopted the China BAK Battery, Inc. 2005 Stock Option Plan (the “Plan”). The Plan authorizes the issuance of up to 4,000,000 shares of the Company’s common stock. The exercise price of the options granted, pursuant to the Plan, must be at least equal to the fair market value of the Company’s ordinary shares at the date of the grant. The Plan will terminate on May 16, 2055.

Pursuant to the Plan, the Company issued 2,000,000 options with an exercise price of $6.25 per share on May 16, 2005. The exercise price equals to the market price of the Company’s shares at the date of grant. No new grant, exercise or forfeiture of current outstanding options, incurred during the nine month ended June 30, 2006.

As of June 30, 2006, there was unrecognized compensation cost of $3,679,737 related to non-vested share options. This cost is expected to be recognized over the next two years. The Company is expected to issue new shares to satisfy share option exercises.

Aggregate numbers of non-vested shares issued under the Plan were 1,830,000 as of June 30, 2006. No changes of non-vested shares issued under the Plan occurred for the nine months ended June 30, 2006. The weighted-average grant-date fair value of options granted during 2005 was $3.67 per share. The Company recorded non-cash share-based compensation expense of $1,969,120 for the nine months ended June 30, 2006 in respect of share options granted in 2005, which was allocated to cost of revenues, sales and marketing expenses, general and administrative expenses and research and development costs respectively.

The following table illustrates the effect on net income and net income per share for the nine months ended June 30, 2005 as if our stock-based compensation had been determined based on the fair value at the grant dates:

Nine Months Ended June 30, 2005
Net income, as reported	$8,681,004
Deduct: Total stock-based employee compensation expenses determined under the fair value, net of related tax effects	(356,081)

Pro forma net income	$8,324,923

Net income per share:
As reported—basic and diluted	$0.23

Pro forma—basic	$0.23

—diluted	$0.22

Pursuant to the Plan, the Company issued 2,000,000 options with an exercise price of $6.25 per share on May 16, 2005. In accordance with the vesting provisions of the grants, the options will become vested and exercisable under the following schedule:

Numbers of Share	Percentage of Options Issued	Initial Vesting Date
800,000	40%	July 1, 2007
600,000	30%	January 1, 2008
600,000	30%	July 1, 2008

2,000,000	100%

A summary of share option plan activity for the nine months period ended June 30, 2006 is presented below:

	Number of shares	Weighted average exercise price per share	Weighted average remaining contractual term
Outstanding as of October 1, 2005	1,830,000	$6.25
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—

Outstanding as of June 30, 2006	1,830,000	$6.25	5.5 years

Exercisable as of June 30, 2006	—	—	—

The fair value of each option award is estimated on the date of grant using a Black-Scholes Option Valuation Model that uses the assumptions noted in the following table. The expected volatility was based on the historical volatilities of the Company’s listed common stock in the United States and other market information. The Company uses historical data to estimate share option exercises and employee departure behaviour used in the valuation model. The expected terms of share options granted is derived from the output of the option pricing model and represents the period of time hat share options granted are expected to be outstanding. Since the share options once exercised will primarily trade in the U.S. capital market, the risk-free rate for periods within the contractual term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant

Expected volatility	59.85%
Expected dividends	Nil
Expected terms	6 years
Risk-free interest rate	4.13%

The fair value of share warrants granted to the company’s financial advisors and other external parties in connection with the share issuance in 2005 has been recorded within equity as a cost of the offering, and therefore, the issuance of the share warrants does not have any impact on the shareholders’ equity.

On May 12, 2006, the Board of Directors adopted the China BAK Battery, Inc. Compensation Plan for Non-employee Directors (“the Plan 2006”). The Plan 2006 authorizes the issuance of 5,000 restricted shares of the Company’s ordinary shares to each of the three eligible directors in addition to their annual retainer fee. Such restricted shares entitle the relevant non-employee directors to all rights of ordinary shares ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the vesting period.

On May 12, 2006, the Company granted 5,000 restricted shares to each of the three newly approved independent directors with a fair value of $11.5 per share pursuant to the Plan 2006. The eligible directors shall vest in their rights under the restricted shares according to the following schedule:

(i)	25% of the restricted share granted will immediately vest on the grant date; and

(ii)	The remaining 75% of the restricted shares will vest in three equal quarterly installments on the last day of each subsequent quarter or in three equal quarterly installments on the last day of each calendar quarter beginning on the last day of the first full calendar quarter after the grant date.

As of June 30, 2006, the Company had unrecognized stock-based compensation of approximately $130,000 associated with these restricted shares granted to non-employee directors. The first 25% of the restricted shares were issued as fully paid ordinary shares to the three independent directors on July 19, 2006.

6. Commitments and Contingencies

(i) Capital Commitments

As of September 30, 2005 and June 30, 2006, the Company had the following capital commitments:

	September 30, 2005	June 30, 2006
For construction of buildings	$1,062,953	$2,160,682

(ii) Land Use Rights and Property Ownership Certificate

According to relevant PRC laws and regulations, a land use right certificate, along with government approvals for land planning, project planning, and construction, needs to be obtained before construction of a building is commenced. A property ownership certificate shall be granted by the government upon application under the condition that the aforementioned certificate and government approvals are obtained.

The Company has not yet obtained the land use right certificate relating to the premises occupied by the Company, BAK Industrial Park. However, the Company is in the process of applying to obtain the land use right certificate. The local government of Kuichong Township of Longgang District of Shenzhen has, however, granted permission for Shenzhen BAK to commence the construction of the new production plant.

Management believes that Shenzhen BAK will ultimately be granted a land use right certificate, and that there should be no legal barriers for the Company to obtain a property ownership certificate for the premises presently occupied by the Company in BAK Industrial Park. However, in the event that the Company fails to obtain the land use right certificate relating to BAK Industrial Park, there is a risk that the buildings constructed will need to be vacated as illegitimate constructions and the Company might be subject to penalties and fines. However, management believes that this possibility, while present, is remote.

As of June 30, 2006, the Company had unpaid land lease fee amounting to $3.0 million, which the Company expects to pay upon grant of government approval.

The Company is not able to insure its manufacturing facilities since it has not yet received its land use right certificate. The Company intends to procure such insurance once it has received the certificate.

(iii) Guarantee

In order to secure the supplies of certain raw materials and upon the request of suppliers, the Company has guaranteed bank debt of certain suppliers which are summarized as follows:

	September 30, 2005	June 30, 2006
Guaranteed for Shenzhen Tongli - a non-related party	$3,608,502	$4,266,095
Guaranteed for Shenzhen Zhenda - a non-related party	1,235,788	1,247,396

	$4,844,290	$5,513,491

Management has assessed the fair value of the obligation arising from the above financial guarantees and considered it is immaterial to the consolidated financial statements. Therefore, no obligation in respect of the above guarantee were recognized as of September 30, 2005 and June 30, 2006.

(iv) Outstanding Discounted Bills

From time to time, the Company factors bills receivable to banks. At the time of the factoring, all rights and privileges of holding the receivables are transferred to the banks. The Company removes the asset from its books and records a corresponding expense for the amount of the discount. The Company remains contingently liable on the amount outstanding in the event the bill issuer defaults.

The Company’s outstanding discounted bills at September 30, 2005 and June 30, 2006 are summarized as follows:

	September 30, 2005	June 30, 2006

Bank acceptance bills	$3,287,140	$5,292,114
Commercial acceptance bills	741,473	3,300,851

	$4,028,613	$8,592,965

23 Subsequent Events

(1)	On September 12, 2006, Hydro-Quebec, a Canadian company, and the Board of Regents of the University of Texas System brought a federal patent infringement suit in the United States District Court for the Northern District of Texas against the Company. The Company has an agreement with A123 Systems, Inc., under which the Company agrees to manufacture products for A123 Systems, Inc. according to the specifications furnished by, and using the finished electrodes and other materials consigned by, A123 Systems, Inc. to the Company. The plaintiffs alleged that by manufacturing rechargeable lithium cells for one of our customers, A123 Systems, Inc., for use in DeWalt 36-volt cordless power tools manufactured by Black & Decker Corporation, the Company has infringed two U.S. patents owned by and exclusively licensed to the plaintiffs. The plaintiffs seek injunctive relief and damages in an unspecified amount. If the court issues an adverse decision, the Company may be required to pay the plaintiffs substantial monetary damages, terminate the Company’s existing production of rechargeable lithium cells manufactured for A123 Systems, Inc., or pay royalties to continue such production. The court has not yet issued a decision on this matter and the Company is unable to quantify the extent of any possible award of damages that might become payable by the Company.

Furthermore, if A123 System, Inc. is found liable for the infringement, it may not be able to continue its cooperation with the Company at all or on terms and conditions acceptable to the Company, which in turn would adversely affect the Company’s ability to execute its strategy to expand its production to cells for power tools and capture high-margin businesses. Accordingly, the Company’s revenues and business prospects would be materially adversely affected.

(2)	On August 15, 2006, the post-effectiveness amendment filed by the Company on August 4, 2006 became effective to terminate the effectiveness of the Company’s previous filed registration statement.

Pursuant to the registration rights agreement entered into between the Company and part of its investors, if the registration statement of the Company ceases to be effective and available to the relevant investors at any time prior to the expiration of the registration rights agreement for more than an aggregate of 30 trading days, the Company is liable to pay certain amount as liquidated damages to the relevant investors who are entitled to the registration rights.

As the Company cannot predict the effective date of the current registration statement, the Company cannot estimate the exact amount of the liquidated damages when the claim arises. As there is no effective registration statement on September 26, 2006 for the shares available to the relevant investors, the Company is liable to pay US$241,232 to the relevant investors as liquidated damages. For each month thereafter, the Company will be liable for an additional US$361,847 in the absence of an effective registration statement.

(3)	Pursuant to termination and release agreements entered into between the Company and the relevant officers and employees on September 28, 2006, except for Mr. Mao Huanyu, Chief Operating Officer of the Company, the options to purchase a total of 1,400,000 shares of the Company’s common stock, which were granted to the officers and employees under the China BAK Battery, Inc. 2005 Stock Option Plan, were cancelled. The relevant officers and employees are residents of the PRC. They requested that their options be terminated as a result of adverse tax consequences under Chinese law applicable to option grants that are not similarly applicable to other kinds of equity incentive compensation. The Company’s compensation committee plans to meet during the first quarter of fiscal year 2007 to determine an appropriate number of shares of restricted stock that may be granted to the relevant officers and employees.